

Registration No. 24-3656


11005807

SECURITIES AND EXCHANGE COMMISSION


SEC MAIL
RECEIVED
PROCESSING
MAR 17 2011
SECTION

POST QUALIFICATION AMENDMENT NO. 18
TO
FORM 1-A



REGULATION A OFFERING STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STEUBEN TRUST CORPORATION
(Exact name of issuer as specified in its charter)

NEW YORK
(State or other jurisdiction of incorporation or organization)

One Steuben Square, Hornell, New York 14843-1699
(607) 324-5010

(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Helen A. Zamboni, Esq.
UNDERBERG & KESSLER LLP
300 Bausch & Lomb Place
Rochester, New York 14604
(585) 258-2800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6060	16-1368310
Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

2

PART I
NOTIFICATION

Item 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) and (b): The Issuer's Directors and Officers:

Name	Business Address	Residence Address
Robert U. Blades, Jr. Director	A.L. Blades & Sons, Inc. Webb's Crossing Road Hornell, New York 14843	1609 Heather Heights Hornell, New York 14843
Brenda L. Copeland President, Chief Executive Officer and Director	One Steuben Square Hornell, New York 14843-1699	5863 Dineen Road Hornell, New York 14843
Michael E. Davidson Director	Davidson's Furniture 161 Main Street Hornell, NY 14843	212 Main Street Hornell, NY 14843
Charles M. Edmondson Director	Alfred University Saxon Drive, Carnegie Hall Alfred, New York 14802	71 Pine Hill Drive Alfred, New York 14802
Mary E. Hilfiger Corporate Secretary	One Steuben Square Hornell, New York 14843-1699	80 Bennett Street Hornell, New York 14843
Stoner E. Horey Director	(Not applicable)	3461 Pierce Road Canisteo, New York 14823
L. Victor Myers Director	(Not applicable)	5067 Gleason Road Lima, NY 14485
James P. Nicoloff Executive Vice President, Treasurer and Chief Financial Officer	One Steuben Square Hornell, New York 14843-1699	62 Maple Street Hornell, New York 14843
Charles D. Oliver Director	Charles F. Oliver & Son 17 South Church Street Canaseraga, New York 14822	8 North Street Canaseraga, New York 14822
Kenneth D. Philbrick Director	(not applicable)	1100 Sharps Hill Road Arkport, New York 14807
Theresa B. Sedlock Executive Vice President and Lending Div.Manager	One Steuben Square Hornell, New York 14843-1699	1061 Sierk Road Arcade, New York 14011

Name	Business Address	Residence Address
David A. Shults Chairman of the Board and Director	Shults & Shults 9 Seneca Street Hornell, New York 14843	66 Maple Street Hornell, New York 14843
Eric Shults Director	Shults & Shults 9 Seneca Street Hornell, New York 14843	427 Seneca Road Hornell, New York 14843
Sherry C. Walton Director	(not applicable)	4165 Grandview Avenue Wellsville, New York 14895

(c) The Issuer's general partners: not applicable.

(d) The record owners of 5% or more of any class of the Issuer's equity securities:

Name	Business Address	Residence Address
Steuben Trust Company, as Trustee for Richard W. Bradley QTIP Trust	One Steuben Square Hornell, New York 14843-1699	(not applicable)
David A. Shults	9 Seneca Street Hornell, New York 14843	66 Maple Street Hornell, New York 14843
Dick T. Hollands	Not applicable	900 N Taylor St. #238 McLean, Virginia 22102-3419

(e) The beneficial owners of 5% or more of any class of the Issuer's equity securities: See responses under (d) above.

(f) Promoters of the Issuer: Not applicable.

(g) Affiliates of the Issuer: See (a) and (b) above.

(h) Counsel to the issuer with respect to the proposed offering: Underberg & Kessler LLP, 300 Bausch & Lomb Place, Rochester, New York 14604

(i) through (m):

Each underwriter with respect to the proposed offering; the underwriter's directors; the underwriter's officers; the underwriter's general partners; and counsel to the underwriter:

In each case, not applicable.



Item 2. Application of Rule 262

(a) No person identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

Item 3. Affiliate Sales

Not applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) None.

(b) The Common Stock to be offered by the Issuer in its Share Owner Dividend Reinvestment and Stock Purchase Plan ("Plan") will be offered to the Issuer's existing shareholders who reside in the states of: California, Colorado, Connecticut, Delaware, Florida, Idaho, Illinois, Maryland, Massachusetts, Minnesota, New Jersey, New York, Ohio, Pennsylvania, Tennessee, Texas, and Virginia. The Plan and any shares of Common Stock purchased by the Issuer for such Plan are being offered to existing shareholders of the Issuer by delivery of the final Offering Circular by United States mail.

Item 5. Unregistered Securities Issued or Sold Within One Year

Not applicable.

Item 6. Other Present or Proposed Offerings

None.

Item 7. Marketing Arrangements

None; not applicable.

Item 8. Relationship With Issuer of Experts Named in Offering Statement

Not applicable.

Item 9. Use of a Solicitation of Interest Document

No; not applicable.


5



PART II
OFFERING CIRCULAR





OFFERING CIRCULAR

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

200,000 shares of Common Stock
$1.00 par value

TO THE COMMON SHAREHOLDERS OF STEUBEN TRUST CORPORATION:

We are pleased to provide you this Offering Circular describing the Steuben Trust Corporation ("STC" or the "Corporation") Share Owner Dividend Reinvestment and Stock Purchase Plan (the "Plan"). The Plan offers our shareholders who own the Corporation's Common Stock the opportunity to automatically reinvest any cash dividends on your Common Stock in the purchase of additional shares of Common Stock. No brokerage commissions, fees, or service charges will be paid by shareholders participating in the Plan for purchases of shares made under the Plan.

Dividends will be reinvested on a quarterly basis as paid. The Plan may purchase shares of Common Stock on the open market or from the Corporation for the accounts of participants in the Plan, as further described herein.

Shareholders may enroll in the Plan by completing the enclosed Authorization Form and returning it to American Stock Transfer & Trust Company, LLC, 59 Maiden Lane, New York, New York 10038, the Corporation's Agent for administering the Plan. Shareholders enrolled in the Plan will continue in the Plan until they notify American Stock Transfer and Trust Company in writing that they wish to withdraw from participation in the Plan.

If you do not wish to participate in the Plan, you do not need to take any action. You will continue to receive your cash dividends, if and when declared, by check.

Additional information about the Plan is provided in question-and-answer form in this Prospectus. Should any additional questions arise, please contact us.

Sincerely,

Brenda L. Copeland,
President and Chief Executive Officer

This Offering Circular relates to 200,000 shares of Common Stock, par value $1.00 per share, of the Corporation registered for sale under the Plan. Please retain this Offering Circular for future reference.

The date of commencement of this offering is March 4, 2011.

STEUBEN TRUST CORPORATION

One Steuben Square
Hornell, New York 14843-1699
(607) 324-5010

200,000 shares of Common Stock

All the shares of Common Stock offered hereby are being sold by Steuben Trust Corporation ("STC" or the "Corporation"). There is no public market for the Common Stock and it is unlikely that a public market will develop as a result of this Offering. The Corporation does not intend to list the Common Stock on any securities exchange or The NASDAQ Stock Market. The offering price will be determined as set forth in the Plan, a copy of which is attached hereto as Annex 1.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to the Corporation
Per Share	$ 26.00	$ -0-	$ 26.00
Total	$ 5,200,000	$ -0-	$ 5,200,000

The date of this Offering Circular is March 4, 2011


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TABLE OF CONTENTS

SUMMARY

The Plan provides all holders of the Corporation's Common Stock the ability, on a quarterly basis, to automatically reinvest all or any portion of any cash dividends declared by the Corporation or to voluntarily invest certain additional cash payments into additional shares of Common Stock. This Offering Circular explains the potential risks to those investing funds through the Plan and provides detailed information with respect to the purpose, advantages, administration, participation, and costs associated with investing through the Plan. In addition, the Offering Circular gives detailed information with respect to making purchases under the Plan, and how and when an investor may withdraw from the Plan.

Finally, the Offering Circular gives detailed information with respect to the Corporation, its business, and competition. This information includes statistical, financial, and descriptive detail of the Corporation's lending activities, as well as the regulation and supervision of the Corporation by Federal and New York State authorities. The capitalization of the Corporation is also discussed, as well as its management.

To date, 169,112 shares of Common Stock have been sold in this offering under prior Offering Circulars, with an aggregate sales price of $3,096,664. This leaves 30,888 shares available under the Plan.


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The following are summary financial statements for Steuben Trust Corporation and Subsidiaries:

Condensed Consolidated Statements of Condition
December 31, 2010 and 2009

		2010	2009
		(Dollars in Thousands)	
Assets			
Cash and Due From Banks	$	6,475	9,919
Int. bearing time deposits with other financial institutions		147	562
Loans, net		208,097	208,759
Investment Securities (AFS & HTM)		104,512	98,300
Premises & Equipment		6,389	6,745
Other Assets (AIR, Intangible Assets, BOLI, Other)		14,713	14,353
Total Assets	$	**340,333**	**338,638**
Liabilities			
Deposits (interest, non-interest)	$	281,313	268,474
Borrowings (FHLB Advances)		19,500	33,000
Subordinated Debentures		2,062	2,062
Accrued Interest Payable		219	292
Other Liabilities		3,498	3,015
Total Liabilities	$	306,592	306,843
Shareholders' Equity			
Common Stock	$	1,696	1,684
Additional Paid-In Capital		3,554	3,259
Non-controlling interest		314	314
Undivided Profits		29,694	27,160
Accumulated Other Comprehensive Income (Loss)		(209)	333
Treasury Stock		(1,308)	(955)
Total Shareholders' Equity		33,741	31,795
Total Liabilities and Shareholders' Equity	$	**340,333**	**338,638**

Condensed Consolidated Statements of Income
(Dollars in Thousands Except Per Share Data)

		Twelve Months Ending	
		12/31/10	12/31/09
Interest Income	$	16,337	17,580
Interest Expense		2,497	3,067
Net Interest Income		13,840	14,513
Provision for Loan Losses		165	528
Net Interest Income After Provision for Loan Losses		**13,675**	**13,985**
Other Operating Income		4,618	4,585
Operating Expenses		12,772	12,955
Income Before Income Tax		**5,521**	**5,615**
Income Tax		1,482	1,491
Net Income		4,039	4,124
Less: net inc. attributable to non-controlling interest		28	28
Net income available to common shareholders	$	**4,011**	4,096
Earnings Per Share	$	**2.44**	2.50

Other Financial Information	2010	2009
Return on Average Assets	1.13%	1.17%
Return on Average Equity	12.00%	13.88%
Dividend Payout Ratio	36.82%	33.79%

RISK FACTORS

PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION CONCERNING THE CORPORATION AND ITS BUSINESS CONTAINED IN THIS OFFERING CIRCULAR BEFORE PURCHASING THE SHARES OFFERED HEREBY.

THE CORPORATION MAY BE UNABLE TO PAY DIVIDENDS OR ITS ABILITY TO PAY DIVIDENDS MAY BE RESTRICTED.

The Corporation's ability to pay dividends to holders of its Common Stock is dependent on receipt of cash dividends from its wholly-owned subsidiary, Steuben Trust Company (the "Bank"). Federal regulations limit the amount of cash dividends which the Bank may pay to the Corporation and may restrict the amount of dividends payable by the Corporation. Failure to obtain sufficient funds from the Bank to make periodic dividend payments will adversely affect the Corporation's ability to pay dividends to the holders of the Common Stock. The Bank's ability to make dividend payments is subject to the Bank maintaining profitable operations. There can be no assurance that future earnings will support dividend payments to the Corporation.

The Board of Governors of the Federal Reserve System (the "Federal Reserve Board") has the power to prohibit the payment of dividends by a bank holding company if actions by such a company constitute an unsafe or unsound practice. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality, and overall financial condition. The Federal Reserve Board indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Federal Reserve Board policy also requires that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity. These policies could affect the ability of the Corporation to pay cash dividends.

Federal legislation also prohibits depository institutions insured by the Federal Deposit Insurance Corporation (the "FDIC"), such as the Bank, from paying dividends or making capital distributions that would cause the institution to fail to meet minimum capital requirements. In addition, under the New York Banking Law, the Bank may only pay dividends up to an amount equal to its net profits for the current year combined with its retained net profits of the preceding two years.

NO PUBLIC MARKET FOR STOCK; CORPORATION NOT REQUIRED TO FILE PERIODIC REPORTS WITH THE SEC

There is no public market for the Corporation's Common Stock offered hereby and there can be no assurance that any trading market will develop at any time in the future. Additionally, the


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Common Stock offered hereby is offered pursuant to an exemption from the registration requirements under the Securities Act pursuant to SEC Regulation A. The Corporation is not and will not be required to file periodic reports with the SEC as a result of this Offering or otherwise be subject to the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or the rules of the SEC applicable to reporting companies. Such a reporting obligation would not arise unless and until the Corporation has 500 shareholders of record. In order to avoid the direct and indirect costs of being a reporting company, the Corporation intends to attempt to stay below 500 record shareholders.

SIGNIFICANT COMPETITION FROM BANKS AND OTHER FINANCIAL INSTITUTIONS OFFERING SIMILAR SERVICES

The Corporation faces significant competition from many banks, savings institutions, and other financial institutions, which have branch offices or otherwise operate in the Corporation's market area, as well as many other companies now offering a variety of financial services. Many of these competitors have substantially greater financial resources than the Corporation, including a larger capital base that allows them to attract customers seeking larger loans than the Bank is able to make.

LOCAL, NATIONAL, AND INTERNATIONAL ECONOMIC CONDITIONS AND GOVERNMENT MONETARY AND FISCAL POLICIES MAY ADVERSELY IMPACT PROFITABILITY

Commercial banking is affected, directly and indirectly, by local, domestic and international economic and political conditions, and by government monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, real estate values, international conflicts and other factors beyond the control of the Corporation and the Bank may adversely affect the potential profitability of the Corporation and the Bank. The Corporation is not immune from the effects of the current global economic downturn. Maintaining profitability may become increasingly challenging until these conditions improve.

FEDERAL AND STATE REGULATIONS COULD AFFECT THE CORPORATION AND THE BANK BY INCREASING COSTS OF OPERATIONS

The operations of the Corporation and the Bank are heavily regulated and will be affected by present and future legislation and by the policies established from time to time by various federal and state regulatory authorities. In particular, the monetary policies of the Federal Reserve Board have had a significant effect on the operating results of banks in the past and are expected to continue to do so in the future. In addition, the Corporation is regulated by the Federal Reserve Board under the federal Bank Holding Company Act of 1956 as amended, and the Bank is regulated both by the New York State Banking Department and by the FDIC. Congress has adopted new laws in response to the recent turmoil in the financial markets, and agencies of the Executive Branch are developing regulations to implement them. These may result in increased cost of operations for the Corporation. Increased regulation is highly likely and as a result the Bank's operations may be affected, and its costs of compliance may rise.

OPERATIONS OF THE CORPORATION AND THE BANK DEPEND IN LARGE PART ON EXISTING MANAGEMENT

The operations of the Corporation and the Bank to date have been largely dependent on existing management. The loss to the Corporation or the Bank of one or more of its existing executive officers could have a material adverse effect on the Corporation's business and results of operations.

MANAGEMENT, THROUGH A LARGE PERCENTAGE OF OWNERSHIP, COULD CONTROL CERTAIN SHAREHOLDER VOTES

As of December 31, 2010, Directors and officers of the Corporation and their affiliates owned, or had power to vote approximately 25.4% of the Corporation's outstanding shares of Common Stock. Management, by virtue of this concentration of stock ownership, may be able to control the election of the Corporation's Directors and to control the outcome of actions requiring shareholder approval.

CERTAIN PROVISIONS MAY DETER OR DISCOURAGE A CHANGE IN THE CONTROL OF THE CORPORATION

The Corporation's Certificate of Incorporation, Bylaws and the New York Business Corporation Law contain certain provisions which may have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for shares of Common Stock, a proxy contest for control of the Corporation, the assumption of control of the Corporation by a holder of a large block of Common Stock or removal of the Corporation's management.

TEN LARGEST SHAREHOLDERS MAY BE LIABLE FOR UNPAID WAGES AND SALARIES

New York Business Corporation Law Section 630 holds the ten largest shareholders of a New York corporation liable for any wages or salaries that an employee or laborer is unable to collect from the Corporation. Under Section 630, each of the ten largest shareholders of the Corporation could be personally liable for any wages or salaries earned for services provided to the Corporation for which the Corporation fails to make payment.

OUR ALLOWANCE FOR POSSIBLE LOAN LOSSES MAY BE INSUFFICIENT

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense. This reserve represents our best estimate of probable incurred losses within the existing portfolio of loans. The allowance, in our judgment, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects our ongoing evaluation of various factors, including growth of the portfolio, an analysis of individual credits, adverse situations that could affect a borrower's ability to repay, prior and current loss experience, the results of regulatory examinations, and current economic conditions. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions


16

affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors both within and outside our control, including the possible collapse or insolvency of major area employers as a result of the current recession, may require an increase in the allowance for loan losses. In addition, bank regulators periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for possible loan losses, we will need additional provisions to increase the allowance for possible loan losses. Any increases in the allowance for possible loan losses will result in a decrease in net income and possibly capital, and may have a material adverse effect on our financial condition and results of operations.

OUR INFORMATION SYSTEMS MAY EXPERIENCE AN INTERRUPTION OR BREACH IN SECURITY

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our general ledger, deposit, loan and other systems, including risks to data integrity. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

OUR RESULTS MAY BE AFFECTED BY THE SOUNDNESS OF OTHER FINANCIAL INSTITUTIONS

We engage in trading, clearing, counterparty, and other types of transactions with other financial services institutions. We regularly review our exposure to these other institutions. However, a default by one or more of these institutions could adversely affect our results from operations and financial condition.

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The provisions of the Plan are discussed in question-and-answer form below. Holders of shares of the Corporation's Common Stock that do not wish to participate in the Plan will continue to receive cash dividends, if and when declared, by check as in the past. Shareholders that wish to participate in the Plan will need to complete and submit an Authorization Form as discussed below. The Plan, a copy of which is attached as Annex 1 to this Offering Circular, is incorporated herein by reference. All recipients of this Offering Circular are urged to read the Plan in its entirety.

The Plan provides holders of the Corporation's Common Stock with a simple and convenient method of purchasing additional shares of Common Stock without fees of any kind. Any holder of record of shares of Common Stock is eligible to join the Plan.

Participants in the Plan may:

1. Reinvest dividends on all shares held by a participant.

2. Reinvest dividends on less than all of the shares (minimum of 10% of share balance) held by a participant and continue to receive cash dividends on the other shares.

3. Invest by making voluntary additional cash payments at any time in an amount not less than $50.00, but up to $2,500.00 per quarter, whether or not dividends are being reinvested, and provided the Plan participant does not reside in Pennsylvania.

Cash payments will be invested on the dividend payment date of each quarter after they are received. Shares purchased will also be entitled to subsequent dividends.

Purpose

(1) What is the purpose of the Plan?

The purpose of the Plan is to provide holders of record of the Corporation's Common Stock with a simple, convenient and inexpensive method of investing cash dividends and additional voluntary cash payments in the purchase of additional shares of Common Stock without payment of any brokerage commissions or service charges.

Advantages

(2) What are the advantages of the Plan?

Plan participants may purchase additional shares of Common Stock quarterly with reinvested cash dividends on all or less than all of the shares (minimum of 10% of share balance) of the Corporation's Common Stock, which they own. Except for Plan participants residing in Pennsylvania, participants also may elect to purchase additional shares of Common Stock quarterly with voluntary additional cash payments of a minimum of $50.00 per quarter, up to a maximum of $2,500.00 per quarter. No commissions or service charges are paid by participants in connection with purchases under the Plan. Full investment of funds is possible under the Plan because the Plan permits fractions of shares, as well as full shares, to be credited to a participant's account. In addition, dividends in respect of such fractions, as well as full shares, will be credited to a participant's account. Dividends on the shares in the participant's account are automatically reinvested in the purchase of additional shares of Common Stock. Participants are assured of



safekeeping of shares credited to their accounts under the Plan. Regular statements of account provide simplified record keeping. The participant's equity in the Corporation will increase with each dividend payment thereby generating additional dividend income to be invested.

Administration

(3) Who administers the Plan for participants?

American Stock Transfer & Trust Company, LLC (the "Agent"), 59 Maiden Lane, New York, New York, will administer the Plan for participants, including all record keeping, sending statements of account to participants and performing other duties relating to the Plan. Shares of Common Stock purchased under the Plan will be held by and registered in the name of the Agent or its nominee as agent for the participants in the Plan.

Participation

(4) How does a shareholder participate?

A holder of record of shares of Common Stock may join the Plan by signing the Authorization Form, a copy of which is enclosed with this Offering Circular as Annex 2, and returning it to American Stock Transfer & Trust Company, LLC, 59 Maiden Lane, New York, New York 10038. An Authorization Form and return envelope may be obtained at any time by calling 1-800-937-5449. Written requests for Authorization Forms and return envelopes should be mailed to the Agent. All holders of record of shares of Common Stock are eligible to participate in the Plan. If a shareholder's shares are held in the name of a broker or nominee, the ownership of the number of shares that the shareholder wishes to have participate in the Plan must first be transferred into the shareholder's name in order to participate in the Plan. (To effect such a transfer, a shareholder should contact his/her/its broker or nominee.)

(5) When may a shareholder join the Plan?

A holder of record of shares of Common Stock may join the Plan at any time. An optional cash payment may be made at any time, including when joining the Plan, by enclosing a check or money order with an Authorization Form.

The Authorization Form must be received by the Agent no later than five business days prior to a record date for a dividend in order to reinvest that dividend through the Plan. With respect to any Authorization Form received after such date, the reinvestment of dividends through the Plan will begin with the next succeeding dividend.

(6) What does the Authorization Form provide?

The Authorization Form provides for the purchase of additional shares of Common Stock through the following investment options:

1. Reinvest dividends paid on all shares held by a participant.

2. Reinvest dividends paid on less than all of the shares held by a participant and continue to receive cash dividends on the other shares.

3. Invest by making voluntary additional cash payments at any time of not less than $50.00 per quarter and not exceeding $2,500.00 per quarter, whether or not dividends are being reinvested.

Cash dividends on shares credited to a participant's account under the Plan are automatically reinvested in the purchase of additional shares of Common Stock.

(7) How may a participant change options under the Plan?

A participant may change his/her/its investment option at any time by signing a new Authorization Form and returning it to the Agent. Any change in option with respect to reinvestment of dividends must be received by the Agent at least five business days prior to the record date for the next succeeding dividend to allow sufficient time for processing. A participant also must submit an appropriately completed form at any time that a participant desires to make additional voluntary purchases of shares of Common Stock under the Plan.

Costs

(8) Are there any expenses to participants in connection with purchases under the Plan?

No. All brokerage commissions or service charges will be paid by the Corporation for open market or negotiated purchases of shares. No brokerage fees or service charges will be charged for purchases of shares under the Plan directly from the Corporation. All costs of administration of the Plan are paid by the Corporation.

Purchases

(9) What will be the price of shares of Common Stock purchased under the Plan?

If original issue or treasury shares are purchased under the Plan directly from the Corporation, the per share price of the shares so purchased will be the then-current price per share of the Corporation's Common Stock, as determined by a committee appointed by the Corporation's Board of Directors or the Board of Directors itself (the "Committee"). This Committee determines what, in its best judgment, the Committee believes to be the fair market value of a share of the Corporation's Common Stock from time to time. The Committee may determine such fair market value from any reasonable criteria it elects to use, such as recent sales of shares of Common Stock in the marketplace of which it is aware, the fair market value and recent sales of shares of comparable institutions, an independent firm that values the Common Stock, other measures such as return on equity, return on assets and book value, and any other reasonable criteria the Committee determines. Only the shares that may be sold by the Corporation to the Plan are the subject of this Offering Circular, and the Corporation will only receive the proceeds from the sales of any such shares.

If shares are purchased under the Plan in the market, such purchases will be made at prevailing market prices and the price to each participant's Plan account will be based on the average price of all shares so purchased. The Corporation will not receive the proceeds from any such purchases.


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If shares are purchased under the Plan in privately negotiated transactions, such purchases will be made at prices not exceeding the then-fair market value of the Corporation's Common Stock as determined by the Committee, and the price to each participant's account will be based on the average price of all shares so purchased.

As of the date of this Offering Circular, the current fair market value of the Corporation's Common stock is $26.00 per share, as determined by the Committee. From time to time the Committee may determine a new fair market value for the Corporation's Common Stock. Plan participants will be so notified by a supplement to this Offering Circular.

(10) How many shares of Common Stock will be purchased for participants?

The number of shares to be purchased for a participant depends on the amount of a participant's dividends and the prevailing market price or fair market value, as applicable, of the Common Stock on the relevant purchase date. As soon as possible following each dividend payment date, each participant's Plan account will be credited with that number of shares, including fractional shares computed to three decimal places, equal to the amounts to be invested for a participant divided by the applicable purchase price.

(11) When will purchases of shares under the Plan be made?

On each dividend payment date, the cash dividends payable on all shares held in a participant's Plan account, together with any voluntary additional cash payments that have been received from a participant at least five business days prior to the record date for such dividend, will be applied by the Agent to the purchase of additional shares of Common Stock. Cash dividends on all shares of Common Stock purchased for each participant's Plan account will automatically be reinvested in additional shares of Common Stock.

(12) How will shares be purchased?

The Agent will use funds from cash dividends and voluntary additional cash payments to acquire shares of Common Stock under the Plan in any of four ways, as directed by the Corporation: (1) purchase newly issued shares directly from the Corporation; (2) purchase Treasury shares directly from the Corporation; (3) purchase outstanding shares in the market; (4) purchase shares in negotiated transactions. The Agent may also use any combination of these methods, as directed by the Corporation. If the Corporation sells newly issued and/or Treasury shares under the Plan, participants will become owners of such shares as of the dividend payment date. To the extent shares are purchased in the open market and/or in negotiated transactions, such shares will usually be purchased within ten business days following a dividend payment date, subject to the availability of shares in the market and to any regulatory restrictions on such purchases to which the Corporation may be subject. Plan participants will become owners of shares purchased for their accounts upon settlement of open market or privately negotiated purchases.

The Corporation will make every effort to reinvest all dividends promptly after receipt. No interest will be paid on dividends or on voluntary additional cash payments pending investment of such funds. To the extent that any dividends and/or any voluntary additional cash payments cannot be reinvested in shares of Common Stock within 45 days following a dividend payment date, then the Corporation reserves the right to distribute the uninvested dividends to the participants and to return any voluntary additional cash payments received.

Voluntary Additional Cash Payments

(13) How are voluntary additional cash payments made?

Except for Plan participants residing in Pennsylvania (see Page 42 of the Offering Circular), voluntary additional cash payments may be made at any time and the amount each time may be varied. A voluntary additional cash payment may be made when enrolling by enclosing a check or money order with an Authorization Form. Payments may not be less than $50.00 per quarter and cannot exceed $2,500.00 per quarter. The Agent will send a receipt for each voluntary additional cash payment together with a statement for use in making the next such payment. Note that purchases of shares with voluntary additional cash payments will only be made quarterly as well, and that no interest will be paid on such voluntary cash payments received pending the investment of such funds. Accordingly, it is suggested that shareholders desiring to make voluntary additional cash purchases of shares under the Plan submit such payments together with an appropriately completed form to the Agent toward the end of a quarter.

Withdrawal From Participation

(14) How does a participant withdraw from the Plan?

In order to withdraw from the Plan, a participant must send a written request to the Agent. When a participant withdraws from the Plan, certificates for whole shares credited to the participant's account under the Plan will be issued and a cash payment will be made for any fraction of a share, based upon the most recent average per share purchase price of Common Stock made under the Plan prior to the effective date of the withdrawal multiplied by the fractional interest.

(15) When may a participant withdraw from the Plan?

A participant may withdraw from the Plan at any time. To be effective for a given dividend payment date, the withdrawal notice must be received by the Agent at least five business days prior to the record date for that dividend. Any notice of withdrawal received less than five business days prior to a dividend record date will not be effective until dividends paid for that record date have been reinvested and the shares credited to the participant's Plan account.

(16) Can a participant re-enter the Plan after withdrawing?

Yes, by following the procedure for initial enrollment (see Question 4).

Other Information

(17) Will certificates automatically be issued for shares of Common Stock purchased under the Plan?

No. Unless requested by a participant, certificates for shares of Common Stock purchased under the Plan will not be issued. All shares purchased will be held by the Agent as nominee of and for the benefit of Plan participants. The number of shares purchased for each participant's Plan account will be shown on a statement of account that each participant will receive at least quarterly from the Agent. (This feature also protects against loss, theft or destruction of stock certificates.)


22

Certificates for any number of full shares credited to a participant's Plan account will be issued without charge upon written request. Such shares remain eligible to participate in the Plan, and if a participant remains in the Plan, any remaining full shares and fractional interests in the participant's Plan account will continue to participate in the Plan as well.

The noncertificated shares credited to a participant's Plan account cannot be pledged as collateral for a loan or other obligation of a participant. A participant that wishes to pledge such shares must request that certificates for such shares be issued in his/her/its name. Certificates representing fractional interests will not be issued under any circumstances.

(18) What happens when a participant who is reinvesting the cash dividends on shares registered in the participant's name sells or transfers a portion of such shares?

If a participant who is reinvesting the cash dividends on shares of Common Stock registered in his/her/its name disposes of a portion of such shares with respect to which he/she/it is participating in the Plan, the Agent will continue to reinvest the dividends on the remainder of such shares that are participating in the Plan.

(19) What happens when a participant sells or transfers all of the shares registered in the participant's name?

If a participant disposes of all shares of Common Stock registered in his/her/its name, the Agent will continue to reinvest the dividends on any remaining shares credited to the participant's Plan account unless the participant also withdraws those shares held in his/her/its Plan account as well.

(20) How may a participant transfer shares held in the participant's Plan account?

A Plan participant that wishes to transfer shares held in his/her/its Plan account must first withdraw those shares from the Plan. Upon the receipt of the certificate(s) representing such shares, the participant may then transfer those shares as the participant would any other securities.

(21) If the Corporation has a rights offering, how will a participant's entitlement be computed?

A participant's entitlement in a rights offering will be based on the participant's total holdings -- just as the participant's dividend is computed each quarter. Rights certificates will be issued for the number of whole shares only, however, and rights based on a fraction of a share held in a participant's Plan account will be sold for the participant's account and the net proceeds will be treated as an optional cash payment.

(22) What happens if the Corporation issues a stock dividend or declares a stock split?

Any shares of Common Stock distributed as a result of a stock dividend or stock split by the Corporation on shares credited to the account of a participant under the Plan will be added to the participant's Plan account. Stock dividends or split shares distributed on shares registered in the name of the participant will be mailed directly to the shareholder in the same manner as to shareholders who are not participating in the Plan.


23

(23) How will a participant's Plan shares be voted at meetings of shareholders?

All shares of Common Stock credited to a participant's Plan account will be voted as the participant directs. If on the record date for a meeting of shareholders there are shares credited to a participant's Plan account, the participant will be sent the proxy material for that meeting. If the participant returns an executed proxy card in a timely fashion, it will be voted in accordance with the instructions so received with respect to all shares credited to the participant's Plan account. All such shares may also be voted in person at any meeting of shareholders. If the participant does not execute and return a proxy card in a timely fashion and does not attend the meeting and vote such shares in person, such shares will not be voted at that meeting.

(24) What are the federal income tax consequences of participation in the Plan?

The Corporation has not received a ruling from the Internal Revenue Service concerning the federal income tax consequences of participating in the Plan. Participants are urged to consult their own tax advisers before joining the plan. However, a general discussion of certain tax consequences follows:

(a) A participant in the Plan will be treated for federal income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value on the dividend payment date of the shares of Common Stock credited to the participant's Plan account. To the extent that dividends paid by the Corporation to its shareholders are treated as made from the Corporation's earnings and profits, those dividends are taxed in accordance with the provisions of the Internal Revenue Code for federal income tax purposes. The Corporation has sufficient earnings and profits such that participants can expect that the full amount of any dividends paid will be currently taxable to Plan participants.

(b) The tax basis of shares purchased with reinvested dividends will equal the average price at which all shares were acquired with respect to a specific dividend payment. Likewise, for each quarterly purchase of shares made with voluntary additional cash payments, the tax basis of such shares will equal the average price at which all such shares were acquired.

(c) A participant's holding period for shares acquired pursuant to the Plan both with reinvested dividends and voluntary additional cash payments will begin on the day following the purchase of such shares.

(d) A participant will not realize any taxable income when the participant receives certificates for whole shares credited to the participant's account, either upon the participant's request for certain of those shares or upon withdrawal from or termination of the Plan.

(e) A participant will realize long term or short-term gain or loss when shares are sold or exchanged, depending upon whether the shares have been held for more than one year at the time of disposition. In the case of a fractional share, when the participant receives a cash adjustment for a fraction of a share credited to the participant's account upon withdrawal from or termination of the Plan, the amount of such gain or loss will be the difference between the amount which the participant receives for the shares or fraction of a share and the tax basis therefor.


24

(25) What are the responsibilities of the Corporation and the Agent under the Plan?

The Agent receives the participant's dividend payments and voluntary additional cash payments, if any, invests such amounts in additional shares of the Corporation's Common Stock, maintains continuing records of each participant's account, and advises participants as to all transactions in and the status of their accounts. The Agent acts as agent for the participants.

As soon as practical after each purchase for the account of a Plan participant, each participant will receive a statement of account from the Agent showing: the total number of shares held in the participant's Plan account; the amount of dividends received on the shares held in the participant's Plan account; the amount invested on the participant's behalf, including any voluntary additional cash payments received; the number of shares purchased; the price per share; and the acquisition date of such shares. Additionally, each participant will continue to receive copies of the Corporation's annual and other periodic reports to shareholders, proxy statements, and information for income tax reporting purposes.

The Corporation reserves the right to interpret and regulate the Plan as necessary or desirable in connection with the administration of the Plan. In administering the Plan, neither the Corporation nor the Agent will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon such participant's death prior to receipt of notice in writing of such death, nor shall they have any duties, responsibilities or liabilities except as expressly set forth in the Plan.

Participants must recognize that neither the Corporation nor the Agent can provide any assurance that shares of Common Stock purchased under the Plan will, at any particular time, be worth more or less than their purchase price.

(26) May the Plan be changed or discontinued?

While the Corporation currently expects to continue the Plan indefinitely, it reserves the right to suspend, modify, or terminate the Plan at any time. All participants will receive notice of any such suspension, modification, or termination. All notices from the Agent or the Corporation to a participant will be addressed to the participant's last address of record with the Agent. The mailing of a notice to a participant's last address of record will satisfy the Plan requirement of giving notice to such participant. Therefore, participants must promptly notify the Agent in writing of any change of address.

(27) To whom do I write for additional information concerning the Plan?

The Plan is administered by the Agent, and all correspondence should be directed to:

American Stock Transfer & Trust Company, LLC
Attention: Dividend Reinvestment Department
59 Maiden Lane
New York, New York 10038
1-800-937-5449


25

INFORMATION REGARDING THE CORPORATION

GENERAL

The Corporation is a bank holding company incorporated under the New York Business Corporation Law on February 5, 1990 and headquartered in Hornell, New York. It is the sole shareholder of Steuben Trust Company (the "Bank"), a New York chartered commercial bank that commenced operations in 1902. The Bank's deposits are insured by the FDIC. The Bank is not a member of the Federal Reserve System.

The Corporation also has a subsidiary trust, Steuben Statutory Trust II (see **Subordinated Debentures** on page 28). The Corporation is exploring opportunities in other financial services.

The Bank is a locally managed and community oriented commercial bank which provides loans, both residential and commercial, and other traditional financial services to customers consisting principally of individuals and small to medium-sized businesses. The Bank attracts deposits from the general public, business and government entities through its offices and uses these funds and other available sources of funds to originate loans. The Bank seeks to provide personal attention and professional financial assistance to customers. The Bank's philosophy includes providing friendly, informed and courteous service, local and timely decision making, flexible and reasonable operating procedures, and consistently applied credit policies.

The Bank's primary market area is Steuben, Allegany and Livingston counties located in Western New York State. The combined population of these three counties was approximately 214,000 based on 2000 census data. The City of Hornell, where the administrative headquarters are located, has a population of approximately 10,000. The Bank's extended market area includes the counties of Wyoming, Monroe and Cattaraugus in New York, and Potter and Tioga in Pennsylvania.

On February 20, 2009, the Corporation, through its Bank subsidiary, acquired Canisteo Savings & Loan Association (Canisteo) of Canisteo, New York, a banking institution with approximately $6.9 million in assets. Canisteo operated as a mutual thrift entity prior to acquisition. The Company's results of operations include the results of Canisteo subsequent to the acquisition date.

The Bank's market area has not to date been significantly affected by the deteriorating economic conditions affecting other parts of New York and the country. However, if local conditions worsen, the quality of our loan portfolio may be adversely affected.

As of December 31, 2010, the Bank had a total of approximately 125 full-time equivalent employees.


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Lending Activities

General

At December 31, 2010, the Bank's net loan portfolio totaled $208.1 million representing approximately 61.1% of its $340.3 million of total assets at that date. The principal categories of loans in the Bank's portfolio are commercial loans, residential mortgage loans, and consumer loans.

Commercial Loans

The Bank originates secured and unsecured loans for commercial, corporate, agricultural, and business purposes. At December 31, 2010, $105.1 million, or 49.9% of the Bank's total loan portfolio consisted of commercial loans. The Bank's commercial loans consist primarily of loans secured by real estate, equipment, machinery and other assets. Commercial loans are also made to provide working capital to businesses in the form of lines of credit which may be secured by real estate, accounts receivable, inventory, equipment, or other assets. The Bank had approximately $1.5 million of vehicle dealership floor plan loans to finance retail inventory outstanding at December 31, 2010, versus $1.0 million at December 31, 2009. The financial condition and cash flow of commercial borrowers are monitored by the submission of quarterly, semi-annual and annual corporate financial statements, personal financial statements, and tax returns. The frequency of required financial information depends on the size and complexity of the credit and the collateral which secures the loan.

The Bank does not have any concentrations of loans exceeding 10% of loans to borrowers engaged in similar activities which would cause them to be similarly affected by economic or other conditions.

Residential Mortgage Loans

The Bank originates adjustable and fixed-rate residential mortgage loans and home equity loans to its retail customers. The Bank has historically been a portfolio lender. The Bank originates loans both for sale to the secondary market, and to hold in its portfolio. During 2010, the Bank originated and sold $8.3 million of residential mortgage loans in the secondary market. At December 31, 2010, $82.8 million, or 39.3% of the Bank's total loan portfolio consisted of one to four family residential mortgage loans and home equity loans. Virtually all of such loans are secured by property located in the Bank's immediate market area.

Pursuant to underwriting guidelines adopted by the Board of Directors, the Bank will lend up to 80% of the appraised value of the property securing a single-family residential mortgage loan. Loans up to 95% of appraised value may be granted to borrowers who obtain private mortgage insurance.

Home equity loans, which are fixed rate term loans, are originated by the Bank for up to 80% of appraised value, less the amount of any existing prior liens on the property. The Bank also offers home equity lines of credit (typically variable rate open-end loans) in amounts up to 80% of appraised value, less the amount of any existing prior liens. Home equity loans generally have a maximum term of fifteen years. The Bank secures these loans and lines with first or second mortgages. If the Bank has the first mortgage, the home equity loan can be up to 90% of appraised value.


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The Bank requires either title insurance or an attorney's opinion letter insuring the priority of the mortgage lien, as well as fire and extended coverage casualty insurance in order to protect the property securing its residential and other mortgage loans. The properties securing all of the Bank's residential mortgage loans are appraised by appraisers approved by the Board of Directors.

Consumer Loans

The Bank offers a full range of consumer loans in order to meet demand for such financial services from its customers and because such loans typically have shorter terms and higher interest rates than commercial or residential mortgage loans. Consumer loans are made on both a direct and indirect basis and may be secured or unsecured and include motor vehicle loans, personal loans, overdraft protection, recreational vehicle and mobile home loans.

The Bank's underwriting guidelines for such loans generally require that a borrower have been in his or her present job for a minimum of two years. A credit report is obtained on each borrower. The borrower's total debt to income ratio should not exceed 40%. Loans secured by motor vehicles may require a 10% down payment. However, the ability of the borrower to repay is the primary consideration. At December 31, 2010, $22.6 million, or 10.8% of the Bank's total loans, consisted of consumer loans.

Composition

The following table sets forth the Bank's loans by major categories as of the dates indicated:

	At December 31,	
	2010	**2009**
	(Dollars in Thousands)	
Consumer:		
Installment	$ 22,566	30,245
Residential Mortgages		
(includes home equity loans):	82,338	87,331
Commercial:		
Business	103,650	92,182
Floor plans	1,492	997
Total commercial	105,142	93,179
Total loans, gross	210,046	210,755
Net unearned loan origination fees and costs	501	539
Total loans	210,547	211,294
Allowance for loan losses	(2,450)	(2,535)
Net Loans	$ 208,097	208,759


28

Credit Quality

The Bank's written lending policies require underwriting, loan documentation, and credit analysis standards to be met prior to funding any loan. Lending authorities for the Bank's officers are established by the Bank's Board of Directors consistent with the knowledge, training, experience, and lending record of each officer. Loan decisions for credits in excess of $750,000 are made by the Bank's Board of Directors, or a Loan Committee comprised largely of Directors. After the loan has been approved and funded, continued periodic review is required. Due to the secured nature of residential mortgage loans and the smaller balances of individual installment loans, sampling techniques are used on a continuing basis for credit reviews of these loan types. The Bank has a policy of discontinuing accrual of interest income at the end of the month in which a loan becomes 90 days past due for either principal or interest, except for those residential mortgages where no loss of principal and/or interest is anticipated. If circumstances warrant, accrual of interest may be discontinued prior to 90 days. If a loss of loan principal is anticipated, any payments received on that non-accrual loan is credited to principal until full recovery of past due payments has been recognized. The loan is not restored to accrual status until the customer demonstrates the ability to service the loan over its remaining life in accordance with the underlying note agreement. Loans are charged off in whole or in part upon a determination that a loss will occur. The Bank considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect all amounts of principal and interest under the original terms of the agreement. Accordingly, the Bank measures certain impaired commercial loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Bank collectively evaluates large groups of small balance, homogeneous loans which include commercial loans less than $150,000, all residential mortgages, automobile, and other consumer loans. Non-accrual and delinquent loans are reviewed on a monthly basis to determine potential losses from impairment. The following table sets forth information concerning loan delinquency and other non-performing assets.

	At December 31,	
	2010	2009
	(Dollars in Thousands)	
Loans accruing, but past due 30 to 89 days	$ 1,584	1,392
Loans accruing, but past due 90 days and over	79	50
Total non-accrual loans	1,493	1,665
Other real estate owned, net of valuation allowance	1,247	713
Total non-performing assets	$ 2,819	2,428
Non-accrual loans as a percentage of total loans, net of unearned loan premiums and fees	0.71%	0.79%
Non-performing assets as a percentage of total assets	0.83%	0.72%


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Non-performing assets are comprised of (i) loans accruing, but past due 90 days and over, (ii) non-accrual loans, and (iii) other real estate owned ("OREO").

At December 31, 2010, the Bank had $956,000 in loans that were considered impaired and had an allocation allowance for probable losses, compared to $624,000 at December 31, 2009. Impairment applies to loans that are identified for evaluation on an individual basis. Loans are considered impaired when, based on current information and events, it is probable that the creditor will be unable to collect all interest and principal payments due according to the contractual terms of the loan agreement. The impairment allowance associated with these loans at December 31, 2010, was $230,000, compared to $88,000 at December 31, 2009. There were no loans considered impaired that required no allocated reserve at December 31, 2010, compared to $497,000 at December 31, 2009. At December 31, 2010, and December 31, 2009, non-accrual loans were 0.71% and 0.79% respectively, of total loans, while non-performing assets were 0.83% and 0.77%, respectively, of total assets. At both December 31, 2010, and December 31, 2009, there were no loans not classified as impaired or non-performing that were classified as potential problem loans. Potential problem loans are loans which management has serious doubts as to the borrowers' ability to comply with the present repayment terms and loans which management is actively monitoring due to changes in the borrowers' financial condition. Impaired loans, non-performing loans, and potential problem loans have been considered in management's analysis of the adequacy of the allowance for loan losses.

For the year ended December 31, 2010, $63,000 of interest income would have been earned under the original terms on those loans classified as non-accrual of December 31, 2010, had they been current in accordance with their original terms and had been outstanding throughout the period or since origination.

At December 31, 2010, there were no other interest-bearing assets that would be classified as impaired, non-performing, or potential problem loans if such assets were loans. Other interest-bearing assets include investment securities, federal funds sold, and interest-bearing balances with other banks.

Real estate acquired by the bank as a result of foreclosure and/or deed in lieu of foreclosure is classified as OREO until it is sold. Write-downs from cost to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur. As of December 31, 2010, the Bank had $1,371,000 in OREO. The valuation allowance as of December 31, 2010, was $124,000.

Allowance for Loan Losses

Management makes a continuing determination as to an appropriate provision from earnings to maintain an allowance for loan losses that is adequate for probable losses in the loan portfolio. In making the determination, management utilizes a loan loss reserve analysis format which considers several factors including: loans criticized internally and/or externally by regulators and/or the Bank's independent loan review firm, delinquent loans to include the amount and trends in delinquencies, projected future losses based upon historical data for loans which are currently performing as agreed, growth in the various segments of the Bank's loan portfolio, analytical review of loan charge-off experience, other relevant historical and peer statistical ratios, and management's judgment with respect to local and general economic conditions and their impact on the existing loan portfolio.

The Bank has no credit exposure to foreign countries or foreign borrowers, or to "highly leveraged transactions," as defined by the Federal Reserve Board.

Although the Bank uses its best judgment in underwriting each loan, industry experience indicates that a portion of the Bank's loans nevertheless will become delinquent. Regardless of the underwriting criteria utilized by banks, losses may be experienced as a result of many factors beyond their control including, among other things, changes in market conditions affecting the value of collateral and unrelated problems affecting the repayment capacity of the borrower.

The following table sets forth year-end balances and changes in the allowance for loan losses and certain ratios for the years ended December 31, 2010, and 2009.

	At or For the Year Ended December 31,	
	2010	**2009**
	(Dollars in Thousands)	
Average loans outstanding	$ 208,775	207,021
Balance at beginning of year	$ 2,535	2,400
Charge-offs:		
Commercial	(141)	(150)
Real estate-mortgage	(17)	----
Consumer	(213)	(338)
Total charge-offs	(371)	(488)
Recoveries:		
Commercial	32	9
Real estate-mortgage	----	---
Consumer	89	86
Total recoveries	121	95
Net charge-offs	(250)	(393)
Provision for loan losses	165	528
Balance at end of year	$ 2,450	2,535
As a percent of average loans:		
Net charge-offs	0.12%	0.19%
Provision for loan losses	0.08%	0.26%
Allowance for loan losses	1.17%	1.22%
Allowance as a percentage of each of the following:		
Total loans, net of unearned loan premiums and fees	1.16%	1.20%
Total non-accrual and delinquent loans 90 days and over and still accruing	155.85%	147.81%
Total non-accrual loans	164.10%	152.25%

The Bank's management is unable to determine in what loan category future charge-offs and recoveries may occur. However, the following schedule sets forth the allocation of the allowance for loan losses among various categories. The allocation is based upon historical experience. The entire allowance for loan losses is available for probable incurred losses which may occur in any loan category.

	At December 31,			
	2010		2009	
	Amount	Percent of Loans in Each Category to Loans	Amount	Percent of Loans in Each Category to Loans
	(Dollars in Thousands)			
Allocation of allowance for loan losses:				
Commercial	$ 1,379	50%	1,284	44%
Mortgage	61	39%	61	42%
Consumer	337	11%	461	14%
Unallocated	673	n/a	723	n/a
Total	$ 2,450	100%	2,535	100%

Securities Portfolio

The Bank maintains a securities portfolio for the secondary application of funds as well as a source of liquidity. The Bank classifies its securities as either "available for sale" or "held to maturity," and does not hold any securities considered to be trading. Held to maturity securities are those securities that the Bank has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale.

Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as accumulated other comprehensive income (loss) as a separate component of shareholders' equity. Transfers of securities between categories are recorded at fair value at the date of transfer. The unrealized holding gains or losses included in the separate component of equity for securities transferred from available for sale to held to maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security. A decline in the fair value of any available for sale or held to maturity security below cost, deemed other than temporary, is charged to earnings resulting in the establishment of a new cost basis for the security.


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The following table sets forth the amortized cost and fair value of securities as of December 31, 2010, and 2009.

Available-for-sale	At December 31, 2010 Amortized Cost	2010 Fair Value	2009 Amortized Cost	2009 Fair Value
	(Dollars in Thousands)			
Debt Securities:				
U.S. Agency Securities	$ 26,308	26,964	25,883	26,432
MBS	33,719	34,680	30,218	31,650
Corporate Bonds	---	---	1,001	1,059
State & Municipal	37,604	38,431	36,431	37,681
Total Securities	$ 97,631	100,075	93,533	96,822

Held-to-maturity	At December 31, 2010 Amortized Cost	2010 Fair Value	2009 Amortized Cost	2009 Fair Value
	(Dollars in Thousands)			
Debt Securities:				
State & Municipal	$ 4,437	4,551	1,478	1,583
Total Securities	$ 4,437	4,551	1,478	1,583

As of December 31, 2010, 25.8% of the Bank's securities portfolio was held in U.S. Government Sponsored Agency ("U.S. Agency") Securities, 33.2% was held in U.S. Agency mortgage-backed securities ("MBS") and 41.0% was held in municipal securities. All securities held in the MBS portfolio are issued by or collateralized by U.S. Agencies and backed by residential loans. The total carrying value of securities increased from $98.3 million at December 31, 2009, to $104.5 million at December 31, 2010, due to growth in deposits. At December 31, 2010, securities having a fair value of $88.0 million were pledged as collateral for public funds and other purposes as required or permitted by law. According to the following tables, 35.0% of the debt securities in the portfolio have contractual maturities within five years. Debt securities are shown at their stated maturity dates for the purposes of this table.

Available-for-sale	At December 31, 2010 Within 1 Year	After 1 Year But Within 5 Years	After 5 Years But Within 10 Years	After 10 Years	Total
	(Dollars in Thousands)				
Amortized Cost:					
U.S. Agency Securities	$ 1,006	16,273	7,006	2,023	26,308
MBS	142	991	7,554	25,032	33,719
State & Municipal	1,246	11,791	16,598	7,969	37,604
Total debt securities at amortized cost	$ 2,394	29,055	31,158	35,024	97,631

Available-for-sale	Within 1 Year	After 1 Year But Within 5 Years	After 5 Years But Within 10 Years	After 10 Years	Total
	At December 31, 2010				
	(Dollars in Thousands)				
Fair Value:					
U.S. Agency Securities	$ 1,026	16,634	7,169	2,135	26,964
MBS	146	1,026	7,847	25,661	34,680
State & Municipal	1,259	12,268	16,984	7,920	38,431
Total debt securities at fair value	$ 2,431	29,928	32,000	35,716	100,075
Weighted average interest rate of debt securities	4.18%	2.85%	3.66%	3.75%	3.54%

Held-to-maturity	Within 1 Year	After 1 Year But Within 5 Years	After 5 Years But Within 10 Years	After 10 Years	Total
	At December 31, 2010				
	(Dollars in Thousands)				
Amortized Cost:					
State & Municipal	3,144	1,059	234	----	4,437
Total debt securities at amortized cost	$ 3,144	1,059	234	----	4,437
Fair Value:					
State & Municipal	3,136	1,131	284	----	4,551
Total debt securities at fair value	$ 3,136	1,131	284	----	4,551
Weighted average interest rate of debt securities	2.20%	4.27%	5.75%	----	2.88%

Deposits

The following table sets forth the breakdown of deposits as of December 31, 2010, and 2009. The Bank's total deposits increased to $281.3 million at December 31, 2010, from $268.5 million at December 31, 2009. The change was spread throughout the categories listed below.

	At December 31, 2010	At December 31, 2009
	(Dollars in Thousands)	
Non-interest bearing	$ 65,257	58,359
Interest bearing NOW and Money Market	69,876	66,365
Savings	46,758	44,208
Time deposits	99,422	99,542
Total deposits	$ 281,313	268,474

Included in time deposits are certificates of deposit of $100,000 and brokered deposits. Brokered deposits amounted to $2,284,000 at December 31, 2010, compared to $1,631,000 at December 31, 2009. The following table breaks out these higher balance accounts and also the maturities of the categories. Of the Bank's certificates of deposit of $100,000 or more at December 31, 2010, $14.5 million are from local public entities (such as counties, school districts, villages). These deposits are considered a stable source of funding for the Bank.

	Certificates $100,000 or more at December 31,		Certificates less than $100,000 at December 31,	
	2010	2009	2010	2009
	(Dollars in Thousands)			
Maturing or Repricing in:				
3 months or less	$ 19,066	21,323	14,788	13,316
3 - 12 months	11,451	12,305	25,487	31,179
Over 12 months	10,126	3,954	18,504	17,465
Total	$ 40,643	37,582	58,779	61,960

Borrowings

The Bank has the ability to borrow money from the Federal Home Loan Bank of New York (the "FHLB"). This source of funds is used as a liquidity tool for the Bank. At December 31, 2010, the Bank had $19.5 million in borrowings from the FHLB, compared to $33.0 million at December 31, 2009. The following is a tabulation of outstanding advances from the FHLB as of December 31, 2010 (in thousands):

Maturity Date	Amount	Weighted Average Interest Rate
	(Dollars in Thousands)	
January 2011	5,000	1.12%
July 2011	1,000	5.61%
August 2011	2,000	4.24%
January 2012	1,000	1.47%
August 2012	1,000	4.45%
September 2012	2,000	4.45%
January 2013	1,000	2.12%
August 2013	2,000	4.62%
January 2014	1,000	2.67%
August 2014	2,000	3.66%
February 2015	1,500	3.80%
Total	$ 19,500	3.16%

Subordinated Debentures

On July 16, 2007, Steuben Statutory Trust II, a trust formed by the Company, completed a pooled private offering of $2,000,000 of trust preferred securities. The Company issued $2,062,000 of subordinated debentures to the trust in exchange for ownership of all common security of the trust and the proceeds of the preferred securities sold by the trust. The trust is not consolidated with the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $62,000 and included in Other Assets.

The Company may redeem the subordinated debentures in whole or in part, in a principal amount with integral multiples of $1, on or after September 15, 2012 at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures are also redeemable in whole or in part from time to time, upon occurrence of specific events defined within the trust indenture. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures have a fixed interest rate of 6.56% until September 15, 2012. If not redeemed at that time, the subordinated debentures have a variable rate of interest equal to the three month London Interbank Offered Rate (LIBOR) plus 1.55%

Interest Rate Risk Management

Asset/liability management involves managing the extent to which interest-sensitive assets and interest-sensitive liabilities are matched. The Bank typically defines interest-sensitive assets and liabilities as those that reprice within one year or less. Maintaining an appropriate match is a method of avoiding wide fluctuations in net interest margin during periods of changing interest rates.

The difference between interest-sensitive assets and interest-sensitive liabilities is known as the "interest sensitivity gap" ("GAP"). A positive GAP occurs when interest-sensitive assets exceed interest-sensitive liabilities repricing in the same time periods, and a negative GAP occurs when interest-sensitive liabilities exceed interest-sensitive assets repricing in the same time period. A negative GAP ratio suggests that a financial institution may be better positioned to take advantage of declining interest rates rather than increasing interest rates, and a positive GAP ratio suggests the converse.

The Bank attempts to manage its assets and liabilities in a manner that stabilizes net interest income and net economic value over a broad range of interest rate environments. Adjustments to the mix of assets and liabilities are made periodically in an effort to give the Bank dependable and steady growth in net interest income regardless of the behavior of general interest rates in the economy. The following table presents a summary of the Bank's interest rate sensitivity at December 31, 2010.

Interest Rate Sensitivity at December 31, 2010
(Dollars in Thousands)

	One year or less	Over 1 year through 5 years	Over 5 years	Total
		(Dollars in Thousands)		
Interest-earning assets: (1)				
Loans (2)	$ 104,949	83,865	19,739	208,553
Securities	21,706	48,268	34,538	104,512
Interest-bearing deposits	51	---	96	147
Total	$ 126,706	132,133	54,373	313,212
Interest-bearing liabilities:				
Interest-bearing deposits (3)	$ 187,426	28,630	----	216,056
Borrowings	8,000	11,500	----	19,500
Trust Preferred Securities	----	2,062	----	2,062
Total	$ 195,426	42,192	----	237,618
Interest rate sensitivity gap:				
Interval	$ (68,720)	89,941	54,373	75,594
Cumulative	$ (68,720)	21,221	75,594	N/A
Ratio of cumulative gap to total rate sensitive assets	(21.94)%	6.78%	24.14%	N/A

(1) Adjustable and floating-rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate assets are included in the periods in which they are anticipated to be paid based on amortization schedules and prepayment histories.

(2) Balances have been reduced for non-accruing loans, which amounted to $1,493,000, at December 31, 2010.

(3) The Company's negotiable order of withdrawal ("NOW") accounts, passbook savings accounts and money market deposit accounts are generally subject to immediate withdrawal and are included in the "one year or less" category.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rate on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Average Balances and Yields

The following table presents the total dollar amount of interest income from average interest-earning assets and the resulting rates, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Net interest margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. All average balances are daily average balances. Nonaccrual loans are included in average loan balances. The average balance of investment securities is presented at fair value for available for sale securities, and amortized cost for held-to-maturity securities.


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	Year Ended December 31,					
	2010			2009		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
			(Dollars In Thousands)			
Interest-Earning Assets:						
Loans	$ 208,775	12,456	5.97%	207,021	12,995	6.28%
Investment Securities	107,876	3,869	3.59%	109,269	4,552	4.17%
Other	1,256	12	0.96%	3,471	33	0.95%
Total Interest-Earning Assets	$ 317,907	16,337	5.14%	319,761	17,580	5.50%
Non-earning Assets	36,311			31,329		
Total Assets	$ 354,218			351,090		
Interest-Bearing Liabilities:						
NOW, MMA and Savings Deposits	$ 123,784	83	0.07%	120,890	169	0.14%
Time Deposits	104,704	1,536	1.47%	113,325	1,952	1.72%
Borrowings	23,179	743	3.21%	21,992	811	3.69%
Trust Preferred Securities	2,062	135	6.56%	2,062	135	6.56%
Total Interest-Bearing Liabilities	$ 253,729	2,497	0.99%	258,269	3,067	1.19%
Non-Interest Bearing Deposits	63,342			58,686		
Other Non-Interest Bearing Liabilities	3,729			4,615		
Shareholders' Equity	33,418			29,520		
Total Liabilities and Shareholders' Equity	$ 354,218			351,090		
Net Interest Income		13,840	4.15%		14,513	4.31%
Net Yield on Interest Earning Assets			4.35%			4.54%
Average Interest-Earning Assets to Average Interest-Bearing Liabilities	125.29%			123.81%		

Rate/Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Bank's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (change in volume multiplied by prior year rate), (2) changes in rate (change in rate multiplied by prior year volume) and (3) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Years Ended December 31					
	2010 vs. 2009			2009 vs. 2008		
	Increase (Decrease) Due To		Total Increase (Decrease)	Increase (Decrease) Due To		Total Increase (Decrease)
	Volume	Rate		Volume	Rate	
	(Dollars in Thousands)					
Interest-Earning Assets:						
Fed Funds and Interest Bearing Deposits	$ (21)	----	(21)	(59)	(56)	(115)
U.S. Agencies/MBS	(97)	(561)	(658)	115	(222)	(107)
State & Municipal	50	(50)	----	176	(79)	97
Other Stocks and Bonds	(32)	7	(25)	11	(17)	(6)
Total Investments and Fed Funds	$ (100)	(604)	(704)	243	(374)	(131)
Commercial Loans	$ 613	(357)	256	308	(827)	(519)
Mortgage Loans	(378)	(114)	(492)	259	(114)	145
Consumer Loans (incl. H/E Lines)	(216)	(87)	(303)	240	(344)	(104)
Total Loans	19	(558)	(539)	807	(1,285)	(478)
Total Interest-Earning Assets	$ (81)	(1,162)	(1,243)	1,050	(1,659)	(609)
Interest-Bearing Liabilities:						
NOW, MMA and Savings Accounts	$ 4	(90)	(86)	41	(299)	(258)
Time Deposits	(141)	(275)	(416)	82	(1,395)	(1,313)
Total Deposits	$ (137)	(365)	(502)	123	(1,694)	(1,571)
FHLB Advances	42	(110)	(68)	136	(126)	10
Subordinated Debentures	---	---	---	---	----	----
Total Borrowings	42	(110)	(68)	136	(126)	10
Total Interest-Bearing Liabilities	$ (95)	(475)	(570)	259	(1,820)	(1,561)
Increase (Decrease) in Net Interest Income	$ 14	(687)	(673)	791	161	952


40

REGULATION AND SUPERVISION

The references under this heading to various aspects of supervision and regulation are brief summaries which do not purport to be complete. However, to the knowledge of the Corporation's management the summaries provide all material disclosure with respect to such supervision and regulations.

The Bank is chartered under the Banking Law of New York State and, as such, is examined and supervised by the New York Banking Board and Superintendent of Banks. The Bank's deposits are insured by the FDIC to the extent provided in the Federal Deposit Insurance Act. The Bank has elected not to be a state member bank of the Federal Reserve System. Therefore, as a "state non-member bank," the FDIC is the federal agency responsible for regulation of the Bank, and the Bank is subject to examination and supervision by the FDIC.

As a New York State chartered "non-member bank," the Bank is subject to numerous New York State and federal laws regulating, among other things, the Bank's conduct of its banking business (including loans, deposits and trust business), the capitalization and liquidity of the Bank, the opening and closing of branch offices, the issuance of Bank securities, and the Bank's engagement in activities closely related to banking.

The Corporation is a bank holding company within the meaning of the federal Bank Holding Company Act, and thus it is subject to the provisions of that Act. This requires the Corporation to be registered as a bank holding company with the Federal Reserve Board, which in turn requires it to file periodic and annual reports and other information concerning its own business operations and those of its subsidiaries with the Federal Reserve Board. Generally, the Corporation is subject to the Federal Reserve Board's ongoing supervision and examination.

In addition, under the Bank Holding Company Act, a bank holding company must obtain Federal Reserve Board approval before it acquires, directly or indirectly, ownership or control of any voting shares of a second or subsequent bank if, after such acquisition, it would own or control more than 5% of such shares, unless it already owns or controls a majority of such shares. Federal Reserve Board approval must also be obtained before a bank holding company acquires all or substantially all of the assets of another bank or merges or consolidates with another bank holding company. Furthermore, any acquisition by a bank holding company of more than 5% of the voting shares, or of all or substantially all of the assets, of a bank located in another state may not be approved by the Federal Reserve Board unless the laws of that second state specifically authorize such an acquisition.

The Bank Holding Company Act also prohibits a bank holding company, with certain limited exceptions, from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank, or from engaging in any activities other than those of banking or of managing or controlling banks or furnishing services to or performing services for its subsidiaries. The principal exception to these prohibitions involves certain specified activities which may be engaged in by the Corporation and its subsidiaries, including those activities which the Federal Reserve Board may find, by order or regulation, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

A bank holding company may not, without providing 45-days prior notice to the Federal Reserve Board, purchase or redeem its own stock if the gross consideration to be paid therefor, when added to the net consideration paid by the Corporation for all purchases or redemptions by the Corporation of its equity securities within the preceding twelve months, will equal 10% or more of the Corporation's consolidated net worth.


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The Federal Reserve Board possesses cease and desist powers over bank holding companies and their non-bank subsidiaries if their actions represent an unsafe or unsound practice or a violation of law.

In addition, the Corporation is required under the New York State Banking Law to obtain the prior approval of the New York State Banking Board by a three-fifths vote of all the members thereof before the Corporation obtains, directly or indirectly, ownership or control of (including the power to vote) more than 10% of the voting stock of a second banking institution located in New York State.

In 1999, Congress passed the Gramm-Leach-Bliley Act. This law enables affiliations among banks, securities firms and insurance companies that would allow bank holding companies to offer their customers a broad range of non-banking services that are, however, financial in nature, such as securities underwriting, insurance, and merchant and investment banking. In order to engage in these activities, a bank holding company must qualify with the Federal Reserve Board as a "financial holding company". The Corporation has qualified with the Federal Reserve as a financial holding company.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act") was signed into law on July 21, 2010. The Act contains numerous and wide-ranging reforms to the structure and operation of the U.S. financial system. Among other things, the Act imposed more stringent capital requirements on bank holding companies. It also created the Bureau of Consumer Protection, a new financial consumer protection agency, and established limitations on debit card interchange fees. The Corporation is currently evaluating the potential impact of the Act on its business, financial condition and operations. Management expects that some provisions of the Act may have adverse effects on the Corporation.

PROPERTIES

As of December 31, 2010, the Bank has a branch office network of thirteen offices. Of this total, the Bank owns ten of such properties, including that in which its main office is located in Hornell, New York. The remaining branch locations are leased.

USE OF PROCEEDS

The net proceeds from the sale of any shares of Common Stock by the Corporation to the Plan will be used for the Corporation's general corporate purposes, including investments in, extensions of credit or advances to, the Bank.

DESCRIPTION OF CAPITAL STOCK

The Corporation is authorized to issue up to 500,000 shares of Series A Preferred Stock, par value $10.00 per share, and up to 5,000,000 shares of Common Stock, par value $1.00 per share.

As of December 31, 2010, 1,696,011 shares of Common Stock were issued, and the Corporation had 421 shareholders of record. As of December 31, 2010, the Corporation held 58,724 shares of its Common Stock in treasury.


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Common Stock

As of December 31, 2010, 1,696,011 shares of the Corporation's Common Stock were issued, and 3,303,989 shares of Common Stock currently remain available for issuance at the discretion of the Board of Directors. These shares may be issued for such purposes as financings, acquisitions, stock dividends, stock splits, employee incentive plans, dividend reinvestment plans and other similar purposes. However, these additional shares may also be used by the Board of Directors (if consistent with its fiduciary responsibilities) to deter future attempts to gain control over the Corporation.

Voting Rights. Each share of Common Stock is entitled to one vote on each matter submitted to a vote of the Corporation's Common shareholders. Such shareholders do not have cumulative voting rights with respect to any matters to be voted upon, including the election of Directors.

Dividends. Under the New York Business Corporation Law, dividends are payable out of surplus only, and may be declared and paid by the Corporation except when the Corporation currently is insolvent or would thereby be made insolvent. In addition, under the New York Banking Law, the Bank may only pay dividends to the Corporation up to an amount equal to its net profits for that year combined with its retained net profits of the preceding two years. At December 31, 2010, the Bank's dividend paying ability was $6,829,000.

The Corporation paid cash dividends of $0.900 per share during the year ended December 31, 2010, versus $0.845 per share during the year ended December 31, 2009. In the past, dividends have been paid on the Corporation's Common Stock on a quarterly basis, and the usual quarterly dividend payment dates have been in February, May, August and November each year.

The Corporation paid a cash dividend of $0.235 per share on February 1, 2011.

Liquidation Rights. In the event of liquidation, holders of the Corporation's Common Stock will be entitled to receive, pro rata, any corporate assets remaining for distribution after all other corporate debts and obligations are satisfied.

Preemptive Rights. Holders of the Corporation's Common Stock do not have any preemptive rights with respect to any additional issuances by the Corporation of its capital stock or other securities.

Provisions for Corporate Defense. The Corporation's Certificate of Incorporation contains several provisions designed to assure continuity of management and to discourage sudden changes in control of the Board of Directors. For example, it states that the affirmative vote of 75% of the entire Board of Directors or 75% of the Common Shares entitled to vote is required either (1) to amend the provisions in the Bylaws regulating the number and qualifications of Directors and any restrictions on Directors, or (2) remove a Director without cause.

Further, under the New York Business Corporation Law, and in the absence of any additional requirements imposed by a corporation's certificate of incorporation, mergers, consolidations and most other business combinations must be approved by two-thirds of the outstanding voting common shares. Thus, a bidder could acquire two-thirds of the outstanding common stock through any combination of private purchase, open market purchase or tender offer, and then complete the acquisition by a business combination such as a merger, sale of assets or other transaction and force out the remaining shareholders. However, the Corporation's Certificate of Incorporation requires the affirmative vote of either (a) 80% of the entire Board of Directors and 66 2/3% of the outstanding Common Shares entitled to vote, or (b) 75% of the outstanding Common Shares entitled to vote in favor of either (i) any merger or consolidation of the Corporation or any subsidiary under the terms of which the Common Shareholders of the Corporation shall, after the transaction, own less than 75% of the resulting entity, or (ii) the sale of all or substantially all of the assets of the Corporation or any subsidiary.

In addition, the Corporation's Certificate of Incorporation requires any "Business Combination," as defined in the Certificate, with a "Major Stockholder," also therein defined, to be approved either (1) by the Board of Directors prior to the Major Stockholder involved in the Business Combination becoming a Major Stockholder, or (2) by unanimous approval of the Board of Directors prior to the Major Stockholder becoming such, as well as approval by a majority of the "Continuing Directors," as defined in the Certificate of Incorporation, of the Business Combination, or (3) by 75% of the total number of Continuing Directors, as defined, or (4) by 75% of the outstanding Common Stock of the Corporation as well as 75% of the outstanding Common Stock owned by persons other than any Major Stockholder.

Notwithstanding the requirements described in the preceding paragraph, the Corporation's Certificate of Incorporation provides that no Business Combination with a Major Stockholder may be approved unless the fair market value of the consideration received by the Corporation's Common Shareholders is not less than the highest per share price paid by the Major Stockholder for the Corporation's stock during the two years preceding the announcement of the proposed Business Combination.

For the purpose of the regulation of Business Combinations in the Corporation's Certificate of Incorporation, the term "Business Combination" is defined to include any merger or consolidation with, or sale of assets to, directly or indirectly, a Major Stockholder or an affiliate or associate of a Major Stockholder; the term "Major Stockholder" is defined to include any person which, together with its affiliates and associates, is the beneficial owner of 10% or more of the outstanding shares of voting stock of the Corporation; and the term "Continuing Directors" is defined to include members of the Board of Directors prior to the time that a Major Stockholder becomes a Major Stockholder.

The Certificate of Incorporation authorizes the Directors of the Corporation, in taking any action (including actions on Business Combinations), to consider, without limitation, both the long term and the short term interests of the Corporation and its shareholders, employees, customers, creditors and the communities in which it operates.

While the Corporation believes that the provisions described above will best serve the interests of its shareholders, the provisions could also discourage takeover attempts, which some shareholders might deem to be in their interest, and may tend to perpetuate existing management.

Other Matters. American Stock Transfer & Trust Company, LLC, New York, New York, is the Corporation's transfer agent. The shares of the Corporation's Common Stock do not have any redemption or conversion provisions applicable thereto and under New York Business Corporation Law Section 630, during any time in which the shares of the Corporation's Common Stock are not listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national or an affiliated securities association, the ten largest common shareholders of the Corporation will jointly and severally be personally liable for all debts, wages and salaries due and owing to any of the Corporation's laborers, servants or employees (other than contractors) for services performed by them for the Corporation. Except as indicated above, no holders of the Corporation's Common Stock will be personally liable for the debts of the Corporation solely by virtue of their ownership or control of shares of Common Stock.


44

DIRECTORS AND EXECUTIVE OFFICERS

The Directors and executive officers of the Corporation and key officers of the Bank as of March 4, 2011, are as follows:

Name	Age	Current Position (s) with Corporation (or Bank)	Director Since	Principal Occupation During Past Five Years and/or Position(s) Held with the Corporation (or Bank)
Robert U. Blades, Jr.	63	Director	1985	1982 – 2010 President of A.L. Blades and Sons, Inc. (bridge and road contractor) 2010 – Present - President of Blades Holding Company, Inc.
Brenda L. Copeland	59	President, Chief Executive Officer and Director	2003	2003 - Present - President & CEO of Steuben Trust Corporation and Steuben Trust Company
Michael E. Davidson	55	Director	2008	2003 – Present - President A. Davidson & Bros. Inc. Furniture Dealer
Charles M. Edmondson	69	Director	2005	2000 – Present - President, Alfred University
Jack R. Emrick	56	Senior Vice President and Retail Bank Manager	N/A	1992 – Present - Senior Vice President and Retail Bank Manager-Steuben Trust Company
Stoner E. Horey	65	Director	1992	2003 - 2008 Director of Geriatrics and Extended Care at Bath VA Medical Center 2008 – 2011 Hospitalist, The Exigence Group 2011 – Present - Physician
Sue A. Lacy	55	Senior Vice President and Human Resources Manager	N/A	1988 – Present - Human Resources Manager Steuben Trust Company
L. Victor Myers	63	Director	2011	2005 – 2010 SVP & Commercial & Agricultural Loan Officer Steuben Trust Company 2011 – Present – Retired
James P. Nicoloff	56	Executive Vice President and Chief Financial Officer	N/A	1992 – Present - Executive Vice President and Chief Financial Officer-Steuben Trust Corporation and Steuben Trust Company
Charles D. Oliver	68	Director	1992	Presently is, and has been for the past 5 years, Partner and General Manager, Charles F. Oliver & Son (farm machinery dealer)
Amber R. Phelps	44	Senior Vice President and Manager of Information Technology Department	N/A	1995 – 2004- Assistant Vice President & Information Systems Officer-Steuben Trust Company 2004 – 2006 Vice President & Information Systems Officer-Steuben Trust Company 2006 – Present - Senior Vice President & Manager Of Information Technology Department-Steuben Trust Company
Kenneth D. Philbrick	73	Director	1975	2003 – Present- Retired President & CEO of Steuben Trust Corporation and Steuben Trust Company


45

Name	Age	Current Position (s) with Corporation (or Bank)	Director Since	Principal Occupation During Past Five Years and/or Position(s) Held with the Corporation (or Bank)
Theresa B. Sedlock	62	Executive Vice President and Chief Risk Officer	N/A	1995 – 2004 Regulatory Compliance and CRA Officer – Bank of Castile 2004–2007 Collateral Control Mgr. – Five Star Bank 2007 – 2010 Executive Vice President and Lending Division Manager-Steuben Trust Company 2010 – Present - Executive Vice President and Chief Risk Officer, Steuben Trust Company
David A. Shults	67	Chairman of the Board and Director	1971	Presently is, and has been for the past 5 years, Partner, Shults & Shults, Attorneys; General Counsel to Bank
Eric Shults	69	Director	1974	Presently is, and has been for the past 5 years, Partner, Shults & Shults, Attorneys; General Counsel to Bank
Sherry C. Walton	58	Director	1999	Retired – Community Volunteer
Natalie M. Willoughby	56	Senior Vice President and Manager of Trust & Financial Services Department	N/A	2002 – 2005 Vice President & Relationship Manager – The Private Bank of Bank of America, Rochester, NY 08/2005 – 06/2006 Vice President and Manager of Trust & Financial Services Department-Steuben Trust Company 6/2006 – Present - Senior Vice President and Manager of Trust & Financial Services Department-Steuben Trust Company
Gregory J. Wood	51	Senior Vice President Commercial Loan Manager	N/A	2005-2009 VP Commercial Lending, Bank of Castile 2010 – Present - Senior Vice President Commercial Lending, Steuben Trust Company

Each of the officers of the Corporation and of the Bank serves at the discretion of its respective Board of Directors. All Directors hold office for a one-year term until the next annual meeting of shareholders and until their successors are elected and have been qualified.

COMPENSATION OF DIRECTORS AND OFFICERS

Compensation of Directors

All Directors of the Corporation are also directors of the Bank. During 2010, the Bank held 12 Board meetings and 33 Committee meetings. Beginning in April 2009, directors received $550.00 for each joint Board meeting attended and $300.00 for each Committee meeting attended. Prior to that, committee fees were $275.00, and audit committee fees were $325.00. Directors also receive a $4,000.00 retainer fee ($5,700.00 for the board chairman, $5,200.00 for the audit committee chair, and $4,500.00 for Loan and Trust committee chairs, and an additional $200 for the chairs of the Executive, Salary & Personnel and Scholarship committees) if they attend at least 60% of the Board meetings.


46

Executive Compensation

The following table sets forth the aggregate annual remuneration that was paid for the year ending December 31, 2010, for each of the five highest paid persons who were then officers of the Corporation or the Bank:

Name of Individual	Capacities in Which Remuneration Received	Aggregate Remuneration
Brenda L. Copeland	President, Chief Executive Officer and Director	$518,000
James P. Nicoloff	Executive Vice President, Treasurer and Chief Financial Officer	$181,000
L. Victor Myers	Senior Vice President and Commercial and Agricultural Loan Officer of Steuben Trust Company	$137,000
Theresa B. Sedlock	Executive Vice President and Chief Risk Officer of Steuben Trust Company	$134,000
Hans R. Kunze	Senior Vice President and Commercial Loan Officer and Farm Department Manager of Steuben Trust Company	$128,000

Under the Executive Deferred Compensation Agreement (Deferral Agreement) with the Corporation, any officer with a title of senior vice president or above is eligible to participate in the plan and have a portion of their annual compensation deferred. Such deferral amounts are placed in an interest-bearing account and will be repaid to the participants in accordance with the terms of their Deferral Agreement.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

The following table sets forth information concerning the number of shares of Common Stock beneficially owned, directly or indirectly, as of December 31, 2010, by (i) each of the five highest paid persons who were then officers and/or Directors of the Corporation, (ii) all executive officers and Directors of the Corporation as a group, and (iii) each shareholder that owns more than 10% of the Corporation's Common Stock.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned (1)	Percent of Class
Brenda L. Copeland (2) One Steuben Square Hornell, New York 14843	6,482.787	*
James P. Nicoloff One Steuben Square Hornell, New York 14843	1,500.000	*
L. Victor Myers One Steuben Square Hornell, New York 14843	409.805	*
David A. Shults (3) 9 Seneca Street Hornell, New York 14843	259,296.469	15.8
All Directors and Executive Officers as a Group (18 persons, including those named above)	416,170.231	25.4

* Indicates less than 1% of the Corporation's issued and outstanding shares of Common Stock.

(1) The securities "beneficially owned" by an individual have been determined in accordance with the definitions of "beneficial ownership," "affiliate" and "associate" as set forth in SEC Rules 13d-3 and 12b-2 under the Exchange Act and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities as to which the individual has or shares voting or investment power or has the right to acquire beneficial ownership within sixty days after December 31, 2010. Beneficial ownership may be disclaimed as to certain of the securities.

(2) Includes 6,034.138 shares owned directly by Ms. Copeland, and 448.649 shares owned by Ms. Copeland's spouse over which she has voting control as the holder of a power-of-attorney.

(3) Includes (i) 79,739.329 shares owned by Mr. D. Shults directly, (ii) 21,136.325 shares owned by Mr. D. Shults' spouse, (iii) 133,158.864 shares owned by members of Mr. D. Shults' family over which he has voting control as a fiduciary or the holder of a power-of-attorney, (iv) 8,627.559 shares owned by David A. Shults Trust, Barbara L.S. Finch, Trustee and (v) 16,634.392 shares owned by Elizabeth B. Shults Trust, Barbara L.S. Finch, Trustee

CERTAIN TRANSACTIONS

No consideration, monetary or otherwise (including any formal or informal agreement relating to the payment of compensation in any form) has been given or offered to any shareholder, officer or Director of the Corporation or the Bank, or to any member of the immediate family of any of such persons, in connection with the shares offered hereby.


48

The Corporation's officers and Directors and members of their immediate families and businesses in which these individuals may hold controlling interests are customers of the Bank and it is anticipated that such parties will continue to be Bank customers in the future. Credit transactions with these parties are subject to review by the Bank's Board of Directors and/or a Committee thereof. All outstanding loans and extensions of credit by the Bank to these parties were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than the normal risk of noncollectibility or present other unfavorable features.

LITIGATION

The Corporation is involved in legal proceedings in the normal course of business, none of which are expected to have a material adverse impact on the financial condition or results of the operations of the Corporation.

AVAILABLE INFORMATION

The Corporation's principal executive offices are located at One Steuben Square, Hornell, New York, telephone (607) 324-5010.

The Corporation has filed with the Securities and Exchange Commission ("SEC") a Form 1-A Regulation A Offering Statement under the Securities Act of 1933, as amended (the "Securities Act") relating to the shares of Common Stock offered hereby ("Offering Statement"). This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto, certain portions of which have been omitted pursuant to the rules and regulations of the SEC.

The Offering Statement may be inspected and copied at prescribed rates at the public reference room maintained by the SEC at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. Copies of this material may also be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, NW, Washington, D.C. 20549.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE BUSINESS AFFAIRS OF THE CORPORATION SINCE THE DATE OF THIS OFFERING CIRCULAR. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER.


49

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE CORPORATION CONCERNING THIS OFFERING AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

NOTICE TO RESIDENTS OF PENNSYLVANIA

STEUBEN TRUST CORPORATION ("CORPORATION") COMMON SHAREHOLDERS WHO ARE RESIDENTS OF PENNSYLVANIA ARE WELCOME TO ENROLL AND PARTICIPATE IN THE CORPORATION'S DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN ("PLAN"). THE CORPORATION IS CLAIMING AN EXEMPTION FROM REGISTRATION IN PENNSYLVANIA UNDER SECTION 203(n) OF THE PENNSYLVANIA SECURITIES ACT OF 1972. HOWEVER, TO COMPLY WITH THE REGULATIONS OF THE PENNSYLVANIA SECURITIES COMMISSION, PENNSYLVANIA RESIDENTS WHO PARTICIPATE IN THE PLAN ARE NOT PERMITTED TO MAKE VOLUNTARY ADDITIONAL CASH PURCHASES OF THE CORPORATION'S COMMON SHARES UNDER THE PLAN.

EXPERTS

The consolidated financial statements of Steuben Trust Corporation and subsidiaries as of December 31, 2010, and 2009, and for the years then ended have been included herein in the Form 1-A Offering Statement in reliance upon the report of Crowe Horwath LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The validity of the shares of Common Stock being offered hereby will be passed upon for the Corporation by Underberg & Kessler LLP, Rochester, New York.


50

INDEPENDENT AUDITORS' REPORT

51



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Steuben Trust Corporation
Hornell, New York

We have audited the accompanying consolidated statements of condition of Steuben Trust Corporation as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Steuben Trust Corporation as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
February 8, 2011



Consolidated Statements of Financial Condition
December 31, 2010 and 2009

(In thousands, except share amounts)

	2010	2009
ASSETS		
Cash and due from banks	$ 6,475	9,919
Interest bearing time deposits in other financial institutions	147	562
Securities available-for-sale	100,075	96,822
Securities held-to-maturity (fair value $4,551 in 2010 and $1,583 in 2009)	4,437	1,478
Loans, net of allowance of $2,450 in 2010 and $2,535 in 2009	208,097	208,759
Premises and equipment, net	6,389	6,745
Accrued interest receivable	1,366	1,532
Intangible assets, net	116	124
Bank owned life insurance	7,986	7,705
Other assets	5,245	4,992
TOTAL ASSETS	**$ 340,333**	**338,638**
LIABILITIES		
Deposits		
Non-interest bearing	$ 65,257	58,359
Interest bearing	216,056	210,115
Total deposits	**281,313**	**268,474**
Subordinated debentures	2,062	2,062
Advances from Federal Home Loan Bank	19,500	33,000
Accrued interest payable	219	292
Other liabilities	3,498	3,015
Total liabilities	**306,592**	**306,843**
SHAREHOLDERS' EQUITY		
Common stock - $1 par value; 5,000,000 shares authorized, 1,696,011 shares issued in 2010, 1,684,209 shares issued in 2009	$ 1,696	1,684
Additional paid-in capital	3,554	3,259
Non-controlling interest	314	314
Undivided profits	29,694	27,160
Accumulated other comprehensive income (loss)	(209)	333
Treasury stock, at cost, 58,724 shares in 2010, 44,201 shares in 2009	(1,308)	(955)
Total Shareholders' Equity	**33,741**	**31,795**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 340,333**	**338,638**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
December 31, 2010 and 2009
(In thousands, except share amounts)

	2010	2009
INTEREST INCOME		
Loans	$ 12,456	12,995
Securities	3,869	4,552
Federal funds sold and other	12	33
Total interest income	**16,337**	**17,580**
INTEREST EXPENSE		
Savings and time deposits	1,619	2,121
Federal Home Loan Bank advances	743	811
Subordinated debentures	135	135
Total interest expense	**2,497**	**3,067**
Net interest income	13,840	14,513
Provision for loan losses	165	528
Net interest income after provision for loan losses	**13,675**	**13,985**
OTHER INCOME		
Service charges	2,395	2,605
Trust income	803	769
Gain on sale of investments and other assets	553	405
Other	867	806
Total other income	**4,618**	**4,585**
OPERATING EXPENSES		
Salaries and employee benefits	7,821	7,573
Occupancy	797	759
Depreciation and amortization	520	577
Marketing and public relations	165	163
Office supplies, printing, postage and courier	422	458
Professional fees	188	163
Furniture and equipment maintenance	540	548
Other operating	2,319	2,714
Total operating expenses	**12,772**	**12,955**
Income before income taxes	5,521	5,615
INCOME TAXES	1,482	1,491
NET INCOME	**$ 4,039**	**4,124**
Less: net income attributable to non-controlling interest	28	28
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	**$ 4,011**	**4,096**
EARNINGS PER SHARE	**$ 2.44**	**2.50**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income Years Ended December 31, 2010 and 2009

(In thousands, except share data and per share amounts)

	Common Stock	Additional Paid-in Capital	Non-Controlling Interest	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
BALANCE, DECEMBER 31, 2008	**$ 1,673**	**2,388**	**314**	**24,448**	**(312)**	**(704)**	**27,807**
Comprehensive income:							
Net income	-	-	28	4,096	-	-	4,124
Change in unrealized gain on securities available for sale, net of tax	-	-	-	-	201	-	201
Change in pension plan funding status, net of tax	-	-	-	-	444	-	444
Total comprehensive income							4,769
Acquisition of Mutual Thrift	-	600	-	-	-	-	600
Cash dividends paid:							
$0.845 per Common share	-	-	(28)	(1,384)	-	-	(1,412)
Treasury shares purchased:							
15,432 Common shares	-	-	-	-	-	(303)	(303)
Stock sold:							
14,112 Common shares	11	271	-	-	-	52	334
BALANCE, DECEMBER 31, 2009	**$ 1,684**	**3,259**	**314**	**27,160**	**333**	**(955)**	**31,795**
Comprehensive income:							
Net income	-	-	28	4,011	-	-	4,039
Change in unrealized gain on securities available for sale, net of tax	-	-	-	-	(518)	-	(518)
Change in pension plan funding status, net of tax	-	-	-	-	(24)	-	(24)
Total comprehensive income							3,497
Cash dividends paid:							
$0.90 per Common share	-	-	(28)	(1,477)	-	-	(1,505)
Treasury shares purchased:							
19,106 Common shares	-	-	-	-	-	(441)	(441)
Stock sold:							
16,385 Common shares	12	295	-	-	-	88	395
BALANCE, DECEMBER 31, 2010	**$ 1,696**	**3,554**	**314**	**29,694**	**(209)**	**(1,308)**	**33,741**

Changes in unrealized gains/(losses) on securities available for sale (net of taxes):	**2010**	**2009**
Holding gains/(losses) arising during period	$ (332)	280
Less: reclassification adjustment for realized gains included in net income	186	79
Change in unrealized gains/(losses) on securities available for sale, net of tax of $327,000 and $126,000 at December 31, 2010 and 2009 respectively	$ (518)	201

See accompanying notes to consolidated financial statements.


57

Consolidated Statements of Cash Flows
Years Ended December 31, 2010 and 2009

(In thousands)

		2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$	4,039	4,124
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		531	600
Provision for loan losses		165	528
Subsequent write down of other real estate		8	98
Gain on sale of securities		(303)	(131)
Amortization/accretion on securities available for sale		372	303
Gain on sale of loans held for sale		(250)	(274)
Loss on sale of other real estate		7	14
Deferred income tax benefit		33	40
Net principal disbursed on loans held for sale		(8,307)	(9,994)
Proceeds from sale of loans held for sale		8,557	10,268
Change in:			
Accrued interest receivable		166	51
Other assets		234	(866)
Accrued interest payable		(73)	(262)
Other liabilities		444	(194)
Net cash provided by operating activities		**5,623**	**4,305**
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sales of securities available for sale		11,084	7,203
Proceeds from maturities of securities available for sale		29,248	17,592
Principal payments on securities available for sale		11,123	13,861
Purchases of securities available for sale		(55,622)	(23,421)
Purchases of securities held to maturity		(5,198)	(2,458)
Principal payments on securities held to maturity		2,239	980
Proceeds from maturities of interest bearing time deposits with other financial institutions		415	814
Net (increase)/decrease in loans		(285)	(8,995)
Proceeds from sale of other real estate		233	1,578
Capital expenditures		(92)	(53)
Purchase of bank owned life insurance		-	(435)
Net cash used in investing activities		**(6,855)**	**6,666**
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase/(decrease) in deposits		12,839	(16,720)
Repayment of Federal Home Loan Bank advances		(17,500)	(25,500)
Proceeds from Federal Home Loan Bank advances		4,000	35,000
Cash received in acquisition		-	802
Common stock issued, dividend reinvestment plan		284	282
Treasury stock sold		111	52
Treasury stock purchased		(441)	(303)
Dividends paid		(1,505)	(1,412)
Net cash provided by financing activities		**(2,212)**	**(7,799)**
NET CHANGE IN CASH AND CASH EQUIVALENTS		**(3,444)**	**3,172**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**9,919**	**6,747**
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$**	**6,475**	**9,919**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		**2010**	**2009**
Cash paid during the year for:			
Interest	$	2,570	3,306
Income taxes		1,520	838
Non-cash investing activities:			
Transfer from loans to Other Real Estate Owned		782	430
Fair value of assets acquired in Acquisition		-	6,068
Fair value of liabilities acquired in Acquisition		-	6,334
Acquisition of mutual thrift		-	600

See accompanying notes to consolidated financial statements.





1. ORGANIZATION

Steuben Trust Corporation (the Company) is both a bank holding company and a financial holding company subject to regulation by certain federal and state agencies, including the Federal Deposit Insurance Corporation. The Company, through its bank subsidiary, Steuben Trust Company (the Bank), provides financial services to individuals and businesses primarily in Steuben, Allegany, Livingston and Monroe counties in New York State. The Company also has an investment in a subsidiary trust, Steuben Statutory Trust II that is not consolidated (note 15).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America. The following is a description of the significant accounting policies followed by the Company.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, Steuben Trust Company. All material intercompany accounts and transactions have been eliminated in consolidation.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through February 8, 2011, which is the date the financial statements were available to be issued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The allowance for loan losses, fair value of financial instruments and pension benefit obligations are particularly subject to change.

Interest Bearing Time Deposits in Other Financial Institutions

Interest bearing time deposits in other financial institutions are carried at cost.

Securities

The Company classifies its debt securities as either available for sale or held to maturity. Held to maturity securities are those debt securities that the Company has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale when the security might be sold before maturity.

Available for sale securities are recorded at fair value. Held to maturity securities, if any, are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive income in shareholders' equity until realized. A decline in the fair value of any available for sale or held to maturity security below cost, that is deemed other than temporary, is charged to earnings resulting in the establishment of a new cost basis for the security. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company's ability and intent to hold the security and whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis.

Interest income includes interest earned on the securities and the amortization of premiums and accretion of discounts as an adjustment to yield using the effective interest method. Realized gains and losses on securities are recognized on the trade date, are included in earnings and are calculated using the specific identification method for determining the cost of securities sold.


59

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level yield method without anticipating prepayments.

Interest and fees on loans are not included in income when, in management's opinion, collection is not assured. Such loans are designated as non-accruing and income is subsequently recognized to the extent amounts are collected. Loans are generally placed in non-accrual status at the point they became 90 days delinquent. Unsecured consumer loans, to include overdraft lines of credit, are charged off in the month they become 90 days delinquent. Secured consumer loans are charged off down to liquidation value of the collateral in the month they become 90 days delinquent. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not received for loans placed on non accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The Company's provision for loan losses charged to operations is based upon management's evaluation of the loan portfolio. The allowance for loan losses is maintained at an amount management deems adequate to provide for probable incurred loan losses considering the character of the loan portfolio, economic conditions, analysis of specific loans and historical loss experience. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts of principal and interest under the original terms of the agreement. Accordingly, the Company measures certain impaired commercial loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company collectively evaluates large groups of small balance, homogeneous loans for impairment, which include commercial loans less than $100,000, all residential mortgages, automobile and other consumer loans. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Other Real Estate Owned

Other real estate owned includes property acquired through, or in lieu of, formal foreclosure. Write-downs, if any, from cost to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur. Operating costs after acquisition are expensed.



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily on the straight-line method with useful lives generally ranging from 15 to 39 years for building and related components and 3 to 7 years for furniture and equipment.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain directors and a former executive officer. Bank owned life insurance is recorded at its cash surrender value or the amount that can be realized.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the net unrealized holding gains or losses of securities available for sale, and changes in the funded status of pension plans, net of the related tax effect. Comprehensive income is reported on the consolidated statements of shareholders' equity, which includes net income and other comprehensive income.

Net Income Per Share

Net income per common share is calculated by dividing net income attributable to Steuben Trust Corporation and subsidiaries by the weighted average number of common shares outstanding during the year. Weighted average shares used in computation of net income per share totaled 1,642,818 and 1,638,612 for 2010 and 2009, respectively.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the enactment date. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Retirement Plans

The Bank sponsors a non contributory defined benefit retirement plan for full-time employees who have attained the age of 21 and have a minimum of one year of service. New employees hired on or after March 1, 2009 are excluded from participation in the plan. Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Accrued pension costs are funded to the extent deductible for federal income tax purposes.

The Bank also provides a savings and retirement 401(k) plan for all eligible employees who elect to participate. For the 2010 plan year, the Bank adopted a provision which provides a "safe harbor" matching contribution equal to 100% of the first 3% of compensation deferred, plus 50% of the next 2% of compensation deferred up to a maximum of 4%. Employer contributions are funded as they are accrued. There is also a discretionary contribution that may be paid to eligible employees hired on or after March 1, 2009. This is subject to approval by the board of directors annually.



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Long-term Assets

These assets are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no affect on prior year net income or shareholders' equity.


62

3. SECURITIES

The following table summarizes the amortized cost and fair value of the available-for-sale securities and held-to-maturity investment securities portfolio at December 31, 2010 and 2009 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) for securities available for sale (in thousands):

2010		Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale					
United States Agency securities	$	26,308	780	124	26,964
State and municipal securities		37,604	1,036	209	38,431
U.S. Agency Mortgage-backed securities-residential		33,719	1,243	282	34,680
Total securities available-for-sale	**$**	**97,631**	**3,059**	**615**	**100,075**
Held-to-maturity					
State and municipal securities	$	4,437	130	16	4,551
Total securities held-to-maturity	**$**	**4,437**	**130**	**16**	**4,551**

2009		Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale					
United States Agency securities	$	25,883	601	52	26,432
State and municipal securities		36,431	1,270	20	37,681
Corporate Bonds		1,001	58	-	1,059
U.S. Agency Mortgage-backed securities-residential		30,218	1,438	6	31,650
Total securities available-for-sale	**$**	**93,533**	**3,367**	**78**	**96,822**
Held-to-maturity					
State and municipal securities	$	1,478	105	-	1,583
Total securities held-to-maturity	**$**	**1,478**	**105**	**-**	**1,583**

Sales of available-for-sale securities were as follows (in thousands):

		2010	2009
Proceeds	$	11,084	7,203
Gross gains		303	132
Gross losses		-	1

The tax provision related to these net realized gains and losses was $117,000 and $51,000, respectively.

3. SECURITIES *(continued)*

Securities with unrealized losses at December 31, 2010 and 2009, not recognized in income, are as follows (in thousands):

	2010		2009	
Loss For Less Than 12 Months	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Available-for-sale				
United States Agency securities	$ 5,885	124	6,271	52
State and municipal securities	7,743	209	2,354	20
Corporate Bonds	-	-	-	-
U.S. Agency Mortgage-backed securities-residential	12,345	282	609	6
Total available-for-sale	**$ 25,973**	**615**	**9,234**	**78**
Held-to-maturity				
State and municipal securities	2,437	16	-	-
Total held-to-maturity	**$ 2,437**	**16**	**-**	**-**
Loss For 12 Months Or More	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Available-for-sale				
United States Agency securities	$ -	-	-	-
State and municipal securities	-	-	-	-
Corporate Bonds	-	-	-	-
U.S. Agency Mortgage-backed securities-residential	-	-	-	-
Total available-for-sale	**$ -**	**-**	**-**	**-**
Held-to-maturity				
State and municipal securities	-	-	-	-
Total held-to-maturity	**$ -**	**-**	**-**	**-**
Total	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Available-for-sale				
United States Agency securities	$ 5,885	124	6,271	52
State and municipal securities	7,743	209	2,354	20
Corporate Bonds	-	-	-	-
U.S. Agency Mortgage-backed securities-residential	12,345	282 -	609	6
Total available-for-sale	**$ 25,973**	**615**	**9,234**	**78**
Held-to-maturity				
State and municipal securities	2,437	16	-	-
Total held-to-maturity	**$ 2,437**	**16**	**-**	**-**

Unrealized losses on the above securities have not been recognized into income because the issuers are of high credit quality, management does not intend to sell and it is unlikely that management will be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to fluctuations in interest rates. The fair value is expected to recover as the bonds approach their maturity date and or market rates adjust favorably.


64

Notes To Consolidated Financial Statements

3. SECURITIES *(continued)*

The following is a tabulation of debt securities by maturity date as of December 31, 2010 (in thousands):

		Amortized Cost	Fair Value
Available-for-sale			
Due in one year or less	$	2,394	2,431
Due after one year through five years		29,055	29,928
Due after five years through ten years		31,158	32,000
Due after ten years		35,024	35,716
Total available-for-sale	**$**	**97,631**	**100,075**
Held-to-maturity			
Due in one year or less	$	3,144	3,136
Due after one year through five years		1,059	1,131
Due after five years through ten years		234	284
Due after ten years		-	-
Total held-to-maturity	**$**	**4,437**	**4,551**

At December 31, 2010 and 2009, securities with a fair value of $88,049,000 and $85,152,000 respectively, were pledged to secure governmental deposits and for other purposes as required or permitted by law.

4. LOANSWWThe following is a summary of loans outstanding at year-end (in thousands):

		2010	2009
Residential mortgages and home equity loans	$	82,338	87,331
Commercial loans		82,329	72,676
Commercial real estate loans		22,813	20,503
Indirect auto loans		9,397	14,189
Direct auto loans and other		13,169	16,056
Total		210,046	210,755
Net unearned loan origination fees and costs		501	539
Total loans	**$**	**210,547**	**211,294**

The recorded investment in loans includes principal outstanding adjusted for net unearned loan origination fees and cost, net loan premiums and discounts and loss on any loan charge-offs. The recorded investment in loans does not include accrued interest receivable, as the effect is not considered to be material.

The Company's market area is generally Steuben, Allegany, Livingston and Monroe counties in New York State. Most of its loans are made in its market area and, accordingly, the ultimate collectibility of the Company's loan portfolio is susceptible to changes in market conditions in this area.

The Company's concentration of credit risk is shown in the above schedule of loans outstanding. The concentration of off-balance sheet credit risk in commercial letters of credit and mortgage, commercial and auto loans commitments is similar to the loans outstanding above. Management is not aware of any material concentrations of credit risk to any industry or individual borrower.


65

Notes To Consolidated Financial Statements

4. LOANS *(continued)*

The following is a summary of changes in the allowance for loan losses for the years ended December 31, 2010 and 2009 (in thousands):

	2010	2009
Balance at beginning of year	$ 2,535	2,400
Provision for loan losses	165	528
Loan charge-offs	(371)	(488)
Recoveries	121	95
Balance at end of year	**$ 2,450**	**2,535**

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2010 (in thousands):

	Commercial	Commercial Real Estate	Residential Real Estate	Consumer Auto	Consumer Other	Unallocated	Total
Allowance for loan losses:							
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$ 230	-	-	-	-	-	230
Collectively evaluated for impairment	863	286	61	173	164	673	2,220
Total ending allowance balance	**$ 1,093**	**286**	**61**	**173**	**164**	**673**	**2,450**
Loans:							
Individually evaluated for impairment	$ 956	-	-	-	-	-	956
Collectively evaluated for impairment	81,306	22,813	82,796	13,574	9,102	-	209,591
Total ending loan balance	**$ 82,262**	**22,813**	**82,796**	**13,574**	**9,102**	**-**	**210,547**

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2010 (in thousands):

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:			
Commercial	$ -	-	-
Commercial Real Estate:			
Construction	-	-	-
Other	-	-	-
Residential	-	-	-
With an allowance recorded:			
Commercial	956	956	230
Commercial Real Estate:			
Construction	-	-	-
Other	-	-	-
Residential	-	-	-
Total	**$ 956**	**956**	**230**



4. LOANS *(continued)*

Loans past due 90 days and over, which are still accruing interest, and non-accrual loans at December 31, 2010 and 2009 were as follows (in thousands):

	2010			2009		
	Loans past due 90 days and Over	**Non-Accrual**	**Total**	**Loans past due 90 days and Over**	**Non-Accrual**	**Total**
Residential mortgages and home equity loans	$ 79	331	410	50	658	708
Commercial loans	-	1,110	1,110	-	927	927
Auto loans and all others	-	52	52	-	80	80
Total	**$ 79**	**1,493**	**1,572**	50	1,665	1,715

Nonaccural loans and loans past due 90 days and over and still accruing include both smaller balance homogenous loans that are collectively evaluated for impairment and individually classified impaired loans.

The following table presents the recorded investment in nonaccrual and loans past due 90 days and over and still on accrual by class of loans as of December 31, 2010 (in thousands):

	Loans Past Due 90 Days and Over and Still Accruing	**Nonaccrual**
Commercial	$ -	1,110
Commercial Real Estate:		
Construction	-	-
Other	-	-
Consumer:		
Auto-direct	-	1
Auto-indirect	-	13
Other	-	38
Residential	79	331
Total	**$ 79**	**1,493**

Impaired loans as of December 31, 2010 and 2009 were as follows (in thousands):

	2010	**2009**
Year-end loans with no allocated allowance for loan losses	$ -	-
Year-end loans with allocated allowance for loan losses	956	624
Total	**$ 956**	**624**
Amount of the allowance for loan losses allocated	**$ 230**	**88**
Average of individually impaired loans during year	$ 871	1,722
Interest income recognized during impairment	-	4
Cash-basis interest income recognized	12	55



4. LOANS *(continued)*

The following table presents the aging of the recorded investment in past due loans as of December 31, 2010 by class of loans (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	90 Days and over Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$ 334	160	1,031	1,525	80,737	82,262
Commercial Real Estate:						
Construction	-	-	-	-	1,500	1,500
Other	-	-	-	-	21,313	21,313
Consumer:						
Other	161	3	35	199	8,903	9,102
Auto-direct	13	24	-	37	4,140	4,177
Auto-indirect	61	52	12	125	9,272	9,397
Residential	752	308	168	1,228	81,568	82,796
Total	**$ 1,321**	**547**	**1,246**	**3,114**	**207,433**	**210,547**

Troubled Debt Restructurings:

The Company has not identified any troubled debt restructurings as of December 31, 2010 and 2009.

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes loans with an outstanding balance greater than $100,000, and non-homogeneous loans, such as commercial and commercial real estate loans. This analysis is performed on a quarterly basis. The Company uses the following definitions for risk ratings.

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.



4. LOANS *(continued)*

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans listed as not rated are either less than $100,000 or are included in groups of homogeneous loans. As of December 31, 2010, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows (in thousands):

	Not Rated	Pass	Special Mention	Sub-standard	Doubtful	Total
Commercial	$ -	73,765	5,973	2,465	59	82,262
Commercial Real Estate:						
Construction	-	-	1,500	-	-	1,500
Other	-	18,793	1,256	1,264	-	21,313
Residential	82,708	-	-	88	-	82,796
Total	**$ 82,708**	**92,558**	**8,729**	**3,817**	**59**	**187,871**

5. FAIR VALUE

ASC 820 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Investment Securities

The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

Impaired Loans

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisal. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.


69

5. FAIR VALUE *(continued)*

Other Real Estate Owned

Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned (OREO) are measured at fair value, less costs to sell. Fair values are based on recent real estate appraisals. These appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

		Fair Value Measurements at December 31, 2010 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets				
Securities-available-for-sale				
United States Agency securities	$ 26,964	-	26,964	-
State and municipal securities	38,431	-	38,431	-
U.S. Agency mortgage-backed securities-residential	34,680	-	34,680	-
Total investment securities available-for-sale	**$ 100,075**	**-**	**100,075**	**-**

		Fair Value Measurements at December 31, 2009 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets				
Securities-available-for-sale				
United States Agency securities	$ 26,432	-	26,432	-
State and municipal securities	37,681	-	37,681	-
Corporate Bonds	1,059	-	1,059	-
U.S. Agency mortgage-backed securities-residential	31,650	-	31,650	-
Total investment securities available-for-sale	**$ 96,822**	**-**	**96,822**	**-**



Notes To Consolidated Financial Statements

5. FAIR VALUE *(continued)*

Assets and liabilities measured at fair value on a nonrecurring basis are summarized below (in thousands):

		Fair Value Measurements at December 31, 2010 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans:				
Commercial	$ 726	-	-	726
Other real estate owned, net	1,111	-	-	1,111

		Fair Value Measurements at December 31, 2009 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans:				
Commercial	$ 536	-	-	536
Other real estate owned, net	713	-	-	713

5. FAIR VALUE (continued)

The following represent impairment charges recognized during the period:

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $ 956,000, with a valuation allowance of $230,000 at December 31, 2010, resulting in an additional provision for loan losses of $142,000 for the year ending December 31, 2010. At December 31, 2009, impaired loans had a carrying amount of $624,000, with a valuation allowance of $88,000, resulting in an additional provision for loan losses of $28,000 for the year ending December 31, 2009.

Other real estate owned which is measured at the lower of carrying or fair value less costs to sell, had a net carrying amount of $1,111,000, which is made up of the outstanding balance of $1,235,000, net of a valuation allowance of $124,000 at December 31, 2010, resulting in a write-down of $8,000 for the year ending December 31, 2010.

The carrying amount and estimated fair values of financial instruments at December 31, 2010 and 2009 were as follows (in thousands):

	2010		2009	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial assets				
Cash and due from banks	$ 6,475	6,475	9,919	9,919
Interest bearing time deposits in other financial institutions	147	148	562	570
Securities available-for-sale	100,075	100,075	96,822	96,822
Securities held-to-maturity	4,437	4,551	1,478	1,583
Net loans	208,097	212,864	208,759	212,985
Accrued interest receivable	1,366	1,366	1,532	1,532
Financial liabilities				
Demand and savings deposits	(181,891)	(181,891)	(168,932)	(168,932)
Time deposits	(99,422)	(100,133)	(99,542)	(99,883)
Advances from FHLB	(19,500)	(20,169)	(33,000)	(33,677)
Subordinated debentures	(2,062)	(1,544)	(2,062)	(1,390)
Accrued interest payable	(219)	(219)	(292)	(292)

The estimated fair value approximates carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements and are considered nominal.


72

6. OTHER REAL ESTATE OWNED

Other real estate owned at December 31, 2010 and 2009 was as follows (in thousands):

	2010	2009
Other real estate owned	$ 1,371	875
Valuation allowance	(124)	(162)
Net other real estate owned	**$ 1,247**	**713**

Activity in the valuation allowance was as follows (in thousands):

	2010	2009
Beginning of Year	$ 162	178
Additions charged to expense	8	98
Direct write-downs	(46)	(114)
End of Year	**$ 124**	**162**

Expenses related to foreclosed assets include (in thousands):

	2010	2009
Net loss/(gain) on sales	$ 7	14
Provision for unrealized losses	8	98
Operating expenses, net of rental income	17	50
End of Year	**$ 32**	**162**

7. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2010 and 2009 consist of the following (in thousands):

	2010	2009
Land	$ 1,786	1,742
Bank premises	7,149	7,149
Furniture and equipment	9,004	8,955
Cost basis	17,939	17,846
Accumulated depreciation	11,550	11,101
Net	**$ 6,389**	**6,745**

The Company leases certain branch properties and equipment under operation leases. Rent expense was $236,000 for 2010 and $238,000 for 2009. Rent commitments, before considering renewal options that generally are present, were as follows (in thousands):

Year	Amount
2011	$ 191
2012	74
2013	9
2014	9
2015	9
Thereafter	3
Total	**$ 295**

8. GOODWILL AND INTANGIBLE ASSETS

The Company acquired Canisteo Savings and Loan Association (Canisteo) on February 20, 2009. As a result of this acquisition, goodwill of $64,000 was recorded by the Company. An annual impairment analysis of goodwill is performed with any identified impairment charged to expense. Also as a result of this acquisition, a core deposit intangible amount of $65,000 was initially recorded by the Company. The Company recorded $7,000 in amortization expense associated with this item during 2010. The remaining net amount of $53,000 is included in intangible assets, net on the Statement of Financial Condition. The remaining core deposit intangible will be amortized over 8 more years.


74

Notes To Consolidated Financial Statements

9. INCOME TAXES

The components of income tax expense/(benefit) on operations are as follows (in thousands):

	Current	Deferred	Total
Year ended December 31, 2010			
Federal	$ 1,211	27	1,238
State	238	6	244
Total	**$ 1,449**	**33**	**1,482**

	Current	Deferred	Total
Year ended December 31, 2009			
Federal	$ 1,247	35	1,282
State	204	5	209
Total	**$ 1,451**	**40**	**1,491**

The actual and statutory tax rates on operations for the years ended December 31, 2010 and 2009 differ as follows:

	2010	2009
Statutory rate	34.0 %	34.0 %
Increase (decrease) resulting from:		
Tax-exempt income	(10.3)	(10.0)
State taxes, net of federal income tax benefit	2.9	2.5
Other	0.4	0.1
Actual rate	**27.0 %**	**26.6 %**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2010 and 2009 are presented below (in thousands):

	2010	2009
Deferred tax assets		
Allowance for loan losses	$ 763	764
Deferred Compensation	744	641
Core deposit intangibles	102	237
FAS 158-Pension Plan	1,077	1,062
Other	156	150
Total gross deferred tax assets	**2,842**	**2,854**
Deferred tax liabilities		
Depreciation	96	131
Net unrealized gain on securities available for sale	945	1,272
Prepaid pension expenses	659	700
Other	329	247
Total gross deferred tax liabilities	**2,029**	**2,350**
Net deferred tax asset	**$ 813**	**504**

9. INCOME TAXES *(continued)*

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary.

The adoption of ASC 740-10 at January 1, 2009 had no material effect on the Company's financial statements. At December 31, 2010 and December 31, 2009 the Company had no ASC 740-10 unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to increase significantly within the next twelve months.

The Company is subject to U.S. federal income tax as well as income tax of the state of New York. The Company is no longer subject to examination by taxing authorities for years before 2007.

10. DEPOSITS

Contractual maturities of time deposits at December 31, 2010 and 2009 were as follows (in thousands):

	2010	2009
Under three months	$ 33,854	34,639
Three to twelve months	36,938	43,484
Over one year to three years	27,571	21,092
Over three years	1,059	327
Total time deposits	**$ 99,422**	**99,542**

Time deposits of $100,000 and over were $40,643,000 and $37,582,000 at December 31, 2010 and 2009, respectively. Included in time deposits were $2,284,000 in brokered deposits at December 31, 2010 compared to $1,631,000 at December 31, 2009.

11. BENEFIT PLANS

Pension Plan

The Company has a funded noncontributory defined benefit pension plan that covers substantially all of its employees. The plan provides defined benefits based on years of service and final average salary. The Company uses December 31 as the measurement date for its pension plans. New employees hired on or after March 1, 2009 are excluded from participation in the plan.



11. BENEFIT PLANS *(continued)*

The following table sets forth the defined benefit pension plan's change in benefit obligation and change in plan assets for the years ended December 31, 2010 and 2009, using the actuarial data measured at December 31, 2010 and 2009 (in thousands):

	2010	2009
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 8,129	7,371
Service cost	487	471
Interest cost	469	433
Actuarial (gain)/loss	323	233
Benefits paid and plan expenses	(415)	(379)
Projected benefit obligation at end of year	**8,993**	**8,129**
Change in plan assets:		
Fair value of plan assets at beginning of year	7,194	5,424
Actual return on plan assets	629	1,109
Benefits paid and plan expenses	(411)	(359)
Contributions	500	1,020
Fair value at end of year	**7,912**	**7,194**
Funded status at end of year	**$ (1,081)**	**(935)**

Amount recognized in accumulated other comprehensive income/(loss) at December 31, 2010 and 2009 consists of (in thousands):

	2010	2009
Unrecognized net actuarial loss (net of tax)	$ (1,707)	(1,684)

The amount of net actuarial loss that will be amortized in 2011 is $169,000. The accumulated benefit obligation for the years ended December 31, 2010 and 2009 was $7,851,000 and $7,105,000 respectively. Pension costs consist of the following components for the years ended December 31, 2010 and 2009 (in thousands):

	2010	2009
Service cost	$ 487	471
Interest on projected benefit obligation	469	433
Expected return on plan assets	(528)	(414)
Amortization of net loss	178	242
Net periodic pension expense	**$ 606**	**732**

Weighted-average of assumptions used to determine net periodic cost are as follows:

	2010	2009
Discount rate	5.89%	6.00%
Expected long-term rate of return	7.50%	7.50%
Rate of Compensation Increase	3.00%	3.00%

Weighted-average assumptions used to determine pension benefit obligations at year end are as follows:

	2010	2009
Discount rate	5.68%	5.89%
Rate of Compensation Increase	3.00%	3.00%

11. BENEFIT PLANS *(continued)*

The New York State Bankers Retirement System's (The "System") overall investment strategy is to achieve a mix of approximately 97% of investments for long-term growth and 3% for near-term benefit payments with a wide diversification of asset types, fund strategies, and fund managers. The target allocations for System assets are shown in the next table. Cash equivalents consist primarily of short term investment funds. Equity securities primarily include investments in common stock and depository receipts. Fixed income securities include corporate bonds, government issues and mortgage backed securities. Other financial instruments primarily include rights and warrants.

The weighted average expected long-term rate of return is estimated based on current trends in System's assets as well as projected future rates of return on those assets and reasonable actuarial assumptions based on the guidance provided by ASOP No. 27 for long term inflation, and the real and nominal rate of investment return for a specific mix of asset classes. The following assumptions were used in determining the long-term rate of return:

Equity securities	Dividend discount model, the smoothed earnings yield model and the equity risk premium model
Fixed income securities	Current yield-to-maturity and forecasts of future yields
Other financial instruments	Comparison of the specific investment's risk to that of fixed income and equity instruments and using judgment

The long term rate of return considers historical returns. Adjustments were made to historical returns in order to reflect expectations of future returns. These adjustments were due to factor forecasts by economists and long-term U.S. Treasury yields to forecast long-term inflation. In addition forecasts by economists and others for long-term GDP growth were factored into the development of assumptions for earnings growth and per capital income.

Effective March 2009, the System revised its investment guidelines. The System currently prohibits its investment managers from purchasing the following investments:

Equity securities	Securities in emerging market countries as defined by the Morgan Stanley Emerging Markets Index, Short sales, Unregistered securities and Margin purchases
Fixed income securities	Securities of BBB quality or less, CMOs that have an inverse floating rate and whose payments don't include principal or which aren't certified and guaranteed by the U.S. Government, ABSs that aren't issued or guaranteed by the U.S., or its agencies or its instrumentalities, Non-agency residential subprime or ALT-A MBS and Structured Notes
Other financial instruments	Unhedged currency exposure in countries not defined as "high income economies" by the World Bank.

11. BENEFIT PLANS *(continued)*

All other investments not prohibited by the System are permitted. At December 31, 2010 the System holds certain investments which are no longer deemed acceptable to acquire. These positions will be liquidated when the investment managers deem that such liquidation is in the best interest of the System.

Asset Category	Target Allocation 2010	Percentage of Plan Assets at December 31, 2010	2009	Weighted-Average Expected Long-Term Rate of Return
Cash equivalents	0-20%	11.2%	13.6%	-
Equity securities	40-60%	48.2%	45.9%	4.60%
Debt securities	40-60%	40.6%	40.5%	1.90%
Other	0-5%	-	-	-

Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Investments valued using NAV (Net Asset Value) are classified as level 2 if the system can redeem its investment with the investee at the NAV at the measurement date. If the system can never redeem the investment with the investee at the NAV, it is considered a level 3. The System's assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset.


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Notes To Consolidated Financial Statements

11. BENEFIT PLANS *(continued)*

In accordance with ASC 820, the following table represents the Plan's fair value hierarchy for its financial assets (investments) measured at fair value on a recurring basis as of December 31, 2010 and 2009 (in thousands):

	2010			
	Level 1	Level 2	Level 3	Total
Cash Equivalents				
Foreign currencies	$ 17	-	-	17
Short term investment funds (a)	-	872	-	872
Total Cash Equivalents	**17**	**872**	**-**	**889**
Equities				
U.S. Large cap	2,206	-	-	2,206
U.S. Mid cap	225	-	-	225
U.S. Small Cap	17	-	-	17
International	1,368	-	-	1,368
Total Equities	**3,816**	**-**	**-**	**3,816**
Fixed Income Securities				
Corporate Bonds				
Rated Single A or higher by S&P	-	432	-	432
Rated below single A by S&P	-	303	-	303
Government issues	-	2,300	-	2,300
Collateralized mortgage obligations				
Rated Single A or higher by S&P	-	119	-	119
Rated below single A by S&P	-	53	-	53
Total Fixed Income Securities	**-**	**3,207**	**-**	**3,207**
Total Investments	**$ 3,833**	**4,079**	**-**	**7,912**

(a) Fair value at NAV

	2009			
	Level 1	Level 2	Level 3	Total
Cash Equivalents				
Foreign currencies	$ 25	-	-	25
Short term investment funds (a)	-	971	-	971
Total Cash Equivalents	**25**	**971**	**-**	**996**
Equities				
U.S. Large cap	1,754	-	-	1,754
U.S. Mid cap	63	-	-	63
U.S. Small Cap	18	-	-	18
International	1,454	-	-	1,454
Total Equities	**3,289**	**-**	**-**	**3,289**
Fixed Income Securities				
Corporate Bonds				
Rated Single A or higher by S&P	-	373	-	373
Rated below single A by S&P	-	311	-	311
Government issues	-	2,011	-	2,011
Collateralized mortgage obligations				
Rated Single A or higher by S&P	-	134	-	134
Rated below single A by S&P	-	40	-	40
Other fixed income securities	-	40	-	40
Total Fixed Income Securities	**-**	**2,909**	**-**	**2,909**
Total Investments	**$ 3,314**	**3,880**	**-**	**7,194**

Certain types of investments at December 31, 2009 have been combined for consistency with the 2010 presentation.



(a) Fair value at NAV



11. BENEFIT PLANS *(continued)*

The following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value (in thousands):

Balance as of January 1, 2009	$	28
Change in unrealized gain		11
Realized loss		(12)
Sale Proceeds		(27)
Balance as of December 31, 2009	**$**	**-**

Pension Plan Investment Policies

The System was established in 1938 to provide for the payment of benefits to employees of participating banks. The System is overseen by a Board of Trustees who meet quarterly and set the investment policy guidelines. The Chief Executive Officer of the Company is a member of the Board of Trustees for the system.

The System utilizes two investment management firms each investing approximately 50% of the total portfolio. The System's investment objective is to exceed the investment benchmarks in each asset category. Each firm operates under a separate written investment policy approved by the Trustees.

Each Firm reports at least quarterly to the Investment Committee and semi-annually to the Board.

Contributions

The Company's minimum required contribution for 2011 is $421,000

Estimated Future Benefit Payments of Pension Plan

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Year		Pension Benefits
2011	$	341
2012		373
2013		421
2014		466
2015		501
2016-2020		3,201

Deferred Compensation Plan

The Company has a Deferred Compensation Plan (DCP) which permits active directors and certain executive officers the option to defer receipt of a portion of their future salary, bonus, or directors' fees. The amounts deferred will earn income at the prime rate and are payable upon retirement. Deferred compensation liability at December 31, 2010 and 2009 was $1,923,000 and $1,656,000, respectively. Deferred compensation expense related to this plan was $232,000 in 2010 and $221,000 in 2009.

In conjunction with the DCP, the Company entered into split-dollar agreements on certain participants, whereby upon death, the participant's beneficiary will receive the deferred account balance or a death benefit, whichever is greater. These split dollar agreements were financed through the purchase of life insurance policies. The cash surrender value of these policies was $7,986,000 and $7,705,000 at December 31, 2010 and 2009, respectively.

11. BENEFIT PLANS *(continued)*

401(k) Plan

The Company sponsors a defined contribution profit sharing (401(k)) plan covering substantially all employees. The Company matched certain levels of each employee's contributions to the plan resulting in an expense of $198,000 and $135,000 in 2010 and 2009, respectively.

2010 Long-Term Stock Incentive Plan

The Company's shareholders approved a stock plan in 2010. This plan authorizes up to 80,000 shares of common stock be awarded either in the form of stock options or grants of restricted stock. The exercise price will be at least equal to the fair market value of the stock at the date of grant. These shares may be awarded under the plan for a period of up to ten years. A committee of the Board of Directors will administer the plan. Their responsibility will include designating participants, determining the type and number of awards granted and establishing the terms and conditions of the awards. As of December 31, 2010, there were no shares awarded under this plan.

12. RELATED PARTY TRANSACTIONS

Executive officers and directors and their associates were customers of and had other transactions with the Company in the ordinary course of business. A summary of the changes in outstanding loans to executive officers and directors, or indirectly made for their benefit, for the years ended December 31, 2010 and 2009 follows (in thousands):

		2010	2009
Balance of loans outstanding at beginning of year	$	556	618
New loans and increases in existing loans		25	137
Loan principal payments		(173)	(199)
Balance at end of year	**$**	**408**	**556**

Deposits for executive officers, directors and their affiliates were $3,175,000 and $2,180,000 at December 31, 2010 and 2009 respectively.

Legal fees incurred in the ordinary course of business that were paid to Shults & Shults were $68,000 and $81,000 for the years ended December 31, 2010 and 2009 respectively. Shults & Shults is a partnership owned by David A. Shults and Eric Shults, both of whom are directors and shareholders of the Company.

13. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.


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13. REGULATORY CAPITAL REQUIREMENTS *(continued)*

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2010, that the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Federal Deposit Insurance Corporation and the State of New York Banking Department categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's regulatory capital amounts and ratios are presented in the following table (in thousands):

	Actual Regulatory Capital:		Minimum Regulatory Capital Requirement:		To Be "Well Capitalized" Under Regulatory Capital Requirement:	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2010:						
Total Capital (to Risk Weight Assets)	$ 38,177	17.34 %	$ 17,613	8.00 %	$ 22,017	10.00 %
Tier 1 Capital (to Risk Weight Assets)	35,727	16.23	8,807	4.00	13,210	6.00
Tier 1 Capital (to Average Assets)	35,727	10.09	14,170	4.00	17,713	5.00
As of December 31, 2009:						
Total Capital (to Risk Weight Assets)	$ 35,588	16.32 %	$ 17,443	8.00 %	$ 21,804	10.00 %
Tier 1 Capital (to Risk Weight Assets)	33,053	15.16	8,722	4.00	13,083	6.00
Tier 1 Capital (to Average Assets)	33,053	9.61	13,759	4.00	17,198	5.00

The Company's ratios are comparable to the Bank's stated above. The Company's actual Tier I capital ratio (to Average Assets) at December 31, 2010 was 10.11% compared to 9.69% for December 31, 2009.

14. SHAREHOLDERS' EQUITY

The Company is dependent on receipt of dividends from the Bank in order to pay dividends to its shareholders. Payment of dividends by the Bank is limited or restricted in certain circumstances. According to state banking law, approval of the State of New York Banking Department is required for the declaration of dividends by a bank in any year in which the dividends declared will exceed its net profits for that year combined with its retained net profits of the preceding two years. Dividends in the amount of $6,829,000 are available from the Bank at December 31, 2010 without the approval of the State of New York Banking Department.


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15. SUBORDINATED DEBENTURES

On July 16, 2007, Steuben Statutory Trust II, a trust formed by the Company, completed a pooled private offering of $2,000,000 of trust preferred securities. The Company issued $2,062,000 of subordinated debentures to the trust in exchange for ownership of all common security of the trust and the proceeds of the preferred securities sold by the trust. The trust is not consolidated with the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $62,000 and included in other assets. The Company may redeem the subordinated debentures in whole or in part, in a principal amount with integral multiples of $1, on or after September 15, 2012 at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures are also redeemable in whole or in part from time to time, upon occurrence of specific events defined within the trust indenture. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures have a fixed interest rate of 6.56% until September 15, 2012. If not redeemed at that time, the subordinated debentures have a variable rate of interest equal to the three month London Interbank Offered Rate (LIBOR) plus 1.55%.

16. ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of New York (FHLB) at December 31, 2010 and 2009 were as follows (in thousands):

	2010	**2009**
Maturities January 2011 through February 2015, fixed rate at rates from 0.38% to 5.61%, averaging 3.16% for December 31, 2010 and 2.58% for December 31, 2009	$ 19,500	33,000

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $29,940,000 and $34,328,000 of first mortgage loans under a blanket lien arrangement at December 31, 2010 and 2009. Maturities on these advances as of December 31, 2010 are as follows (in thousands):

Year	**Amount**
2011	$ 8,000
2012	4,000
2013	3,000
2014	3,000
2015	1,500
Total	**$ 19,500**


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17. COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as guarantees, and commitments to extend credit, which are not reflected in the accompanying financial statements. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although the Company does not anticipate material losses as a result of these transactions. Mortgage and other loan commitments outstanding at December 31, 2010 and 2009 amounted to $35,843,000 and $39,981,000, respectively. Fixed interest rates on mortgage and other loan commitments outstanding can change prior to closing only if interest rates decrease. Variable rate loans float prior to closing. Outstanding commitments on letters of credit at December 31, 2010 and 2009 amounted to $1,837,000 and $1,616,000, respectively.

In the normal conduct of business, the Company is involved in various litigation matters. In the opinion of management, the ultimate disposition of these matters should not have a materially adverse effect on the financial position of the Company.

18. ACQUISITION

On February 20, 2009, the Company acquired assets totaling $6,870,000 and assumed liabilities totaling $6,334,000, adjusted to fair value, of Canisteo Savings and Loan Association (Canisteo). Canisteo operated as a mutual thrift entity (mutual entity) prior to acquisition by the Company. Under the terms of the acquisition agreement, the Company paid no consideration or contingent consideration related to the net assets acquired from Canisteo. The Company's results of operations include the results of Canisteo subsequent to the acquisition date. Acquisition related costs of $29,000 are included in the Company's income statement as other expenses as of December 31, 2009.

Accounting pronouncements require the Company, in a combination with a mutual entity, to recognize Canisteo's net assets, adjusted to fair value, as a direct addition to equity in its consolidated statement of financial position. The Company used an independent third party provider that estimated the fair value of the net assets acquired to be $600,000. The transaction resulted in $64,000 of goodwill being recorded by the Company. Fair value adjustments related to loans and deposits totaled $114,000 and $91,000 and will be accreted over the life of the loans and deposits respectively. Fair value adjustments related to the core deposit intangible was $65,000 and will be amortized over 9 years. Other purchase fair value adjustments and identified intangible assets are not considered significant.

The fair value of net assets acquired includes the fair value adjustment to certain loan receivables that were not considered impaired as of the acquisition date. The fair value adjustments were determined using discounted contractual cash flows. The Company believed that all contractual cash flows related to these instruments will be collected. As such, these loan receivables were not considered impaired at the acquisition date and were not subject to accounting guidance related to purchased loans which have shown evidence of credit deterioration since origination.

ANNEX 1

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The purpose of the **STEUBEN TRUST CORPORATION** (the "Corporation") **SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN** (the "Plan") is to provide the holders of record of the Corporation's Common Stock (the "Common Stock") with a simple and convenient method of investing cash dividends paid on the Corporation's Common Stock in the purchase of, as well as enabling them to make additional cash payments to purchase, additional shares of Common Stock. The terms and conditions of the Plan are as follows.

1. ELIGIBILITY TO PARTICIPATE IN PLAN. All holders of record of Common Stock are eligible to participate in the Plan. Beneficial owners of Common Stock whose shares are held for them in registered names other than their own, such as in the names of brokers, bank nominees or trustees, should, if they wish to participate in the Plan, either arrange for the holder of record to join the Plan or have the shares they wish to enroll for participation in the Plan transferred to their own names.

2. ELECTION TO PARTICIPATE IN PLAN. Any holder of record of Common Stock may elect to participate in the Plan (a "Participant") by returning to American Stock Transfer and Trust Company, the Corporation's Transfer Agent and the Administrator of the Plan (the "Agent"), a properly completed Authorization Form as attached hereto. The completed Authorization Form appoints the Agent as the Participant's agent in the capacity of Plan Administrator for the Participant and authorizes:

(a) the Corporation to pay to the Agent, for credit to the Participant's account under the Plan (a "Plan Account"), all cash dividends payable on the Common Stock ("Dividends") that the Participant has enrolled in the Plan;

(b) the Agent, as agent, to credit to the Participant's Plan Account any Dividends paid, as well as any shares of Common Stock distributed as a non-cash dividend or otherwise, on the shares of Common Stock credited to the Participant's Plan Account;

(c) the Agent, as agent, to apply all such Dividends received to the purchase of additional shares of Common Stock; and

(d) the Agent, as agent, to apply all voluntary Additional Cash Payments made by the Participant under the Plan (as further described below) to the purchase of additional shares of Common Stock,

all in accordance with the further terms and conditions of the Plan.

Participants may elect to reinvest Dividends paid on all or only a portion of the Common Stock registered in their names and/or held in their Plan Accounts by designating such election on



the Authorization Form. The Internal Revenue Service ("IRS") currently requires Participants to reinvest Dividends on a minimum of ten percent (10%) of the Common Stock registered in their names and/or held in their Plan Accounts. Participants electing partial reinvestment of Dividends must designate the number of whole shares for which they want to receive cash payment of Dividends, which must equal ninety percent (90%) or less of the number of whole shares registered in their names and/or held in their Plan Accounts. Dividends paid on all other shares registered in the Participant's name and all other shares held in the Participant's Plan Account will be reinvested in additional shares of Common Stock.

Participants may at any time deposit any Common Stock certificates in their possession with the Agent to be credited to the Participant's Plan Account. Such shares will be transferred into the name of the Agent or its nominee, as agent for the Participant under the Plan, and thereafter treated in the same manner as shares purchased through the Plan.

Reinvestment levels may be changed from time to time as a Participant desires by submitting a new Authorization Form to the Agent. To be effective with respect to a particular Dividend, any such change must be received by the Agent at least five business days before the record date for that Dividend.

3. PLAN ACCOUNT. After receipt of a properly completed Authorization Form, the Agent will open a Plan Account for the Participant as Plan Administrator and agent for the Participant and will credit to such Plan Account:

(a) all Dividends received by the Agent from the Corporation on shares of Common Stock registered in the Participant's name and enrolled in the Plan by the Participant, commencing with the first Dividend paid following receipt of the Authorization Form by the Agent (which must be received at least five business days prior to the record date of a Dividend to be effective with respect to that Dividend);

(b) all Dividends received by the Agent on any full or fractional shares credited to the Participant's Plan Account;

(c) all Additional Cash Payments (as further described below) received by the Agent from the Participant to purchase additional shares of Common Stock;

(d) all full or fractional shares purchased for the Participant's Plan Account after making appropriate deductions for the purchase prices paid for such shares; and

(e) any shares of Common Stock distributed by the Corporation as a dividend or otherwise on shares credited to the Participant's Plan Account.

4. ADDITIONAL CASH PAYMENTS. Any Participant may from time to time elect to purchase additional shares of Common Stock through the Plan by using a Plan Authorization Form to make voluntary additional cash payments to the Agent of not less than $50.00 nor more than


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4. **ADDITIONAL CASH PAYMENTS.** Any Participant may from time to time elect to purchase additional shares of Common Stock through the Plan by using a Plan Authorization Form to make voluntary additional cash payments to the Agent of not less than $50.00 nor more than $2,500.00 per quarter ("Additional Cash Payments"), which will be used to purchase additional shares on a quarterly basis as further described below. For purposes of the Plan, a new quarter will begin on the day following a dividend payment date. All shares purchased with Additional Cash Payments will be credited to the Participant's Plan Account (unless the Agent is instructed otherwise by the Participant on the Authorization Form).

5. **PURCHASES OF SHARES.** Dividends credited to a Participant's Plan Account will be invested in the purchase of additional shares of Common Stock on or about the payment date for that Dividend. Additional Cash Payments made by a Participant will be invested in the purchase of additional shares of Common Stock on or about the payment date for the next succeeding Dividend following receipt of such payment. Since no interest will be paid on Additional Cash Payments held by the Agent pending the investment of such funds, it is suggested that any such payments a Participant may wish to make be sent so as to reach the Agent no later than five business days prior to the record date for the next succeeding Dividend. Any Additional Cash Payments received during a quarter will be returned by mail to the Participant, at the address shown on the Agent's records, if written notification requesting such return is received by the Agent on or before the last business day prior to the next Dividend record date.

All shares purchased hereunder may be purchased on any securities exchange where the Common Stock is traded, in the over-the-counter market, in privately negotiated transactions, or from Participants who have directed the Agent to sell their Common Stock, and may be on such terms as to price, delivery, and otherwise, and may be executed through such brokers, and otherwise, as the Agent shall determine in its sole discretion. Additionally, whenever and to the extent so directed by the Corporation from time to time in its sole discretion, the Agent shall purchase such shares directly from the Corporation in accordance with the further terms of this Plan. In making purchases hereunder, the Agent may commingle the funds of each Participant with those of the other Participants.

For purchases made directly from the Corporation, the price of the Common Stock so purchased will be the fair market value per share of the Corporation's Common Stock at the time of such purchase, as determined by a committee appointed by the Corporation's Board of Directors (the "Committee"). This Committee will determine what it, in its best judgment, believes to be the fair market value of a share of the Corporation's Common Stock from time to time. The Committee may determine such fair market value from any reasonable criteria it elects to use, such as recent sales of shares of Common Stock in the marketplace, the fair market value and, recent sales of shares of comparable institutions, an independent firm that values the Common Stock, other measures such as return on equity, return on assets and book value, and any other reasonable criteria the Committee determines. For purchases made in the open market or otherwise than directly from the Corporation, the price at which the Agent shall be deemed to have acquired Common Stock for the Participant's Plan Account shall be the average price of the Common Stock purchased by the Agent with the proceeds of a Dividend or with the Additional Cash Payments being applied to such purchase, as the case may be.


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Upon each purchase of shares hereunder, the Plan Account of each Participant will be reduced by the balance to be invested from that Plan Account and credited with a number of shares, including fractional shares, equal to the balance to be invested from that Plan Account divided by the purchase price applicable to such transaction determined as described above.

6. **ACCOUNT STATEMENTS.** As soon as practicable following the end of each quarter in which there is a transaction in a Participant's Plan Account, the Participant will receive a detailed statement (the "Statement") showing, as applicable:

(a) any Dividend paid on the Participant's Common Stock participating in the Plan;

(b) any Additional Cash Payments received from the Participant during that quarter;

(c) the purchase prices and numbers of shares purchased during that quarter for the Participant's Plan Account with the funds held in such Account;

(d) the number of shares withdrawn from the Participant's Plan Account; and

(e) as of the date of the Statement, the total number of shares of Common Stock owned by the Participant that are participating in the Plan.

The last Statement of the year will show the aggregate amount of brokerage fees, if any, paid by the Corporation in respect of shares purchased for the Participant's Plan Account.

7. **ISSUANCE OF CERTIFICATES.** Shares purchased under the Plan will be registered in the name of the Agent or its nominee, as agent for the Participant under the Plan. No certificates will be issued to a Participant for the Common Stock in the Participant's Plan Account unless requested in writing or the Plan Account is terminated as hereinafter provided. Certificates for any number of whole shares of Common Stock credited to a Participant's Plan Account will be issued to a Participant upon written request sent to the Agent at the address indicated below. A Participant may either furnish separate written instructions to the Agent each time the Participant desires that certificates be issued or furnish the Agent with blanket instructions covering all whole shares of Common Stock credited to the Participant's Plan Account from time to time under the Plan. No certificates for fractional shares will be issued notwithstanding any request therefor, but dividends on a fractional interest in shares will be credited to a Participant's Plan Account.

8. **FEES.** The Corporation has agreed to pay all brokerage commissions and Agent service charges in connection with the administration and operation of the Plan. The Agent may charge a Participant for additional services performed by the Agent at the request of the Participant and not provided for herein.

9. **TAXES.** It is understood that the automatic investment of dividends under this Plan does not relieve the Participant of any income taxes which may be payable on such dividends. The Agent will comply with all applicable IRS requirements concerning the withholding of taxes on


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dividend payments and filing of information returns for dividends credited to each Participant's Plan Account. Any amounts required to be withheld will be deducted from each Dividend prior to investment. Each Participant will be provided annually with the information provided by the Agent to the IRS that year either through receipt of a duplicate of the informational return filed by the Agent with the IRS or in a year-end Statement each calendar year. With respect to foreign Participants whose Dividends are subject to United States income tax withholding, the Agent will comply with all applicable IRS requirements concerning the amount of tax to be withheld, which will be deducted from each Dividend prior to investment. The Agent will also report to each Participant the Participant's pro-rata share of the Agent's administrative fees paid by the Corporation on behalf of all Participants.

10. VOTING OF PLAN SHARES. With respect to meetings of the Corporation's shareholders for which proxies are solicited, a Participant will receive a single proxy card covering all shares registered in the Participant's name as well as all shares credited to the Participant's Plan Account. If no shares are registered in a Participant's name, a proxy card will be furnished to the Participant covering all shares credited to the Participant's Plan Account. In either situation, all whole and fractional shares held in a Participant's Plan Account will be voted as directed by the Participant. If a Participant does not return a signed proxy card as instructed, such shares will not be voted.

11. TERMINATION. Participation in the Plan may be terminated at any time by a Participant giving written notice to such effect to the Agent. If the termination request is received less than five business days prior to a Dividend record date, the request will not be processed until after that Dividend has been invested and the shares purchased credited to the Participant's Plan Account. As promptly as possible following receipt of such notice, a certificate will be issued for all whole shares of Common Stock held in the Participant's Plan Account. The Corporation and the Agent reserve the right to terminate the Participant's Plan Account immediately upon sending written notice to the Participant at the Participant's last known address as shown on the Agent's Plan records. In every case of termination, the Participant's interest in any fractional shares of Common Stock will be paid in cash based on the fair market value of the Corporation's Common Stock on the date the Agent receives such termination notice. In every case of termination, uninvested voluntary cash payments credited to the Participant's Plan Account will be returned to the Participant in cash without interest. The Agent shall terminate the Participant's Plan Account upon receipt of written notice of the Participant's death or adjudication of incompetency, provided, however, in the event of any such notice the Agent shall retain all payments received and/or shares of Common Stock in the Participant's Plan Account until the Participant's legal representative shall have been appointed and furnished proof satisfactory to the Agent of his/her right to receive such payments and/or shares of Common Stock.

12. CHANGES IN CAPITALIZATION. The Common Stock held by the Agent for Participants shall fully participate in any stock dividend, stock split, split-up, spin-off, recapitalization, merger, consolidation, exchange of shares or other such transaction involving the Common Stock of the Corporation in accordance with the terms of such transaction. In the event that the Corporation makes available to its shareholders rights to purchase additional shares, debentures or other securities, each Participant shall have the right to exercise such rights arising from whole shares credited to the Participant's Plan Account in accordance with the terms and conditions of such rights. The Agent may, in its sole discretion, hold the Common Stock of all Participants together in its name or in the name of its nominee.

13. LIABILITY. Neither the Agent nor the Corporation, nor any of their respective Directors, officers, employees or agents shall be liable hereunder for any act or failure to act, including without limitation, for any claim of liability (a) arising out of any failure to terminate a Participant's Plan Account upon such Participant's death or adjudication of incompetency prior to receipt of written notice of such death or incompetency; (b) with respect to the prices at which the Common Stock is purchased or sold for a Participant's Plan Account or the timing of, or terms on which, such purchases or sales are made; or (c) with respect to the value at any time of the Common Stock acquired for or credited to a Participant's Plan Account. It is understood that government regulation may require the temporary curtailment or suspension of purchases under the Plan. Neither the Agent nor the Corporation, nor any of their respective Directors, officers or employees shall have any liability in connection with any inability to purchase Common Stock or the timing of any purchases.

14. SPENDTHRIFT PROVISION. A Participant may not sell, pledge, hypothecate or otherwise assign or transfer any cash or Common Stock credited to the Participant's Plan Account, nor any other interest therein. No attempt to effect any such sale, pledge, hypothecation, or other assignment or transfer shall be effective.

15. NOTICES. All notices, requests or other communications from Participants relating to the Plan shall be addressed as follows:

American Stock Transfer & Trust Company, LLC
Attention: Dividend Reinvestment Department
59 Maiden Lane
New York, NY 10038
1-800-937-5449

Each Participant agrees to notify the Agent promptly in writing of any change of address. Notices, requests or other communications from the Agent to a Participant relating to the Plan shall be addressed to the Participant at the Participant's last known address as reflected in the Agent's records and shall be deemed given when received by the Participant or five days after mailing, whichever first occurs.

16. AMENDMENT; TERMINATION. The Corporation and the Agent each reserve the right to suspend, to modify (subject to any requisite authorization or approval by regulatory agencies having jurisdiction) and to terminate the Plan or any Participant's participation in the Plan at any time by written notice given to all Participants or such Participant, as the case may be. The Corporation and the Agent each also reserve the right to adopt, and from time to time to change, such


94

administrative rules and regulations (not inconsistent in substance with the basic provisions of the Plan then in effect) as they deem desirable or appropriate for the administration of the Plan.

17. GOVERNING LAW. The Plan and all Plan Accounts established thereunder shall be governed by and construed in accordance with the laws of the State of New York and the rules and regulations of the Securities and Exchange Commission, as they may be changed or amended from time to time.

Adopted December 16, 1996, and amended February 24, 2011.


95

ANNEX 2

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN AUTHORIZATION FORM

[Front of Card]

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Check only one of the following options:

[ ] FULL DIVIDEND REINVESTMENT

I want to reinvest all cash dividends on shares now or subsequently registered in my name and account, as well as cash dividends on all shares credited to my account under the Plan. I understand that I may also make additional cash investments of not less than $50 per payment up to a maximum amount of $2,500 per quarter. [Complete if applicable:] I wish to make an additional cash investment at this time and have therefore enclosed a check or money order payable to American Stock Transfer and Trust Company in the amount of: $________________.

[ ] PARTIAL DIVIDEND REINVESTMENT

I want to reinvest cash dividends on some of the shares currently registered in my name and account, and continue to receive cash dividends on the remaining shares. Therefore, please reinvest the cash dividends on _____ shares. I understand that I may also make additional cash investments of not less than $50 per payment up to a maximum amount of $2,500 per quarter. [Complete if applicable:] I wish to make an additional cash investment at this time and have therefore enclosed a check or money order payable to American Stock Transfer and Trust Company in the amount of: $________________.

[ ] ADDITIONAL CASH INVESTMENT ONLY

I DO NOT wish to reinvest cash dividends on shares now or subsequently registered in my name or in my Plan account but I do wish to make optional cash investments of not less than $50 per payment up to a maximum amount of $2,500 per quarter. I have enclosed a check or money order payable to American Stock Transfer and Trust Company in the amount of: $________________.

This is Not a Proxy
(Please sign on other side)

[Back of Card:]

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
FOR SHARE OWNERS OF STEUBEN TRUST CORPORATION

Return to: American Stock Transfer and Trust Company
40 Wall Street, 46th Floor
New York, New York 10005
Attention: Dividend Reinvestment Department

Date: ______________________________

Signature of all registered owners:

____

____

SIGNATURES

The Issuer. The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hornell, New York, on this 4th day of March, 2011.

STEUBEN TRUST CORPORATION

By: [signature]
James P. Nicoloff,
Executive Vice President and
Chief Financial Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

Date: March 4, 2011	[signature] Brenda L. Copeland, President and Chief Executive Officer
Date: March 4, 2011	[signature] James P. Nicoloff, Executive Vice President, Treasurer and Chief Financial Officer
Date: March 4, 2011	David A. Shults* David A. Shults, Director and Chairman of the Board
Date: March 4, 2011	Robert U. Blades, Jr.* Robert U. Blades, Jr., Director
Date: March 4, 2011	Michael E. Davidson* Michael E. Davidson, Director
Date: March 4, 2011	Charles M. Edmondson* Charles M. Edmondson, Director
Date: March 4, 2011	Stoner E. Horey* Stoner E. Horey, Director
Dated: March 4, 2011	L. Victor Myers* L. Victor Myers, Director

Date: March 4, 2011

Charles D. Oliver*
Charles D. Oliver, Director

Date: March 4, 2011

Kenneth D. Philbrick*
Kenneth D. Philbrick, Director

Date: March 4, 2011

Eric Shults*
Eric Shults, Director

Date: March 4, 2011

Sherry C. Walton*
Sherry C. Walton, Director

*By: [signature]
James P. Nicoloff, as Attorney-in-Fact

PART III

EXHIBITS

Exhibit Index

Exhibit Number	Description	Sequential Page Location
2-1	Certificate of Incorporation of Steuben Trust Corporation, as amended	*
2-2	Bylaws of Steuben Trust Corporation	*
3	Authorization Form for Corporation's Dividend Reinvestment and Stock Purchase Plan	See Annex 2 to Offering Circular
10-1	Consent of Crowe Horwath LLP	Page III-2
10-2	Consent of Underberg & Kessler LLP	Included in Exhibit 11
11	Opinion of Underberg & Kessler LLP	Page III-3
15	Power of Attorney	*

* Indicates previously filed document.

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation in this Registration Statement of Steuben Trust Corporation on Post Qualification Amendment No. 18 to Form 1-A, of our report dated February 8, 2011, on Steuben Trust Corporation's consolidated financial statements appearing in the Annual Report of Steuben Trust Corporation for the year ended December 31, 2010, and to the reference to us under the heading of "Experts".

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
March 4, 2011


uk

underberg & kessler LLP

(585) 258-2800
www.underbergkessler.com

March 4, 2011

Steuben Trust Corporation
One Steuben Square
Hornell, New York 14843-1699

Re: Registration Statement on Post Qualification Amendment No. 18 to Form 1-A (the "Statement") of 200,000 Share of Common Stock for Sale Under the Securities Act of 1933

Ladies and Gentlemen:

We have acted as counsel to Steuben Trust Corporation (the "Corporation"), a New York corporation, in connection with the registration for public sale of a total of 200,000 shares of its Common Stock, par value $1.00 per share, to be offered in connection with its Share Owner Dividend Reinvestment and Stock Purchase Plan (the "Plan") as more fully described in the Offering Statement (the "Statement") being filed by the Corporation with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

In our opinion, the 200,000 shares of Common Stock covered by the Statement have been duly authorized and, when issued in accordance with the terms of the Plan, will be legally and validly issued, fully paid and non-assessable, except that under Section 630 of the New York Business Corporation Law, the ten largest shareholders of the Corporation may be jointly and severally liable for unpaid wages due to employees of the Corporation.

We consent to the incorporation in Steuben Trust Corporation's Post Qualification Amendment No. 18 to Form 1-A (24-3656) (the "Amendment") of this opinion. We also consent to the inclusion of our firm's name in the Amendment, including the offering circulars originally filed or subsequently amended or supplemented.

Very truly yours,

Underberg & Kessler LLP

UNDERBERG & KESSLER LLP

300 Bausch & Lomb Place, Rochester, NY 14604
585-258-2800 PHONE 585-258-2821 FAX

www.underbergkessler.com

Additional Offices
Buffalo, Canandaigua, Newark, Greece and Geneseo, NY

Registration No. 24-3656

SECURITIES AND EXCHANGE COMMISSION


SEC MAIL
RECEIVED
PROCESSING
MAR 17 2011
WASH, D.C.
211
SECTION

POST QUALIFICATION AMENDMENT NO. 18
TO
FORM 1-A /A

REGULATION A OFFERING STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STEUBEN TRUST CORPORATION
(Exact name of issuer as specified in its charter)

NEW YORK
(State or other jurisdiction of incorporation or organization)

One Steuben Square, Hornell, New York 14843-1699
(607) 324-5010

(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Helen A. Zamboni, Esq.
UNDERBERG & KESSLER LLP
300 Bausch & Lomb Place
Rochester, New York 14604
(585) 258-2800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6060	16-1368310
Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) and (b): The Issuer's Directors and Officers:

Name	Business Address	Residence Address
Robert U. Blades, Jr. Director	A.L. Blades & Sons, Inc. Webb's Crossing Road Hornell, New York 14843	1609 Heather Heights Hornell, New York 14843
Brenda L. Copeland President, Chief Executive Officer and Director	One Steuben Square Hornell, New York 14843-1699	5863 Dineen Road Hornell, New York 14843
Michael E. Davidson Director	Davidson's Furniture 161 Main Street Hornell, NY 14843	212 Main Street Hornell, NY 14843
Charles M. Edmondson Director	Alfred University Saxon Drive, Carnegie Hall Alfred, New York 14802	71 Pine Hill Drive Alfred, New York 14802
Mary E. Hilfiger Corporate Secretary	One Steuben Square Hornell, New York 14843-1699	80 Bennett Street Hornell, New York 14843
Stoner E. Horey Director	(Not applicable)	3461 Pierce Road Canisteo, New York 14823
L. Victor Myers Director	(Not applicable)	5067 Gleason Road Lima, NY 14485
James P. Nicoloff Executive Vice President, Treasurer and Chief Financial Officer	One Steuben Square Hornell, New York 14843-1699	62 Maple Street Hornell, New York 14843
Charles D. Oliver Director	Charles F. Oliver & Son 17 South Church Street Canaseraga, New York 14822	8 North Street Canaseraga, New York 14822
Kenneth D. Philbrick Director	(not applicable)	1100 Sharps Hill Road Arkport, New York 14807
Theresa B. Sedlock Executive Vice President and Lending Div.Manager	One Steuben Square Hornell, New York 14843-1699	1061 Sierk Road Arcade, New York 14011

Name	Business Address	Residence Address
David A. Shults Chairman of the Board and Director	Shults & Shults 9 Seneca Street Hornell, New York 14843	66 Maple Street Hornell, New York 14843
Eric Shults Director	Shults & Shults 9 Seneca Street Hornell, New York 14843	427 Seneca Road Hornell, New York 14843
Sherry C. Walton Director	(not applicable)	4165 Grandview Avenue Wellsville, New York 14895

(c) The Issuer's general partners: not applicable.

(d) The record owners of 5% or more of any class of the Issuer's equity securities:

Name	Business Address	Residence Address
Steuben Trust Company, as Trustee for Richard W. Bradley QTIP Trust	One Steuben Square Hornell, New York 14843-1699	(not applicable)
David A. Shults	9 Seneca Street Hornell, New York 14843	66 Maple Street Hornell, New York 14843
Dick T. Hollands	Not applicable	900 N Taylor St. #238 McLean, Virginia 22102-3419

(e) The beneficial owners of 5% or more of any class of the Issuer's equity securities:
See responses under (d) above.

(f) Promoters of the Issuer: Not applicable.

(g) Affiliates of the Issuer: See (a) and (b) above.

(h) Counsel to the issuer with respect to the proposed offering:
Underberg & Kessler LLP, 300 Bausch & Lomb Place, Rochester, New York 14604

(i) through (m):

Each underwriter with respect to the proposed offering; the underwriter's directors; the underwriter's officers; the underwriter's general partners; and counsel to the underwriter:

In each case, not applicable.

Item 2. Application of Rule 262

(a) No person identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

Item 3. Affiliate Sales

Not applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) None.

(b) The Common Stock to be offered by the Issuer in its Share Owner Dividend Reinvestment and Stock Purchase Plan ("Plan") will be offered to the Issuer's existing shareholders who reside in the states of: California, Colorado, Connecticut, Delaware, Florida, Idaho, Illinois, Maryland, Massachusetts, Minnesota, New Jersey, New York, Ohio, Pennsylvania, Tennessee, Texas, and Virginia. The Plan and any shares of Common Stock purchased by the Issuer for such Plan are being offered to existing shareholders of the Issuer by delivery of the final Offering Circular by United States mail.

Item 5. Unregistered Securities Issued or Sold Within One Year

Not applicable.

Item 6. Other Present or Proposed Offerings

None.

Item 7. Marketing Arrangements

None; not applicable.

Item 8. Relationship With Issuer of Experts Named in Offering Statement

Not applicable.

Item 9. Use of a Solicitation of Interest Document

No; not applicable.

PART II
OFFERING CIRCULAR

OFFERING CIRCULAR

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

200,000 shares of Common Stock
$1.00 par value

TO THE COMMON SHAREHOLDERS OF STEUBEN TRUST CORPORATION:

We are pleased to provide you this Offering Circular describing the Steuben Trust Corporation ("STC" or the "Corporation") Share Owner Dividend Reinvestment and Stock Purchase Plan (the "Plan"). The Plan offers our shareholders who own the Corporation's Common Stock the opportunity to automatically reinvest any cash dividends on your Common Stock in the purchase of additional shares of Common Stock. No brokerage commissions, fees, or service charges will be paid by shareholders participating in the Plan for purchases of shares made under the Plan.

Dividends will be reinvested on a quarterly basis as paid. The Plan may purchase shares of Common Stock on the open market or from the Corporation for the accounts of participants in the Plan, as further described herein.

Shareholders may enroll in the Plan by completing the enclosed Authorization Form and returning it to American Stock Transfer & Trust Company, LLC, 59 Maiden Lane, New York, New York 10038, the Corporation's Agent for administering the Plan. Shareholders enrolled in the Plan will continue in the Plan until they notify American Stock Transfer and Trust Company in writing that they wish to withdraw from participation in the Plan.

If you do not wish to participate in the Plan, you do not need to take any action. You will continue to receive your cash dividends, if and when declared, by check.

Additional information about the Plan is provided in question-and-answer form in this Prospectus. Should any additional questions arise, please contact us.

Sincerely,

Brenda L. Copeland,
President and Chief Executive Officer

This Offering Circular relates to 200,000 shares of Common Stock, par value $1.00 per share, of the Corporation registered for sale under the Plan. Please retain this Offering Circular for future reference.

The date of commencement of this offering is March 4, 2011.

STEUBEN TRUST CORPORATION

One Steuben Square
Hornell, New York 14843-1699
(607) 324-5010

200,000 shares of Common Stock

All the shares of Common Stock offered hereby are being sold by Steuben Trust Corporation ("STC" or the "Corporation"). There is no public market for the Common Stock and it is unlikely that a public market will develop as a result of this Offering. The Corporation does not intend to list the Common Stock on any securities exchange or The NASDAQ Stock Market. The offering price will be determined as set forth in the Plan, a copy of which is attached hereto as Annex 1.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to the Corporation
Per Share	$ 26.00	$ -0-	$ 26.00
Total	$ 5,200,000	$ -0-	$ 5,200,000

The date of this Offering Circular is March 4, 2011

TABLE OF CONTENTS

SUMMARY

The Plan provides all holders of the Corporation's Common Stock the ability, on a quarterly basis, to automatically reinvest all or any portion of any cash dividends declared by the Corporation or to voluntarily invest certain additional cash payments into additional shares of Common Stock. This Offering Circular explains the potential risks to those investing funds through the Plan and provides detailed information with respect to the purpose, advantages, administration, participation, and costs associated with investing through the Plan. In addition, the Offering Circular gives detailed information with respect to making purchases under the Plan, and how and when an investor may withdraw from the Plan.

Finally, the Offering Circular gives detailed information with respect to the Corporation, its business, and competition. This information includes statistical, financial, and descriptive detail of the Corporation's lending activities, as well as the regulation and supervision of the Corporation by Federal and New York State authorities. The capitalization of the Corporation is also discussed, as well as its management.

To date, 169,112 shares of Common Stock have been sold in this offering under prior Offering Circulars, with an aggregate sales price of $3,096,664. This leaves 30,888 shares available under the Plan.

The following are summary financial statements for Steuben Trust Corporation and Subsidiaries:

Condensed Consolidated Statements of Condition

December 31, 2010 and 2009

		2010	2009
		(Dollars in Thousands)	
Assets			
Cash and Due From Banks	$	6,475	9,919
Int. bearing time deposits with other financial institutions		147	562
Loans, net		208,097	208,759
Investment Securities (AFS & HTM)		104,512	98,300
Premises & Equipment		6,389	6,745
Other Assets (AIR, Intangible Assets, BOLI, Other)		14,713	14,353
Total Assets	**$**	**340,333**	**338,638**
Liabilities			
Deposits (interest, non-interest)	$	281,313	268,474
Borrowings (FHLB Advances)		19,500	33,000
Subordinated Debentures		2,062	2,062
Accrued Interest Payable		219	292
Other Liabilities		3,498	3,015
Total Liabilities	$	306,592	306,843
Shareholders' Equity			
Common Stock	$	1,696	1,684
Additional Paid-In Capital		3,554	3,259
Non-controlling interest		314	314
Undivided Profits		29,694	27,160
Accumulated Other Comprehensive Income (Loss)		(209)	333
Treasury Stock		(1,308)	(955)
Total Shareholders' Equity		33,741	31,795
Total Liabilities and Shareholders' Equity	**$**	**340,333**	**338,638**

Condensed Consolidated Statements of Income

(Dollars in Thousands Except Per Share Data)

		Twelve Months Ending	
		12/31/10	**12/31/09**
Interest Income	$	16,337	17,580
Interest Expense		2,497	3,067
Net Interest Income		13,840	14,513
Provision for Loan Losses		165	528
Net Interest Income After Provision for Loan Losses		**13,675**	**13,985**
Other Operating Income		4,618	4,585
Operating Expenses		12,772	12,955
Income Before Income Tax		**5,521**	**5,615**
Income Tax		1,482	1,491
Net Income		4,039	4,124
Less: net inc. attributable to non-controlling interest		28	28
Net income available to common shareholders	**$**	**4,011**	4,096
Earnings Per Share	**$**	**2.44**	2.50

Other Financial Information	2010	2009
Return on Average Assets	1.13%	1.17%
Return on Average Equity	12.00%	13.88%
Dividend Payout Ratio	36.82%	33.79%

RISK FACTORS

PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION CONCERNING THE CORPORATION AND ITS BUSINESS CONTAINED IN THIS OFFERING CIRCULAR BEFORE PURCHASING THE SHARES OFFERED HEREBY.

THE CORPORATION MAY BE UNABLE TO PAY DIVIDENDS OR ITS ABILITY TO PAY DIVIDENDS MAY BE RESTRICTED.

The Corporation's ability to pay dividends to holders of its Common Stock is dependent on receipt of cash dividends from its wholly-owned subsidiary, Steuben Trust Company (the "Bank"). Federal regulations limit the amount of cash dividends which the Bank may pay to the Corporation and may restrict the amount of dividends payable by the Corporation. Failure to obtain sufficient funds from the Bank to make periodic dividend payments will adversely affect the Corporation's ability to pay dividends to the holders of the Common Stock. The Bank's ability to make dividend payments is subject to the Bank maintaining profitable operations. There can be no assurance that future earnings will support dividend payments to the Corporation.

The Board of Governors of the Federal Reserve System (the "Federal Reserve Board") has the power to prohibit the payment of dividends by a bank holding company if actions by such a company constitute an unsafe or unsound practice. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality, and overall financial condition. The Federal Reserve Board indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Federal Reserve Board policy also requires that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity. These policies could affect the ability of the Corporation to pay cash dividends.

Federal legislation also prohibits depository institutions insured by the Federal Deposit Insurance Corporation (the "FDIC"), such as the Bank, from paying dividends or making capital distributions that would cause the institution to fail to meet minimum capital requirements. In addition, under the New York Banking Law, the Bank may only pay dividends up to an amount equal to its net profits for the current year combined with its retained net profits of the preceding two years.

NO PUBLIC MARKET FOR STOCK; CORPORATION NOT REQUIRED TO FILE PERIODIC REPORTS WITH THE SEC

There is no public market for the Corporation's Common Stock offered hereby and there can be no assurance that any trading market will develop at any time in the future. Additionally, the

Common Stock offered hereby is offered pursuant to an exemption from the registration requirements under the Securities Act pursuant to SEC Regulation A. The Corporation is not and will not be required to file periodic reports with the SEC as a result of this Offering or otherwise be subject to the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or the rules of the SEC applicable to reporting companies. Such a reporting obligation would not arise unless and until the Corporation has 500 shareholders of record. In order to avoid the direct and indirect costs of being a reporting company, the Corporation intends to attempt to stay below 500 record shareholders.

SIGNIFICANT COMPETITION FROM BANKS AND OTHER FINANCIAL INSTITUTIONS OFFERING SIMILAR SERVICES

The Corporation faces significant competition from many banks, savings institutions, and other financial institutions, which have branch offices or otherwise operate in the Corporation's market area, as well as many other companies now offering a variety of financial services. Many of these competitors have substantially greater financial resources than the Corporation, including a larger capital base that allows them to attract customers seeking larger loans than the Bank is able to make.

LOCAL, NATIONAL, AND INTERNATIONAL ECONOMIC CONDITIONS AND GOVERNMENT MONETARY AND FISCAL POLICIES MAY ADVERSELY IMPACT PROFITABILITY

Commercial banking is affected, directly and indirectly, by local, domestic and international economic and political conditions, and by government monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, real estate values, international conflicts and other factors beyond the control of the Corporation and the Bank may adversely affect the potential profitability of the Corporation and the Bank. The Corporation is not immune from the effects of the current global economic downturn. Maintaining profitability may become increasingly challenging until these conditions improve.

FEDERAL AND STATE REGULATIONS COULD AFFECT THE CORPORATION AND THE BANK BY INCREASING COSTS OF OPERATIONS

The operations of the Corporation and the Bank are heavily regulated and will be affected by present and future legislation and by the policies established from time to time by various federal and state regulatory authorities. In particular, the monetary policies of the Federal Reserve Board have had a significant effect on the operating results of banks in the past and are expected to continue to do so in the future. In addition, the Corporation is regulated by the Federal Reserve Board under the federal Bank Holding Company Act of 1956 as amended, and the Bank is regulated both by the New York State Banking Department and by the FDIC. Congress has adopted new laws in response to the recent turmoil in the financial markets, and agencies of the Executive Branch are developing regulations to implement them. These may result in increased cost of operations for the Corporation. Increased regulation is highly likely and as a result the Bank's operations may be affected, and its costs of compliance may rise.

OPERATIONS OF THE CORPORATION AND THE BANK DEPEND IN LARGE PART ON EXISTING MANAGEMENT

The operations of the Corporation and the Bank to date have been largely dependent on existing management. The loss to the Corporation or the Bank of one or more of its existing executive officers could have a material adverse effect on the Corporation's business and results of operations.

MANAGEMENT, THROUGH A LARGE PERCENTAGE OF OWNERSHIP, COULD CONTROL CERTAIN SHAREHOLDER VOTES

As of December 31, 2010, Directors and officers of the Corporation and their affiliates owned, or had power to vote approximately 25.4% of the Corporation's outstanding shares of Common Stock. Management, by virtue of this concentration of stock ownership, may be able to control the election of the Corporation's Directors and to control the outcome of actions requiring shareholder approval.

CERTAIN PROVISIONS MAY DETER OR DISCOURAGE A CHANGE IN THE CONTROL OF THE CORPORATION

The Corporation's Certificate of Incorporation, Bylaws and the New York Business Corporation Law contain certain provisions which may have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for shares of Common Stock, a proxy contest for control of the Corporation, the assumption of control of the Corporation by a holder of a large block of Common Stock or removal of the Corporation's management.

TEN LARGEST SHAREHOLDERS MAY BE LIABLE FOR UNPAID WAGES AND SALARIES

New York Business Corporation Law Section 630 holds the ten largest shareholders of a New York corporation liable for any wages or salaries that an employee or laborer is unable to collect from the Corporation. Under Section 630, each of the ten largest shareholders of the Corporation could be personally liable for any wages or salaries earned for services provided to the Corporation for which the Corporation fails to make payment.

OUR ALLOWANCE FOR POSSIBLE LOAN LOSSES MAY BE INSUFFICIENT

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense. This reserve represents our best estimate of probable incurred losses within the existing portfolio of loans. The allowance, in our judgment, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects our ongoing evaluation of various factors, including growth of the portfolio, an analysis of individual credits, adverse situations that could affect a borrower's ability to repay, prior and current loss experience, the results of regulatory examinations, and current economic conditions. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors both within and outside our control, including the possible collapse or insolvency of major area employers as a result of the current recession, may require an increase in the allowance for loan losses. In addition, bank regulators periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for possible loan losses, we will need additional provisions to increase the allowance for possible loan losses. Any increases in the allowance for possible loan losses will result in a decrease in net income and possibly capital, and may have a material adverse effect on our financial condition and results of operations.

OUR INFORMATION SYSTEMS MAY EXPERIENCE AN INTERRUPTION OR BREACH IN SECURITY

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our general ledger, deposit, loan and other systems, including risks to data integrity. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

OUR RESULTS MAY BE AFFECTED BY THE SOUNDNESS OF OTHER FINANCIAL INSTITUTIONS

We engage in trading, clearing, counterparty, and other types of transactions with other financial services institutions. We regularly review our exposure to these other institutions. However, a default by one or more of these institutions could adversely affect our results from operations and financial condition.

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The provisions of the Plan are discussed in question-and-answer form below. Holders of shares of the Corporation's Common Stock that do not wish to participate in the Plan will continue to receive cash dividends, if and when declared, by check as in the past. Shareholders that wish to participate in the Plan will need to complete and submit an Authorization Form as discussed below. The Plan, a copy of which is attached as Annex 1 to this Offering Circular, is incorporated herein by reference. All recipients of this Offering Circular are urged to read the Plan in its entirety.

The Plan provides holders of the Corporation's Common Stock with a simple and convenient method of purchasing additional shares of Common Stock without fees of any kind. Any holder of record of shares of Common Stock is eligible to join the Plan.

Participants in the Plan may:

1. Reinvest dividends on all shares held by a participant.

2. Reinvest dividends on less than all of the shares (minimum of 10% of share balance) held by a participant and continue to receive cash dividends on the other shares.

3. Invest by making voluntary additional cash payments at any time in an amount not less than $50.00, but up to $2,500.00 per quarter, whether or not dividends are being reinvested, and provided the Plan participant does not reside in Pennsylvania.

Cash payments will be invested on the dividend payment date of each quarter after they are received. Shares purchased will also be entitled to subsequent dividends.

Purpose

(1) What is the purpose of the Plan?

The purpose of the Plan is to provide holders of record of the Corporation's Common Stock with a simple, convenient and inexpensive method of investing cash dividends and additional voluntary cash payments in the purchase of additional shares of Common Stock without payment of any brokerage commissions or service charges.

Advantages

(2) What are the advantages of the Plan?

Plan participants may purchase additional shares of Common Stock quarterly with reinvested cash dividends on all or less than all of the shares (minimum of 10% of share balance) of the Corporation's Common Stock, which they own. Except for Plan participants residing in Pennsylvania, participants also may elect to purchase additional shares of Common Stock quarterly with voluntary additional cash payments of a minimum of $50.00 per quarter, up to a maximum of $2,500.00 per quarter. No commissions or service charges are paid by participants in connection with purchases under the Plan. Full investment of funds is possible under the Plan because the Plan permits fractions of shares, as well as full shares, to be credited to a participant's account. In addition, dividends in respect of such fractions, as well as full shares, will be credited to a participant's account. Dividends on the shares in the participant's account are automatically reinvested in the purchase of additional shares of Common Stock. Participants are assured of safekeeping of shares credited to their accounts under the Plan. Regular statements of account provide simplified record keeping. The participant's equity in the Corporation will increase with each dividend payment thereby generating additional dividend income to be invested.

Administration

(3) Who administers the Plan for participants?

American Stock Transfer & Trust Company, LLC (the "Agent"), 59 Maiden Lane, New York, New York, will administer the Plan for participants, including all record keeping, sending statements of account to participants and performing other duties relating to the Plan. Shares of Common Stock purchased under the Plan will be held by and registered in the name of the Agent or its nominee as agent for the participants in the Plan.

Participation

(4) How does a shareholder participate?

A holder of record of shares of Common Stock may join the Plan by signing the Authorization Form, a copy of which is enclosed with this Offering Circular as Annex 2, and returning it to American Stock Transfer & Trust Company, LLC, 59 Maiden Lane, New York, New York 10038. An Authorization Form and return envelope may be obtained at any time by calling 1-800-937-5449. Written requests for Authorization Forms and return envelopes should be mailed to the Agent. All holders of record of shares of Common Stock are eligible to participate in the Plan. If a shareholder's shares are held in the name of a broker or nominee, the ownership of the number of shares that the shareholder wishes to have participate in the Plan must first be transferred into the shareholder's name in order to participate in the Plan. (To effect such a transfer, a shareholder should contact his/her/its broker or nominee.)

(5) When may a shareholder join the Plan?

A holder of record of shares of Common Stock may join the Plan at any time. An optional cash payment may be made at any time, including when joining the Plan, by enclosing a check or money order with an Authorization Form.

The Authorization Form must be received by the Agent no later than five business days prior to a record date for a dividend in order to reinvest that dividend through the Plan. With respect to any Authorization Form received after such date, the reinvestment of dividends through the Plan will begin with the next succeeding dividend.

(6) What does the Authorization Form provide?

The Authorization Form provides for the purchase of additional shares of Common Stock through the following investment options:

1. Reinvest dividends paid on all shares held by a participant.

2. Reinvest dividends paid on less than all of the shares held by a participant and continue to receive cash dividends on the other shares.

3. Invest by making voluntary additional cash payments at any time of not less than $50.00 per quarter and not exceeding $2,500.00 per quarter, whether or not dividends are being reinvested.

Cash dividends on shares credited to a participant's account under the Plan are automatically reinvested in the purchase of additional shares of Common Stock.

(7) How may a participant change options under the Plan?

A participant may change his/her/its investment option at any time by signing a new Authorization Form and returning it to the Agent. Any change in option with respect to reinvestment of dividends must be received by the Agent at least five business days prior to the record date for the next succeeding dividend to allow sufficient time for processing. A participant also must submit an appropriately completed form at any time that a participant desires to make additional voluntary purchases of shares of Common Stock under the Plan.

Costs

(8) Are there any expenses to participants in connection with purchases under the Plan?

No. All brokerage commissions or service charges will be paid by the Corporation for open market or negotiated purchases of shares. No brokerage fees or service charges will be charged for purchases of shares under the Plan directly from the Corporation. All costs of administration of the Plan are paid by the Corporation.

Purchases

(9) What will be the price of shares of Common Stock purchased under the Plan?

If original issue or treasury shares are purchased under the Plan directly from the Corporation, the per share price of the shares so purchased will be the then-current price per share of the Corporation's Common Stock, as determined by a committee appointed by the Corporation's Board of Directors or the Board of Directors itself (the "Committee"). This Committee determines what, in its best judgment, the Committee believes to be the fair market value of a share of the Corporation's Common Stock from time to time. The Committee may determine such fair market value from any reasonable criteria it elects to use, such as recent sales of shares of Common Stock in the marketplace of which it is aware, the fair market value and recent sales of shares of comparable institutions, an independent firm that values the Common Stock, other measures such as return on equity, return on assets and book value, and any other reasonable criteria the Committee determines. Only the shares that may be sold by the Corporation to the Plan are the subject of this Offering Circular, and the Corporation will only receive the proceeds from the sales of any such shares.

If shares are purchased under the Plan in the market, such purchases will be made at prevailing market prices and the price to each participant's Plan account will be based on the average price of all shares so purchased. The Corporation will not receive the proceeds from any such purchases.

If shares are purchased under the Plan in privately negotiated transactions, such purchases will be made at prices not exceeding the then-fair market value of the Corporation's Common Stock as determined by the Committee, and the price to each participant's account will be based on the average price of all shares so purchased.

As of the date of this Offering Circular, the current fair market value of the Corporation's Common stock is $26.00 per share, as determined by the Committee. From time to time the Committee may determine a new fair market value for the Corporation's Common Stock. Plan participants will be so notified by a supplement to this Offering Circular.

(10) How many shares of Common Stock will be purchased for participants?

The number of shares to be purchased for a participant depends on the amount of a participant's dividends and the prevailing market price or fair market value, as applicable, of the Common Stock on the relevant purchase date. As soon as possible following each dividend payment date, each participant's Plan account will be credited with that number of shares, including fractional shares computed to three decimal places, equal to the amounts to be invested for a participant divided by the applicable purchase price.

(11) When will purchases of shares under the Plan be made?

On each dividend payment date, the cash dividends payable on all shares held in a participant's Plan account, together with any voluntary additional cash payments that have been received from a participant at least five business days prior to the record date for such dividend, will be applied by the Agent to the purchase of additional shares of Common Stock. Cash dividends on all shares of Common Stock purchased for each participant's Plan account will automatically be reinvested in additional shares of Common Stock.

(12) How will shares be purchased?

The Agent will use funds from cash dividends and voluntary additional cash payments to acquire shares of Common Stock under the Plan in any of four ways, as directed by the Corporation: (1) purchase newly issued shares directly from the Corporation; (2) purchase Treasury shares directly from the Corporation; (3) purchase outstanding shares in the market; (4) purchase shares in negotiated transactions. The Agent may also use any combination of these methods, as directed by the Corporation. If the Corporation sells newly issued and/or Treasury shares under the Plan, participants will become owners of such shares as of the dividend payment date. To the extent shares are purchased in the open market and/or in negotiated transactions, such shares will usually be purchased within ten business days following a dividend payment date, subject to the availability of shares in the market and to any regulatory restrictions on such purchases to which the Corporation may be subject. Plan participants will become owners of shares purchased for their accounts upon settlement of open market or privately negotiated purchases.

The Corporation will make every effort to reinvest all dividends promptly after receipt. No interest will be paid on dividends or on voluntary additional cash payments pending investment of such funds. To the extent that any dividends and/or any voluntary additional cash payments cannot be reinvested in shares of Common Stock within 45 days following a dividend payment date, then the Corporation reserves the right to distribute the uninvested dividends to the participants and to return any voluntary additional cash payments received.

Voluntary Additional Cash Payments

(13) How are voluntary additional cash payments made?

Except for Plan participants residing in Pennsylvania (see Page 42 of the Offering Circular), voluntary additional cash payments may be made at any time and the amount each time may be varied. A voluntary additional cash payment may be made when enrolling by enclosing a check or money order with an Authorization Form. Payments may not be less than $50.00 per quarter and cannot exceed $2,500.00 per quarter. The Agent will send a receipt for each voluntary additional cash payment together with a statement for use in making the next such payment. Note that purchases of shares with voluntary additional cash payments will only be made quarterly as well, and that no interest will be paid on such voluntary cash payments received pending the investment of such funds. Accordingly, it is suggested that shareholders desiring to make voluntary additional cash purchases of shares under the Plan submit such payments together with an appropriately completed form to the Agent toward the end of a quarter.

Withdrawal From Participation

(14) How does a participant withdraw from the Plan?

In order to withdraw from the Plan, a participant must send a written request to the Agent. When a participant withdraws from the Plan, certificates for whole shares credited to the participant's account under the Plan will be issued and a cash payment will be made for any fraction of a share, based upon the most recent average per share purchase price of Common Stock made under the Plan prior to the effective date of the withdrawal multiplied by the fractional interest.

(15) When may a participant withdraw from the Plan?

A participant may withdraw from the Plan at any time. To be effective for a given dividend payment date, the withdrawal notice must be received by the Agent at least five business days prior to the record date for that dividend. Any notice of withdrawal received less than five business days prior to a dividend record date will not be effective until dividends paid for that record date have been reinvested and the shares credited to the participant's Plan account.

(16) Can a participant re-enter the Plan after withdrawing?

Yes, by following the procedure for initial enrollment (see Question 4).

Other Information

(17) Will certificates automatically be issued for shares of Common Stock purchased under the Plan?

No. Unless requested by a participant, certificates for shares of Common Stock purchased under the Plan will not be issued. All shares purchased will be held by the Agent as nominee of and for the benefit of Plan participants. The number of shares purchased for each participant's Plan account will be shown on a statement of account that each participant will receive at least quarterly from the Agent. (This feature also protects against loss, theft or destruction of stock certificates.)

Certificates for any number of full shares credited to a participant's Plan account will be issued without charge upon written request. Such shares remain eligible to participate in the Plan, and if a participant remains in the Plan, any remaining full shares and fractional interests in the participant's Plan account will continue to participate in the Plan as well.

The noncertificated shares credited to a participant's Plan account cannot be pledged as collateral for a loan or other obligation of a participant. A participant that wishes to pledge such shares must request that certificates for such shares be issued in his/her/its name. Certificates representing fractional interests will not be issued under any circumstances.

(18) What happens when a participant who is reinvesting the cash dividends on shares registered in the participant's name sells or transfers a portion of such shares?

If a participant who is reinvesting the cash dividends on shares of Common Stock registered in his/her/its name disposes of a portion of such shares with respect to which he/she/it is participating in the Plan, the Agent will continue to reinvest the dividends on the remainder of such shares that are participating in the Plan.

(19) What happens when a participant sells or transfers all of the shares registered in the participant's name?

If a participant disposes of all shares of Common Stock registered in his/her/its name, the Agent will continue to reinvest the dividends on any remaining shares credited to the participant's Plan account unless the participant also withdraws those shares held in his/her/its Plan account as well.

(20) How may a participant transfer shares held in the participant's Plan account?

A Plan participant that wishes to transfer shares held in his/her/its Plan account must first withdraw those shares from the Plan. Upon the receipt of the certificate(s) representing such shares, the participant may then transfer those shares as the participant would any other securities.

(21) If the Corporation has a rights offering, how will a participant's entitlement be computed?

A participant's entitlement in a rights offering will be based on the participant's total holdings -- just as the participant's dividend is computed each quarter. Rights certificates will be issued for the number of whole shares only, however, and rights based on a fraction of a share held in a participant's Plan account will be sold for the participant's account and the net proceeds will be treated as an optional cash payment.

(22) What happens if the Corporation issues a stock dividend or declares a stock split?

Any shares of Common Stock distributed as a result of a stock dividend or stock split by the Corporation on shares credited to the account of a participant under the Plan will be added to the participant's Plan account. Stock dividends or split shares distributed on shares registered in the name of the participant will be mailed directly to the shareholder in the same manner as to shareholders who are not participating in the Plan.

(23) How will a participant's Plan shares be voted at meetings of shareholders?

All shares of Common Stock credited to a participant's Plan account will be voted as the participant directs. If on the record date for a meeting of shareholders there are shares credited to a participant's Plan account, the participant will be sent the proxy material for that meeting. If the participant returns an executed proxy card in a timely fashion, it will be voted in accordance with the instructions so received with respect to all shares credited to the participant's Plan account. All such shares may also be voted in person at any meeting of shareholders. If the participant does not execute and return a proxy card in a timely fashion and does not attend the meeting and vote such shares in person, such shares will not be voted at that meeting.

(24) What are the federal income tax consequences of participation in the Plan?

The Corporation has not received a ruling from the Internal Revenue Service concerning the federal income tax consequences of participating in the Plan. Participants are urged to consult their own tax advisers before joining the plan. However, a general discussion of certain tax consequences follows:

(a) A participant in the Plan will be treated for federal income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value on the dividend payment date of the shares of Common Stock credited to the participant's Plan account. To the extent that dividends paid by the Corporation to its shareholders are treated as made from the Corporation's earnings and profits, those dividends are taxed in accordance with the provisions of the Internal Revenue Code for federal income tax purposes. The Corporation has sufficient earnings and profits such that participants can expect that the full amount of any dividends paid will be currently taxable to Plan participants.

(b) The tax basis of shares purchased with reinvested dividends will equal the average price at which all shares were acquired with respect to a specific dividend payment. Likewise, for each quarterly purchase of shares made with voluntary additional cash payments, the tax basis of such shares will equal the average price at which all such shares were acquired.

(c) A participant's holding period for shares acquired pursuant to the Plan both with reinvested dividends and voluntary additional cash payments will begin on the day following the purchase of such shares.

(d) A participant will not realize any taxable income when the participant receives certificates for whole shares credited to the participant's account, either upon the participant's request for certain of those shares or upon withdrawal from or termination of the Plan.

(e) A participant will realize long term or short-term gain or loss when shares are sold or exchanged, depending upon whether the shares have been held for more than one year at the time of disposition. In the case of a fractional share, when the participant receives a cash adjustment for a fraction of a share credited to the participant's account upon withdrawal from or termination of the Plan, the amount of such gain or loss will be the difference between the amount which the participant receives for the shares or fraction of a share and the tax basis therefor.

(25) What are the responsibilities of the Corporation and the Agent under the Plan?

The Agent receives the participant's dividend payments and voluntary additional cash payments, if any, invests such amounts in additional shares of the Corporation's Common Stock, maintains continuing records of each participant's account, and advises participants as to all transactions in and the status of their accounts. The Agent acts as agent for the participants.

As soon as practical after each purchase for the account of a Plan participant, each participant will receive a statement of account from the Agent showing: the total number of shares held in the participant's Plan account; the amount of dividends received on the shares held in the participant's Plan account; the amount invested on the participant's behalf, including any voluntary additional cash payments received; the number of shares purchased; the price per share; and the acquisition date of such shares. Additionally, each participant will continue to receive copies of the Corporation's annual and other periodic reports to shareholders, proxy statements, and information for income tax reporting purposes.

The Corporation reserves the right to interpret and regulate the Plan as necessary or desirable in connection with the administration of the Plan. In administering the Plan, neither the Corporation nor the Agent will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon such participant's death prior to receipt of notice in writing of such death, nor shall they have any duties, responsibilities or liabilities except as expressly set forth in the Plan.

Participants must recognize that neither the Corporation nor the Agent can provide any assurance that shares of Common Stock purchased under the Plan will, at any particular time, be worth more or less than their purchase price.

(26) May the Plan be changed or discontinued?

While the Corporation currently expects to continue the Plan indefinitely, it reserves the right to suspend, modify, or terminate the Plan at any time. All participants will receive notice of any such suspension, modification, or termination. All notices from the Agent or the Corporation to a participant will be addressed to the participant's last address of record with the Agent. The mailing of a notice to a participant's last address of record will satisfy the Plan requirement of giving notice to such participant. Therefore, participants must promptly notify the Agent in writing of any change of address.

(27) To whom do I write for additional information concerning the Plan?

The Plan is administered by the Agent, and all correspondence should be directed to:

American Stock Transfer & Trust Company, LLC
Attention: Dividend Reinvestment Department
59 Maiden Lane
New York, New York 10038
1-800-937-5449

INFORMATION REGARDING THE CORPORATION

GENERAL

The Corporation is a bank holding company incorporated under the New York Business Corporation Law on February 5, 1990 and headquartered in Hornell, New York. It is the sole shareholder of Steuben Trust Company (the "Bank"), a New York chartered commercial bank that commenced operations in 1902. The Bank's deposits are insured by the FDIC. The Bank is not a member of the Federal Reserve System.

The Corporation also has a subsidiary trust, Steuben Statutory Trust II (see **Subordinated Debentures** on page 28). The Corporation is exploring opportunities in other financial services.

The Bank is a locally managed and community oriented commercial bank which provides loans, both residential and commercial, and other traditional financial services to customers consisting principally of individuals and small to medium-sized businesses. The Bank attracts deposits from the general public, business and government entities through its offices and uses these funds and other available sources of funds to originate loans. The Bank seeks to provide personal attention and professional financial assistance to customers. The Bank's philosophy includes providing friendly, informed and courteous service, local and timely decision making, flexible and reasonable operating procedures, and consistently applied credit policies.

The Bank's primary market area is Steuben, Allegany and Livingston counties located in Western New York State. The combined population of these three counties was approximately 214,000 based on 2000 census data. The City of Hornell, where the administrative headquarters are located, has a population of approximately 10,000. The Bank's extended market area includes the counties of Wyoming, Monroe and Cattaraugus in New York, and Potter and Tioga in Pennsylvania.

On February 20, 2009, the Corporation, through its Bank subsidiary, acquired Canisteo Savings & Loan Association (Canisteo) of Canisteo, New York, a banking institution with approximately $6.9 million in assets. Canisteo operated as a mutual thrift entity prior to acquisition. The Company's results of operations include the results of Canisteo subsequent to the acquisition date.

The Bank's market area has not to date been significantly affected by the deteriorating economic conditions affecting other parts of New York and the country. However, if local conditions worsen, the quality of our loan portfolio may be adversely affected.

As of December 31, 2010, the Bank had a total of approximately 125 full-time equivalent employees.

Lending Activities

General

At December 31, 2010, the Bank's net loan portfolio totaled $208.1 million representing approximately 61.1% of its $340.3 million of total assets at that date. The principal categories of loans in the Bank's portfolio are commercial loans, residential mortgage loans, and consumer loans.

Commercial Loans

The Bank originates secured and unsecured loans for commercial, corporate, agricultural, and business purposes. At December 31, 2010, $105.1 million, or 49.9% of the Bank's total loan portfolio consisted of commercial loans. The Bank's commercial loans consist primarily of loans secured by real estate, equipment, machinery and other assets. Commercial loans are also made to provide working capital to businesses in the form of lines of credit which may be secured by real estate, accounts receivable, inventory, equipment, or other assets. The Bank had approximately $1.5 million of vehicle dealership floor plan loans to finance retail inventory outstanding at December 31, 2010, versus $1.0 million at December 31, 2009. The financial condition and cash flow of commercial borrowers are monitored by the submission of quarterly, semi-annual and annual corporate financial statements, personal financial statements, and tax returns. The frequency of required financial information depends on the size and complexity of the credit and the collateral which secures the loan.

The Bank does not have any concentrations of loans exceeding 10% of loans to borrowers engaged in similar activities which would cause them to be similarly affected by economic or other conditions.

Residential Mortgage Loans

The Bank originates adjustable and fixed-rate residential mortgage loans and home equity loans to its retail customers. The Bank has historically been a portfolio lender. The Bank originates loans both for sale to the secondary market, and to hold in its portfolio. During 2010, the Bank originated and sold $8.3 million of residential mortgage loans in the secondary market. At December 31, 2010, $82.8 million, or 39.3% of the Bank's total loan portfolio consisted of one to four family residential mortgage loans and home equity loans. Virtually all of such loans are secured by property located in the Bank's immediate market area.

Pursuant to underwriting guidelines adopted by the Board of Directors, the Bank will lend up to 80% of the appraised value of the property securing a single-family residential mortgage loan. Loans up to 95% of appraised value may be granted to borrowers who obtain private mortgage insurance.

Home equity loans, which are fixed rate term loans, are originated by the Bank for up to 80% of appraised value, less the amount of any existing prior liens on the property. The Bank also offers home equity lines of credit (typically variable rate open-end loans) in amounts up to 80% of appraised value, less the amount of any existing prior liens. Home equity loans generally have a maximum term of fifteen years. The Bank secures these loans and lines with first or second mortgages. If the Bank has the first mortgage, the home equity loan can be up to 90% of appraised value.

The Bank requires either title insurance or an attorney's opinion letter insuring the priority of the mortgage lien, as well as fire and extended coverage casualty insurance in order to protect the property securing its residential and other mortgage loans. The properties securing all of the Bank's residential mortgage loans are appraised by appraisers approved by the Board of Directors.

Consumer Loans

The Bank offers a full range of consumer loans in order to meet demand for such financial services from its customers and because such loans typically have shorter terms and higher interest rates than commercial or residential mortgage loans. Consumer loans are made on both a direct and indirect basis and may be secured or unsecured and include motor vehicle loans, personal loans, overdraft protection, recreational vehicle and mobile home loans.

The Bank's underwriting guidelines for such loans generally require that a borrower have been in his or her present job for a minimum of two years. A credit report is obtained on each borrower. The borrower's total debt to income ratio should not exceed 40%. Loans secured by motor vehicles may require a 10% down payment. However, the ability of the borrower to repay is the primary consideration. At December 31, 2010, $22.6 million, or 10.8% of the Bank's total loans, consisted of consumer loans.

Composition

The following table sets forth the Bank's loans by major categories as of the dates indicated:

	At December 31, 2010	At December 31, 2009
	(Dollars in Thousands)	
Consumer:		
Installment	$ 22,566	30,245
Residential Mortgages (includes home equity loans):	82,338	87,331
Commercial:		
Business	103,650	92,182
Floor plans	1,492	997
Total commercial	105,142	93,179
Total loans, gross	210,046	210,755
Net unearned loan origination fees and costs	501	539
Total loans	210,547	211,294
Allowance for loan losses	(2,450)	(2,535)
Net Loans	$ 208,097	208,759

Credit Quality

The Bank's written lending policies require underwriting, loan documentation, and credit analysis standards to be met prior to funding any loan. Lending authorities for the Bank's officers are established by the Bank's Board of Directors consistent with the knowledge, training, experience, and lending record of each officer. Loan decisions for credits in excess of $750,000 are made by the Bank's Board of Directors, or a Loan Committee comprised largely of Directors. After the loan has been approved and funded, continued periodic review is required. Due to the secured nature of residential mortgage loans and the smaller balances of individual installment loans, sampling techniques are used on a continuing basis for credit reviews of these loan types. The Bank has a policy of discontinuing accrual of interest income at the end of the month in which a loan becomes 90 days past due for either principal or interest, except for those residential mortgages where no loss of principal and/or interest is anticipated. If circumstances warrant, accrual of interest may be discontinued prior to 90 days. If a loss of loan principal is anticipated, any payments received on that non-accrual loan is credited to principal until full recovery of past due payments has been recognized. The loan is not restored to accrual status until the customer demonstrates the ability to service the loan over its remaining life in accordance with the underlying note agreement. Loans are charged off in whole or in part upon a determination that a loss will occur. The Bank considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect all amounts of principal and interest under the original terms of the agreement. Accordingly, the Bank measures certain impaired commercial loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Bank collectively evaluates large groups of small balance, homogeneous loans which include commercial loans less than $150,000, all residential mortgages, automobile, and other consumer loans. Non-accrual and delinquent loans are reviewed on a monthly basis to determine potential losses from impairment. The following table sets forth information concerning loan delinquency and other non-performing assets.

	At December 31,	
	2010	**2009**
	(Dollars in Thousands)	
Loans accruing, but past due 30 to 89 days	$ 1,584	1,392
Loans accruing, but past due 90 days and over	79	50
Total non-accrual loans	1,493	1,665
Other real estate owned, net of valuation allowance	1,247	713
Total non-performing assets	$ 2,819	2,428
Non-accrual loans as a percentage of total loans, net of unearned loan premiums and fees	0.71%	0.79%
Non-performing assets as a percentage of total assets	0.83%	0.72%

Non-performing assets are comprised of (i) loans accruing, but past due 90 days and over, (ii) non-accrual loans, and (iii) other real estate owned ("OREO").

At December 31, 2010, the Bank had $956,000 in loans that were considered impaired and had an allocation allowance for probable losses, compared to $624,000 at December 31, 2009. Impairment applies to loans that are identified for evaluation on an individual basis. Loans are considered impaired when, based on current information and events, it is probable that the creditor will be unable to collect all interest and principal payments due according to the contractual terms of the loan agreement. The impairment allowance associated with these loans at December 31, 2010, was $230,000, compared to $88,000 at December 31, 2009. There were no loans considered impaired that required no allocated reserve at December 31, 2010, compared to $497,000 at December 31, 2009. At December 31, 2010, and December 31, 2009, non-accrual loans were 0.71% and 0.79% respectively, of total loans, while non-performing assets were 0.83% and 0.77%, respectively, of total assets. At both December 31, 2010, and December 31, 2009, there were no loans not classified as impaired or non-performing that were classified as potential problem loans. Potential problem loans are loans which management has serious doubts as to the borrowers' ability to comply with the present repayment terms and loans which management is actively monitoring due to changes in the borrowers' financial condition. Impaired loans, non-performing loans, and potential problem loans have been considered in management's analysis of the adequacy of the allowance for loan losses.

For the year ended December 31, 2010, $63,000 of interest income would have been earned under the original terms on those loans classified as non-accrual of December 31, 2010, had they been current in accordance with their original terms and had been outstanding throughout the period or since origination.

At December 31, 2010, there were no other interest-bearing assets that would be classified as impaired, non-performing, or potential problem loans if such assets were loans. Other interest-bearing assets include investment securities, federal funds sold, and interest-bearing balances with other banks.

Real estate acquired by the bank as a result of foreclosure and/or deed in lieu of foreclosure is classified as OREO until it is sold. Write-downs from cost to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur. As of December 31, 2010, the Bank had $1,371,000 in OREO. The valuation allowance as of December 31, 2010, was $124,000.

Allowance for Loan Losses

Management makes a continuing determination as to an appropriate provision from earnings to maintain an allowance for loan losses that is adequate for probable losses in the loan portfolio. In making the determination, management utilizes a loan loss reserve analysis format which considers several factors including: loans criticized internally and/or externally by regulators and/or the Bank's independent loan review firm, delinquent loans to include the amount and trends in delinquencies, projected future losses based upon historical data for loans which are currently performing as agreed, growth in the various segments of the Bank's loan portfolio, analytical review of loan charge-off experience, other relevant historical and peer statistical ratios, and management's judgment with respect to local and general economic conditions and their impact on the existing loan portfolio.

The Bank has no credit exposure to foreign countries or foreign borrowers, or to "highly leveraged transactions," as defined by the Federal Reserve Board.

Although the Bank uses its best judgment in underwriting each loan, industry experience indicates that a portion of the Bank's loans nevertheless will become delinquent. Regardless of the underwriting criteria utilized by banks, losses may be experienced as a result of many factors beyond their control including, among other things, changes in market conditions affecting the value of collateral and unrelated problems affecting the repayment capacity of the borrower.

The following table sets forth year-end balances and changes in the allowance for loan losses and certain ratios for the years ended December 31, 2010, and 2009.

	At or For the Year Ended December 31,	
	2010	2009
	(Dollars in Thousands)	
Average loans outstanding	$ 208,775	207,021
Balance at beginning of year	$ 2,535	2,400
Charge-offs:		
Commercial	(141)	(150)
Real estate-mortgage	(17)	----
Consumer	(213)	(338)
Total charge-offs	(371)	(488)
Recoveries:		
Commercial	32	9
Real estate-mortgage	----	---
Consumer	89	86
Total recoveries	121	95
Net charge-offs	(250)	(393)
Provision for loan losses	165	528
Balance at end of year	$ 2,450	2,535
As a percent of average loans:		
Net charge-offs	0.12%	0.19%
Provision for loan losses	0.08%	0.26%
Allowance for loan losses	1.17%	1.22%
Allowance as a percentage of each of the following:		
Total loans, net of unearned loan premiums and fees	1.16%	1.20%
Total non-accrual and delinquent loans 90 days and over and still accruing	155.85%	147.81%
Total non-accrual loans	164.10%	152.25%

The Bank's management is unable to determine in what loan category future charge-offs and recoveries may occur. However, the following schedule sets forth the allocation of the allowance for loan losses among various categories. The allocation is based upon historical experience. The entire allowance for loan losses is available for probable incurred losses which may occur in any loan category.

	At December 31,			
	2010		2009	
	Amount	Percent of Loans in Each Category to Loans	Amount	Percent of Loans in Each Category to Loans
	(Dollars in Thousands)			
Allocation of allowance for loan losses:				
Commercial	$ 1,379	50%	1,284	44%
Mortgage	61	39%	61	42%
Consumer	337	11%	461	14%
Unallocated	673	n/a	723	n/a
Total	$ 2,450	100%	2,535	100%

Securities Portfolio

The Bank maintains a securities portfolio for the secondary application of funds as well as a source of liquidity. The Bank classifies its securities as either "available for sale" or "held to maturity," and does not hold any securities considered to be trading. Held to maturity securities are those securities that the Bank has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale.

Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as accumulated other comprehensive income (loss) as a separate component of shareholders' equity. Transfers of securities between categories are recorded at fair value at the date of transfer. The unrealized holding gains or losses included in the separate component of equity for securities transferred from available for sale to held to maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security. A decline in the fair value of any available for sale or held to maturity security below cost, deemed other than temporary, is charged to earnings resulting in the establishment of a new cost basis for the security.

The following table sets forth the amortized cost and fair value of securities as of December 31, 2010, and 2009.

Available-for-sale		At December 31, 2010 Amortized Cost	2010 Fair Value	2009 Amortized Cost	2009 Fair Value
		(Dollars in Thousands)			
Debt Securities:					
U.S. Agency Securities	$	26,308	26,964	25,883	26,432
MBS		33,719	34,680	30,218	31,650
Corporate Bonds		---	---	1,001	1,059
State & Municipal		37,604	38,431	36,431	37,681
Total Securities	$	97,631	100,075	93,533	96,822

Held-to-maturity		At December 31, 2010 Amortized Cost	2010 Fair Value	2009 Amortized Cost	2009 Fair Value
		(Dollars in Thousands)			
Debt Securities:					
State & Municipal	$	4,437	4,551	1,478	1,583
Total Securities	$	4,437	4,551	1,478	1,583

As of December 31, 2010, 25.8% of the Bank's securities portfolio was held in U.S. Government Sponsored Agency ("U.S. Agency") Securities, 33.2% was held in U.S. Agency mortgage-backed securities ("MBS") and 41.0% was held in municipal securities. All securities held in the MBS portfolio are issued by or collateralized by U.S. Agencies and backed by residential loans. The total carrying value of securities increased from $98.3 million at December 31, 2009, to $104.5 million at December 31, 2010, due to growth in deposits. At December 31, 2010, securities having a fair value of $88.0 million were pledged as collateral for public funds and other purposes as required or permitted by law. According to the following tables, 35.0% of the debt securities in the portfolio have contractual maturities within five years. Debt securities are shown at their stated maturity dates for the purposes of this table.

Available-for-sale		At December 31, 2010 Within 1 Year	After 1 Year But Within 5 Years	After 5 Years But Within 10 Years	After 10 Years	Total
		(Dollars in Thousands)				
Amortized Cost:						
U.S. Agency Securities	$	1,006	16,273	7,006	2,023	26,308
MBS		142	991	7,554	25,032	33,719
State & Municipal		1,246	11,791	16,598	7,969	37,604
Total debt securities at amortized cost	$	2,394	29,055	31,158	35,024	97,631

Available-for-sale	Within 1 Year	After 1 Year But Within 5 Years	After 5 Years But Within 10 Years	After 10 Years	Total
	At December 31, 2010 (Dollars in Thousands)				
Fair Value:					
U.S. Agency Securities	$ 1,026	16,634	7,169	2,135	26,964
MBS	146	1,026	7,847	25,661	34,680
State & Municipal	1,259	12,268	16,984	7,920	38,431
Total debt securities at fair value	$ 2,431	29,928	32,000	35,716	100,075
Weighted average interest rate of debt securities	4.18%	2.85%	3.66%	3.75%	3.54%

Held-to-maturity	Within 1 Year	After 1 Year But Within 5 Years	After 5 Years But Within 10 Years	After 10 Years	Total
	At December 31, 2010 (Dollars in Thousands)				
Amortized Cost:					
State & Municipal	3,144	1,059	234	----	4,437
Total debt securities at amortized cost	$ 3,144	1,059	234	----	4,437
Fair Value:					
State & Municipal	3,136	1,131	284	----	4,551
Total debt securities at fair value	$ 3,136	1,131	284	----	4,551
Weighted average interest rate of debt securities	2.20%	4.27%	5.75%	----	2.88%

Deposits

The following table sets forth the breakdown of deposits as of December 31, 2010, and 2009. The Bank's total deposits increased to $281.3 million at December 31, 2010, from $268.5 million at December 31, 2009. The change was spread throughout the categories listed below.

	At December 31,	
	2010	2009
	(Dollars in Thousands)	
Non-interest bearing	$ 65,257	58,359
Interest bearing NOW and Money Market	69,876	66,365
Savings	46,758	44,208
Time deposits	99,422	99,542
Total deposits	$ 281,313	268,474

Included in time deposits are certificates of deposit of $100,000 and brokered deposits. Brokered deposits amounted to $2,284,000 at December 31, 2010, compared to $1,631,000 at December 31, 2009. The following table breaks out these higher balance accounts and also the maturities of the categories. Of the Bank's certificates of deposit of $100,000 or more at December 31, 2010, $14.5 million are from local public entities (such as counties, school districts, villages). These deposits are considered a stable source of funding for the Bank.

	Certificates $100,000 or more at December 31,		Certificates less than $100,000 at December 31,	
	2010	2009	2010	2009
	(Dollars in Thousands)			
Maturing or Repricing in:				
3 months or less	$ 19,066	21,323	14,788	13,316
3 - 12 months	11,451	12,305	25,487	31,179
Over 12 months	10,126	3,954	18,504	17,465
Total	$ 40,643	37,582	58,779	61,960

Borrowings

The Bank has the ability to borrow money from the Federal Home Loan Bank of New York (the "FHLB"). This source of funds is used as a liquidity tool for the Bank. At December 31, 2010, the Bank had $19.5 million in borrowings from the FHLB, compared to $33.0 million at December 31, 2009. The following is a tabulation of outstanding advances from the FHLB as of December 31, 2010 (in thousands):

Maturity Date	Amount	Weighted Average Interest Rate
	(Dollars in Thousands)	
January 2011	5,000	1.12%
July 2011	1,000	5.61%
August 2011	2,000	4.24%
January 2012	1,000	1.47%
August 2012	1,000	4.45%
September 2012	2,000	4.45%
January 2013	1,000	2.12%
August 2013	2,000	4.62%
January 2014	1,000	2.67%
August 2014	2,000	3.66%
February 2015	1,500	3.80%
Total	$ 19,500	3.16%

Subordinated Debentures

On July 16, 2007, Steuben Statutory Trust II, a trust formed by the Company, completed a pooled private offering of $2,000,000 of trust preferred securities. The Company issued $2,062,000 of subordinated debentures to the trust in exchange for ownership of all common security of the trust and the proceeds of the preferred securities sold by the trust. The trust is not consolidated with the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $62,000 and included in Other Assets.

The Company may redeem the subordinated debentures in whole or in part, in a principal amount with integral multiples of $1, on or after September 15, 2012 at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures are also redeemable in whole or in part from time to time, upon occurrence of specific events defined within the trust indenture. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures have a fixed interest rate of 6.56% until September 15, 2012. If not redeemed at that time, the subordinated debentures have a variable rate of interest equal to the three month London Interbank Offered Rate (LIBOR) plus 1.55%

Interest Rate Risk Management

Asset/liability management involves managing the extent to which interest-sensitive assets and interest-sensitive liabilities are matched. The Bank typically defines interest-sensitive assets and liabilities as those that reprice within one year or less. Maintaining an appropriate match is a method of avoiding wide fluctuations in net interest margin during periods of changing interest rates.

The difference between interest-sensitive assets and interest-sensitive liabilities is known as the "interest sensitivity gap" ("GAP"). A positive GAP occurs when interest-sensitive assets exceed interest-sensitive liabilities repricing in the same time periods, and a negative GAP occurs when interest-sensitive liabilities exceed interest-sensitive assets repricing in the same time period. A negative GAP ratio suggests that a financial institution may be better positioned to take advantage of declining interest rates rather than increasing interest rates, and a positive GAP ratio suggests the converse.

The Bank attempts to manage its assets and liabilities in a manner that stabilizes net interest income and net economic value over a broad range of interest rate environments. Adjustments to the mix of assets and liabilities are made periodically in an effort to give the Bank dependable and steady growth in net interest income regardless of the behavior of general interest rates in the economy. The following table presents a summary of the Bank's interest rate sensitivity at December 31, 2010.

Interest Rate Sensitivity at December 31, 2010
(Dollars in Thousands)

	One year or less	Over 1 year through 5 years	Over 5 years	Total
		(Dollars in Thousands)		
Interest-earning assets: (1)				
Loans (2)	$ 104,949	83,865	19,739	208,553
Securities	21,706	48,268	34,538	104,512
Interest-bearing deposits	51	---	96	147
Total	$ 126,706	132,133	54,373	313,212
Interest-bearing liabilities:				
Interest-bearing deposits (3)	$ 187,426	28,630	----	216,056
Borrowings	8,000	11,500	----	19,500
Trust Preferred Securities	----	2,062	----	2,062
Total	$ 195,426	42,192	----	237,618
Interest rate sensitivity gap:				
Interval	$ (68,720)	89,941	54,373	75,594
Cumulative	$ (68,720)	21,221	75,594	N/A
Ratio of cumulative gap to total rate sensitive assets	(21.94)%	6.78%	24.14%	N/A

(1) Adjustable and floating-rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate assets are included in the periods in which they are anticipated to be paid based on amortization schedules and prepayment histories.

(2) Balances have been reduced for non-accruing loans, which amounted to $1,493,000, at December 31, 2010.

(3) The Company's negotiable order of withdrawal ("NOW") accounts, passbook savings accounts and money market deposit accounts are generally subject to immediate withdrawal and are included in the "one year or less" category.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rate on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Average Balances and Yields

The following table presents the total dollar amount of interest income from average interest-earning assets and the resulting rates, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Net interest margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. All average balances are daily average balances. Nonaccrual loans are included in average loan balances. The average balance of investment securities is presented at fair value for available for sale securities, and amortized cost for held-to-maturity securities.

	Year Ended December 31,					
	2010			2009		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
			(Dollars In Thousands)			
Interest-Earning Assets:						
Loans	$ 208,775	12,456	5.97%	207,021	12,995	6.28%
Investment Securities	107,876	3,869	3.59%	109,269	4,552	4.17%
Other	1,256	12	0.96%	3,471	33	0.95%
Total Interest-Earning Assets	$ 317,907	16,337	5.14%	319,761	17,580	5.50%
Non-earning Assets	36,311			31,329		
Total Assets	$ 354,218			351,090		
Interest-Bearing Liabilities:						
NOW, MMA and Savings Deposits	$ 123,784	83	0.07%	120,890	169	0.14%
Time Deposits	104,704	1,536	1.47%	113,325	1,952	1.72%
Borrowings	23,179	743	3.21%	21,992	811	3.69%
Trust Preferred Securities	2,062	135	6.56%	2,062	135	6.56%
Total Interest-Bearing Liabilities	$ 253,729	2,497	0.99%	258,269	3,067	1.19%
Non-Interest Bearing Deposits	63,342			58,686		
Other Non-Interest Bearing Liabilities	3,729			4,615		
Shareholders' Equity	33,418			29,520		
Total Liabilities and Shareholders' Equity	$ 354,218			351,090		
Net Interest Income		13,840	4.15%		14,513	4.31%
Net Yield on Interest Earning Assets			4.35%			4.54%
Average Interest-Earning Assets to Average Interest-Bearing Liabilities	125.29%			123.81%		

Rate/Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Bank's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (change in volume multiplied by prior year rate), (2) changes in rate (change in rate multiplied by prior year volume) and (3) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

		Years Ended December 31					
		2010 vs. 2009			2009 vs. 2008		
		Increase (Decrease) Due To		Total Increase	Increase (Decrease) Due To		Total Increase
		Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
		(Dollars in Thousands)					
Interest-Earning Assets:							
Fed Funds and Interest Bearing Deposits	$	(21)	----	(21)	(59)	(56)	(115)
U.S. Agencies/MBS		(97)	(561)	(658)	115	(222)	(107)
State & Municipal		50	(50)	----	176	(79)	97
Other Stocks and Bonds		(32)	7	(25)	11	(17)	(6)
Total Investments and Fed Funds	$	(100)	(604)	(704)	243	(374)	(131)
Commercial Loans	$	613	(357)	256	308	(827)	(519)
Mortgage Loans		(378)	(114)	(492)	259	(114)	145
Consumer Loans (incl. H/E Lines)		(216)	(87)	(303)	240	(344)	(104)
Total Loans		19	(558)	(539)	807	(1,285)	(478)
Total Interest-Earning Assets	$	(81)	(1,162)	(1,243)	1,050	(1,659)	(609)
Interest-Bearing Liabilities:							
NOW, MMA and Savings Accounts	$	4	(90)	(86)	41	(299)	(258)
Time Deposits		(141)	(275)	(416)	82	(1,395)	(1,313)
Total Deposits	$	(137)	(365)	(502)	123	(1,694)	(1,571)
FHLB Advances		42	(110)	(68)	136	(126)	10
Subordinated Debentures		---	---	---	---	----	----
Total Borrowings		42	(110)	(68)	136	(126)	10
Total Interest-Bearing Liabilities	$	(95)	(475)	(570)	259	(1,820)	(1,561)
Increase (Decrease) in Net Interest Income	$	14	(687)	(673)	791	161	952

The references under this heading to various aspects of supervision and regulation are brief summaries which do not purport to be complete. However, to the knowledge of the Corporation's management the summaries provide all material disclosure with respect to such supervision and regulations.

The Bank is chartered under the Banking Law of New York State and, as such, is examined and supervised by the New York Banking Board and Superintendent of Banks. The Bank's deposits are insured by the FDIC to the extent provided in the Federal Deposit Insurance Act. The Bank has elected not to be a state member bank of the Federal Reserve System. Therefore, as a "state non-member bank," the FDIC is the federal agency responsible for regulation of the Bank, and the Bank is subject to examination and supervision by the FDIC.

As a New York State chartered "non-member bank," the Bank is subject to numerous New York State and federal laws regulating, among other things, the Bank's conduct of its banking business (including loans, deposits and trust business), the capitalization and liquidity of the Bank, the opening and closing of branch offices, the issuance of Bank securities, and the Bank's engagement in activities closely related to banking.

The Corporation is a bank holding company within the meaning of the federal Bank Holding Company Act, and thus it is subject to the provisions of that Act. This requires the Corporation to be registered as a bank holding company with the Federal Reserve Board, which in turn requires it to file periodic and annual reports and other information concerning its own business operations and those of its subsidiaries with the Federal Reserve Board. Generally, the Corporation is subject to the Federal Reserve Board's ongoing supervision and examination.

In addition, under the Bank Holding Company Act, a bank holding company must obtain Federal Reserve Board approval before it acquires, directly or indirectly, ownership or control of any voting shares of a second or subsequent bank if, after such acquisition, it would own or control more than 5% of such shares, unless it already owns or controls a majority of such shares. Federal Reserve Board approval must also be obtained before a bank holding company acquires all or substantially all of the assets of another bank or merges or consolidates with another bank holding company. Furthermore, any acquisition by a bank holding company of more than 5% of the voting shares, or of all or substantially all of the assets, of a bank located in another state may not be approved by the Federal Reserve Board unless the laws of that second state specifically authorize such an acquisition.

The Bank Holding Company Act also prohibits a bank holding company, with certain limited exceptions, from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank, or from engaging in any activities other than those of banking or of managing or controlling banks or furnishing services to or performing services for its subsidiaries. The principal exception to these prohibitions involves certain specified activities which may be engaged in by the Corporation and its subsidiaries, including those activities which the Federal Reserve Board may find, by order or regulation, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

A bank holding company may not, without providing 45-days prior notice to the Federal Reserve Board, purchase or redeem its own stock if the gross consideration to be paid therefor, when added to the net consideration paid by the Corporation for all purchases or redemptions by the Corporation of its equity securities within the preceding twelve months, will equal 10% or more of the Corporation's consolidated net worth.

The Federal Reserve Board possesses cease and desist powers over bank holding companies and their non-bank subsidiaries if their actions represent an unsafe or unsound practice or a violation of law.

In addition, the Corporation is required under the New York State Banking Law to obtain the prior approval of the New York State Banking Board by a three-fifths vote of all the members thereof before the Corporation obtains, directly or indirectly, ownership or control of (including the power to vote) more than 10% of the voting stock of a second banking institution located in New York State.

In 1999, Congress passed the Gramm-Leach-Bliley Act. This law enables affiliations among banks, securities firms and insurance companies that would allow bank holding companies to offer their customers a broad range of non-banking services that are, however, financial in nature, such as securities underwriting, insurance, and merchant and investment banking. In order to engage in these activities, a bank holding company must qualify with the Federal Reserve Board as a "financial holding company". The Corporation has qualified with the Federal Reserve as a financial holding company.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act") was signed into law on July 21, 2010. The Act contains numerous and wide-ranging reforms to the structure and operation of the U.S. financial system. Among other things, the Act imposed more stringent capital requirements on bank holding companies. It also created the Bureau of Consumer Protection, a new financial consumer protection agency, and established limitations on debit card interchange fees. The Corporation is currently evaluating the potential impact of the Act on its business, financial condition and operations. Management expects that some provisions of the Act may have adverse effects on the Corporation.

PROPERTIES

As of December 31, 2010, the Bank has a branch office network of thirteen offices. Of this total, the Bank owns ten of such properties, including that in which its main office is located in Hornell, New York. The remaining branch locations are leased.

USE OF PROCEEDS

The net proceeds from the sale of any shares of Common Stock by the Corporation to the Plan will be used for the Corporation's general corporate purposes, including investments in, extensions of credit or advances to, the Bank.

DESCRIPTION OF CAPITAL STOCK

The Corporation is authorized to issue up to 500,000 shares of Series A Preferred Stock, par value $10.00 per share, and up to 5,000,000 shares of Common Stock, par value $1.00 per share.

As of December 31, 2010, 1,696,011 shares of Common Stock were issued, and the Corporation had 421 shareholders of record. As of December 31, 2010, the Corporation held 58,724 shares of its Common Stock in treasury.

Common Stock

As of December 31, 2010, 1,696,011 shares of the Corporation's Common Stock were issued, and 3,303,989 shares of Common Stock currently remain available for issuance at the discretion of the Board of Directors. These shares may be issued for such purposes as financings, acquisitions, stock dividends, stock splits, employee incentive plans, dividend reinvestment plans and other similar purposes. However, these additional shares may also be used by the Board of Directors (if consistent with its fiduciary responsibilities) to deter future attempts to gain control over the Corporation.

Voting Rights. Each share of Common Stock is entitled to one vote on each matter submitted to a vote of the Corporation's Common shareholders. Such shareholders do not have cumulative voting rights with respect to any matters to be voted upon, including the election of Directors.

Dividends. Under the New York Business Corporation Law, dividends are payable out of surplus only, and may be declared and paid by the Corporation except when the Corporation currently is insolvent or would thereby be made insolvent. In addition, under the New York Banking Law, the Bank may only pay dividends to the Corporation up to an amount equal to its net profits for that year combined with its retained net profits of the preceding two years. At December 31, 2010, the Bank's dividend paying ability was $6,829,000.

The Corporation paid cash dividends of $0.900 per share during the year ended December 31, 2010, versus $0.845 per share during the year ended December 31, 2009. In the past, dividends have been paid on the Corporation's Common Stock on a quarterly basis, and the usual quarterly dividend payment dates have been in February, May, August and November each year.

The Corporation paid a cash dividend of $0.235 per share on February 1, 2011.

Liquidation Rights. In the event of liquidation, holders of the Corporation's Common Stock will be entitled to receive, pro rata, any corporate assets remaining for distribution after all other corporate debts and obligations are satisfied.

Preemptive Rights. Holders of the Corporation's Common Stock do not have any preemptive rights with respect to any additional issuances by the Corporation of its capital stock or other securities.

Provisions for Corporate Defense. The Corporation's Certificate of Incorporation contains several provisions designed to assure continuity of management and to discourage sudden changes in control of the Board of Directors. For example, it states that the affirmative vote of 75% of the entire Board of Directors or 75% of the Common Shares entitled to vote is required either (1) to amend the provisions in the Bylaws regulating the number and qualifications of Directors and any restrictions on Directors, or (2) remove a Director without cause.

Further, under the New York Business Corporation Law, and in the absence of any additional requirements imposed by a corporation's certificate of incorporation, mergers, consolidations and most other business combinations must be approved by two-thirds of the outstanding voting common shares. Thus, a bidder could acquire two-thirds of the outstanding common stock through any combination of private purchase, open market purchase or tender offer, and then complete the acquisition by a business combination such as a merger, sale of assets or other transaction and force out the remaining shareholders. However, the Corporation's Certificate of Incorporation requires the affirmative vote of either (a) 80% of the entire Board of Directors and 66 2/3% of the outstanding Common Shares entitled to vote, or (b) 75% of the outstanding Common Shares entitled to vote in favor of either (i) any merger or consolidation of the Corporation or any subsidiary under the terms of which the Common Shareholders of the Corporation shall, after the transaction, own less than 75% of the resulting entity, or (ii) the sale of all or substantially all of the assets of the Corporation or any subsidiary.

In addition, the Corporation's Certificate of Incorporation requires any "Business Combination," as defined in the Certificate, with a "Major Stockholder," also therein defined, to be approved either (1) by the Board of Directors prior to the Major Stockholder involved in the Business Combination becoming a Major Stockholder, or (2) by unanimous approval of the Board of Directors prior to the Major Stockholder becoming such, as well as approval by a majority of the "Continuing Directors," as defined in the Certificate of Incorporation, of the Business Combination, or (3) by 75% of the total number of Continuing Directors, as defined, or (4) by 75% of the outstanding Common Stock of the Corporation as well as 75% of the outstanding Common Stock owned by persons other than any Major Stockholder.

Notwithstanding the requirements described in the preceding paragraph, the Corporation's Certificate of Incorporation provides that no Business Combination with a Major Stockholder may be approved unless the fair market value of the consideration received by the Corporation's Common Shareholders is not less than the highest per share price paid by the Major Stockholder for the Corporation's stock during the two years preceding the announcement of the proposed Business Combination.

For the purpose of the regulation of Business Combinations in the Corporation's Certificate of Incorporation, the term "Business Combination" is defined to include any merger or consolidation with, or sale of assets to, directly or indirectly, a Major Stockholder or an affiliate or associate of a Major Stockholder; the term "Major Stockholder" is defined to include any person which, together with its affiliates and associates, is the beneficial owner of 10% or more of the outstanding shares of voting stock of the Corporation; and the term "Continuing Directors" is defined to include members of the Board of Directors prior to the time that a Major Stockholder becomes a Major Stockholder.

The Certificate of Incorporation authorizes the Directors of the Corporation, in taking any action (including actions on Business Combinations), to consider, without limitation, both the long term and the short term interests of the Corporation and its shareholders, employees, customers, creditors and the communities in which it operates.

While the Corporation believes that the provisions described above will best serve the interests of its shareholders, the provisions could also discourage takeover attempts, which some shareholders might deem to be in their interest, and may tend to perpetuate existing management.

Other Matters. American Stock Transfer & Trust Company, LLC, New York, New York, is the Corporation's transfer agent. The shares of the Corporation's Common Stock do not have any redemption or conversion provisions applicable thereto and under New York Business Corporation Law Section 630, during any time in which the shares of the Corporation's Common Stock are not listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national or an affiliated securities association, the ten largest common shareholders of the Corporation will jointly and severally be personally liable for all debts, wages and salaries due and owing to any of the Corporation's laborers, servants or employees (other than contractors) for services performed by them for the Corporation. Except as indicated above, no holders of the Corporation's Common Stock will be personally liable for the debts of the Corporation solely by virtue of their ownership or control of shares of Common Stock.

DIRECTORS AND EXECUTIVE OFFICERS

The Directors and executive officers of the Corporation and key officers of the Bank as of March 4, 2011, are as follows:

Name	Age	Current Position (s) with Corporation (or Bank)	Director Since	Principal Occupation During Past Five Years and/or Position(s) Held with the Corporation (or Bank)
Robert U. Blades, Jr.	63	Director	1985	1982 – 2010 President of A.L. Blades and Sons, Inc. (bridge and road contractor) 2010 – Present - President of Blades Holding Company, Inc.
Brenda L. Copeland	59	President, Chief Executive Officer and Director	2003	2003 - Present - President & CEO of Steuben Trust Corporation and Steuben Trust Company
Michael E. Davidson	55	Director	2008	2003 – Present - President A. Davidson & Bros. Inc. Furniture Dealer
Charles M. Edmondson	69	Director	2005	2000 – Present - President, Alfred University
Jack R. Emrick	56	Senior Vice President and Retail Bank Manager	N/A	1992 – Present - Senior Vice President and Retail Bank Manager-Steuben Trust Company
Stoner E. Horey	65	Director	1992	2003 - 2008 Director of Geriatrics and Extended Care at Bath VA Medical Center 2008 – 2011 Hospitalist, The Exigence Group 2011 – Present - Physician
Sue A. Lacy	55	Senior Vice President and Human Resources Manager	N/A	1988 – Present - Human Resources Manager Steuben Trust Company
L. Victor Myers	63	Director	2011	2005 – 2010 SVP & Commercial & Agricultural Loan Officer Steuben Trust Company 2011 – Present – Retired
James P. Nicoloff	56	Executive Vice President and Chief Financial Officer	N/A	1992 – Present - Executive Vice President and Chief Financial Officer-Steuben Trust Corporation and Steuben Trust Company
Charles D. Oliver	68	Director	1992	Presently is, and has been for the past 5 years, Partner and General Manager, Charles F. Oliver & Son (farm machinery dealer)
Amber R. Phelps	44	Senior Vice President and Manager of Information Technology Department	N/A	1995 – 2004- Assistant Vice President & Information Systems Officer-Steuben Trust Company 2004 – 2006 Vice President & Information Systems Officer-Steuben Trust Company 2006 – Present - Senior Vice President & Manager Of Information Technology Department-Steuben Trust Company
Kenneth D. Philbrick	73	Director	1975	2003 – Present- Retired President & CEO of Steuben Trust Corporation and Steuben Trust Company

Name	Age	Current Position (s) with Corporation (or Bank)	Director Since	Principal Occupation During Past Five Years and/or Position(s) Held with the Corporation (or Bank)
Theresa B. Sedlock	62	Executive Vice President and Chief Risk Officer	N/A	1995 – 2004 Regulatory Compliance and CRA Officer – Bank of Castile 2004–2007 Collateral Control Mgr. – Five Star Bank 2007 – 2010 Executive Vice President and Lending Division Manager-Steuben Trust Company 2010 – Present - Executive Vice President and Chief Risk Officer, Steuben Trust Company
David A. Shults	67	Chairman of the Board and Director	1971	Presently is, and has been for the past 5 years, Partner, Shults & Shults, Attorneys; General Counsel to Bank
Eric Shults	69	Director	1974	Presently is, and has been for the past 5 years, Partner, Shults & Shults, Attorneys; General Counsel to Bank
Sherry C. Walton	58	Director	1999	Retired – Community Volunteer
Natalie M. Willoughby	56	Senior Vice President and Manager of Trust & Financial Services Department	N/A	2002 – 2005 Vice President & Relationship Manager – The Private Bank of Bank of America, Rochester, NY 08/2005 – 06/2006 Vice President and Manager of Trust & Financial Services Department-Steuben Trust Company 6/2006 – Present - Senior Vice President and Manager of Trust & Financial Services Department-Steuben Trust Company
Gregory J. Wood	51	Senior Vice President Commercial Loan Manager	N/A	2005-2009 VP Commercial Lending, Bank of Castile 2010 – Present - Senior Vice President Commercial Lending, Steuben Trust Company

Each of the officers of the Corporation and of the Bank serves at the discretion of its respective Board of Directors. All Directors hold office for a one-year term until the next annual meeting of shareholders and until their successors are elected and have been qualified.

COMPENSATION OF DIRECTORS AND OFFICERS

Compensation of Directors

All Directors of the Corporation are also directors of the Bank. During 2010, the Bank held 12 Board meetings and 33 Committee meetings. Beginning in April 2009, directors received $550.00 for each joint Board meeting attended and $300.00 for each Committee meeting attended. Prior to that, committee fees were $275.00, and audit committee fees were $325.00. Directors also receive a $4,000.00 retainer fee ($5,700.00 for the board chairman, $5,200.00 for the audit committee chair, and $4,500.00 for Loan and Trust committee chairs, and an additional $200 for the chairs of the Executive, Salary & Personnel and Scholarship committees) if they attend at least 60% of the Board meetings.

Executive Compensation

The following table sets forth the aggregate annual remuneration that was paid for the year ending December 31, 2010, for each of the five highest paid persons who were then officers of the Corporation or the Bank:

Name of Individual	Capacities in Which Remuneration Received	Aggregate Remuneration
Brenda L. Copeland	President, Chief Executive Officer and Director	$518,000
James P. Nicoloff	Executive Vice President, Treasurer and Chief Financial Officer	$181,000
L. Victor Myers	Senior Vice President and Commercial and Agricultural Loan Officer of Steuben Trust Company	$137,000
Theresa B. Sedlock	Executive Vice President and Chief Risk Officer of Steuben Trust Company	$134,000
Hans R. Kunze	Senior Vice President and Commercial Loan Officer and Farm Department Manager of Steuben Trust Company	$128,000

Under the Executive Deferred Compensation Agreement (Deferral Agreement) with the Corporation, any officer with a title of senior vice president or above is eligible to participate in the plan and have a portion of their annual compensation deferred. Such deferral amounts are placed in an interest-bearing account and will be repaid to the participants in accordance with the terms of their Deferral Agreement.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

The following table sets forth information concerning the number of shares of Common Stock beneficially owned, directly or indirectly, as of December 31, 2010, by (i) each of the five highest paid persons who were then officers and/or Directors of the Corporation, (ii) all executive officers and Directors of the Corporation as a group, and (iii) each shareholder that owns more than 10% of the Corporation's Common Stock.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned (1)	Percent of Class
Brenda L. Copeland (2) One Steuben Square Hornell, New York 14843	6,482.787	*
James P. Nicoloff One Steuben Square Hornell, New York 14843	1,500.000	*
L. Victor Myers One Steuben Square Hornell, New York 14843	409.805	*
David A. Shults (3) 9 Seneca Street Hornell, New York 14843	259,296.469	15.8
All Directors and Executive Officers as a Group (18 persons, including those named above)	416,170.231	25.4

* Indicates less than 1% of the Corporation's issued and outstanding shares of Common Stock.

(1) The securities "beneficially owned" by an individual have been determined in accordance with the definitions of "beneficial ownership," "affiliate" and "associate" as set forth in SEC Rules 13d-3 and 12b-2 under the Exchange Act and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities as to which the individual has or shares voting or investment power or has the right to acquire beneficial ownership within sixty days after December 31, 2010. Beneficial ownership may be disclaimed as to certain of the securities.

(2) Includes 6,034.138 shares owned directly by Ms. Copeland, and 448.649 shares owned by Ms. Copeland's spouse over which she has voting control as the holder of a power-of-attorney.

(3) Includes (i) 79,739.329 shares owned by Mr. D. Shults directly, (ii) 21,136.325 shares owned by Mr. D. Shults' spouse, (iii) 133,158.864 shares owned by members of Mr. D. Shults' family over which he has voting control as a fiduciary or the holder of a power-of-attorney, (iv) 8,627.559 shares owned by David A. Shults Trust, Barbara L.S. Finch, Trustee and (v) 16,634.392 shares owned by Elizabeth B. Shults Trust, Barbara L.S. Finch, Trustee

CERTAIN TRANSACTIONS

No consideration, monetary or otherwise (including any formal or informal agreement relating to the payment of compensation in any form) has been given or offered to any shareholder, officer or Director of the Corporation or the Bank, or to any member of the immediate family of any of such persons, in connection with the shares offered hereby.

The Corporation's officers and Directors and members of their immediate families and businesses in which these individuals may hold controlling interests are customers of the Bank and it is anticipated that such parties will continue to be Bank customers in the future. Credit transactions with these parties are subject to review by the Bank's Board of Directors and/or a Committee thereof. All outstanding loans and extensions of credit by the Bank to these parties were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than the normal risk of noncollectibility or present other unfavorable features.

LITIGATION

The Corporation is involved in legal proceedings in the normal course of business, none of which are expected to have a material adverse impact on the financial condition or results of the operations of the Corporation.

AVAILABLE INFORMATION

The Corporation's principal executive offices are located at One Steuben Square, Hornell, New York, telephone (607) 324-5010.

The Corporation has filed with the Securities and Exchange Commission ("SEC") a Form 1-A Regulation A Offering Statement under the Securities Act of 1933, as amended (the "Securities Act") relating to the shares of Common Stock offered hereby ("Offering Statement"). This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto, certain portions of which have been omitted pursuant to the rules and regulations of the SEC.

The Offering Statement may be inspected and copied at prescribed rates at the public reference room maintained by the SEC at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. Copies of this material may also be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, NW, Washington, D.C. 20549.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE BUSINESS AFFAIRS OF THE CORPORATION SINCE THE DATE OF THIS OFFERING CIRCULAR. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE CORPORATION CONCERNING THIS OFFERING AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

NOTICE TO RESIDENTS OF PENNSYLVANIA

STEUBEN TRUST CORPORATION ("CORPORATION") COMMON SHAREHOLDERS WHO ARE RESIDENTS OF PENNSYLVANIA ARE WELCOME TO ENROLL AND PARTICIPATE IN THE CORPORATION'S DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN ("PLAN"). THE CORPORATION IS CLAIMING AN EXEMPTION FROM REGISTRATION IN PENNSYLVANIA UNDER SECTION 203(n) OF THE PENNSYLVANIA SECURITIES ACT OF 1972. HOWEVER, TO COMPLY WITH THE REGULATIONS OF THE PENNSYLVANIA SECURITIES COMMISSION, PENNSYLVANIA RESIDENTS WHO PARTICIPATE IN THE PLAN ARE NOT PERMITTED TO MAKE VOLUNTARY ADDITIONAL CASH PURCHASES OF THE CORPORATION'S COMMON SHARES UNDER THE PLAN.

EXPERTS

The consolidated financial statements of Steuben Trust Corporation and subsidiaries as of December 31, 2010, and 2009, and for the years then ended have been included herein in the Form 1-A Offering Statement in reliance upon the report of Crowe Horwath LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The validity of the shares of Common Stock being offered hereby will be passed upon for the Corporation by Underberg & Kessler LLP, Rochester, New York.

INDEPENDENT AUDITORS' REPORT



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Steuben Trust Corporation
Hornell, New York

We have audited the accompanying consolidated statements of condition of Steuben Trust Corporation as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Steuben Trust Corporation as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
February 8, 2011

Consolidated Statements of Financial Condition
December 31, 2010 and 2009
(In thousands, except share amounts)

	2010	2009
ASSETS		
Cash and due from banks	$ 6,475	9,919
Interest bearing time deposits in other financial institutions	147	562
Securities available-for-sale	100,075	96,822
Securities held-to-maturity (fair value $4,551 in 2010 and $1,583 in 2009)	4,437	1,478
Loans, net of allowance of $2,450 in 2010 and $2,535 in 2009	208,097	208,759
Premises and equipment, net	6,389	6,745
Accrued interest receivable	1,366	1,532
Intangible assets, net	116	124
Bank owned life insurance	7,986	7,705
Other assets	5,245	4,992
TOTAL ASSETS	**$ 340,333**	**338,638**
LIABILITIES		
Deposits		
Non-interest bearing	$ 65,257	58,359
Interest bearing	216,056	210,115
Total deposits	**281,313**	**268,474**
Subordinated debentures	2,062	2,062
Advances from Federal Home Loan Bank	19,500	33,000
Accrued interest payable	219	292
Other liabilities	3,498	3,015
Total liabilities	**306,592**	**306,843**
SHAREHOLDERS' EQUITY		
Common stock - $1 par value; 5,000,000 shares authorized, 1,696,011 shares issued in 2010, 1,684,209 shares issued in 2009	$ 1,696	1,684
Additional paid-in capital	3,554	3,259
Non-controlling interest	314	314
Undivided profits	29,694	27,160
Accumulated other comprehensive income (loss)	(209)	333
Treasury stock, at cost, 58,724 shares in 2010, 44,201 shares in 2009	(1,308)	(955)
Total Shareholders' Equity	**33,741**	**31,795**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 340,333**	**338,638**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
December 31, 2010 and 2009
(In thousands, except share amounts)

	2010	2009
INTEREST INCOME		
Loans	$ 12,456	12,995
Securities	3,869	4,552
Federal funds sold and other	12	33
Total interest income	**16,337**	**17,580**
INTEREST EXPENSE		
Savings and time deposits	1,619	2,121
Federal Home Loan Bank advances	743	811
Subordinated debentures	135	135
Total interest expense	**2,497**	**3,067**
Net interest income	13,840	14,513
Provision for loan losses	165	528
Net interest income after provision for loan losses	**13,675**	**13,985**
OTHER INCOME		
Service charges	2,395	2,605
Trust income	803	769
Gain on sale of investments and other assets	553	405
Other	867	806
Total other income	**4,618**	**4,585**
OPERATING EXPENSES		
Salaries and employee benefits	7,821	7,573
Occupancy	797	759
Depreciation and amortization	520	577
Marketing and public relations	165	163
Office supplies, printing, postage and courier	422	458
Professional fees	188	163
Furniture and equipment maintenance	540	548
Other operating	2,319	2,714
Total operating expenses	**12,772**	**12,955**
Income before income taxes	5,521	5,615
INCOME TAXES	1,482	1,491
NET INCOME	**$ 4,039**	**4,124**
Less: net income attributable to non-controlling interest	28	28
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	**$ 4,011**	**4,096**
EARNINGS PER SHARE	**$ 2.44**	**2.50**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income
Years Ended December 31, 2010 and 2009
(In thousands, except share data and per share amounts)

	Common Stock	Additional Paid-in Capital	Non-Controlling Interest	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
BALANCE, DECEMBER 31, 2008	**$ 1,673**	**2,388**	**314**	**24,448**	**(312)**	**(704)**	**27,807**
Comprehensive income:							
Net income	-	-	28	4,096	-	-	4,124
Change in unrealized gain on securities available for sale, net of tax	-	-	-	-	201	-	201
Change in pension plan funding status, net of tax	-	-	-	-	444	-	444
Total comprehensive income							4,769
Acquisition of Mutual Thrift	-	600	-	-	-	-	600
Cash dividends paid:							
$0.845 per Common share	-	-	(28)	(1,384)	-	-	(1,412)
Treasury shares purchased:							
15,432 Common shares	-	-	-	-	-	(303)	(303)
Stock sold:							
14,112 Common shares	11	271	-	-	-	52	334
BALANCE, DECEMBER 31, 2009	**$ 1,684**	**3,259**	**314**	**27,160**	**333**	**(955)**	**31,795**
Comprehensive income:							
Net income	-	-	28	4,011	-	-	4,039
Change in unrealized gain on securities available for sale, net of tax	-	-	-	-	(518)	-	(518)
Change in pension plan funding status, net of tax	-	-	-	-	(24)	-	(24)
Total comprehensive income							3,497
Cash dividends paid:							
$0.90 per Common share	-	-	(28)	(1,477)	-	-	(1,505)
Treasury shares purchased:							
19,106 Common shares	-	-	-	-	-	(441)	(441)
Stock sold:							
16,385 Common shares	12	295	-	-	-	88	395
BALANCE, DECEMBER 31, 2010	**$ 1,696**	**3,554**	**314**	**29,694**	**(209)**	**(1,308)**	**33,741**

Changes in unrealized gains/(losses) on securities available for sale (net of taxes):	**2010**	**2009**
Holding gains/(losses) arising during period	$ (332)	280
Less: reclassification adjustment for realized gains included in net income	186	79
Change in unrealized gains/(losses) on securities available for sale, net of tax of $327,000 and $126,000 at December 31, 2010 and 2009 respectively	$ (518)	201

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Years Ended December 31, 2010 and 2009
(In thousands)

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 4,039	4,124
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	531	600
Provision for loan losses	165	528
Subsequent write down of other real estate	8	98
Gain on sale of securities	(303)	(131)
Amortization/accretion on securities available for sale	372	303
Gain on sale of loans held for sale	(250)	(274)
Loss on sale of other real estate	7	14
Deferred income tax benefit	33	40
Net principal disbursed on loans held for sale	(8,307)	(9,994)
Proceeds from sale of loans held for sale	8,557	10,268
Change in:		
Accrued interest receivable	166	51
Other assets	234	(866)
Accrued interest payable	(73)	(262)
Other liabilities	444	(194)
Net cash provided by operating activities	**5,623**	**4,305**
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sales of securities available for sale	11,084	7,203
Proceeds from maturities of securities available for sale	29,248	17,592
Principal payments on securities available for sale	11,123	13,861
Purchases of securities available for sale	(55,622)	(23,421)
Purchases of securities held to maturity	(5,198)	(2,458)
Principal payments on securities held to maturity	2,239	980
Proceeds from maturities of interest bearing time deposits with other financial institutions	415	814
Net (increase)/decrease in loans	(285)	(8,995)
Proceeds from sale of other real estate	233	1,578
Capital expenditures	(92)	(53)
Purchase of bank owned life insurance	-	(435)
Net cash used in investing activities	**(6,855)**	**6,666**
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase/(decrease) in deposits	12,839	(16,720)
Repayment of Federal Home Loan Bank advances	(17,500)	(25,500)
Proceeds from Federal Home Loan Bank advances	4,000	35,000
Cash received in acquisition	-	802
Common stock issued, dividend reinvestment plan	284	282
Treasury stock sold	111	52
Treasury stock purchased	(441)	(303)
Dividends paid	(1,505)	(1,412)
Net cash provided by financing activities	**(2,212)**	**(7,799)**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(3,444)**	**3,172**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**9,919**	**6,747**
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 6,475**	**9,919**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	**2010**	**2009**
Cash paid during the year for:		
Interest	$ 2,570	3,306
Income taxes	1,520	838
Non-cash investing activities:		
Transfer from loans to Other Real Estate Owned	782	430
Fair value of assets acquired in Acquisition	-	6,068
Fair value of liabilities acquired in Acquisition	-	6,334
Acquisition of mutual thrift	-	600

See accompanying notes to consolidated financial statements.

1. ORGANIZATION

Steuben Trust Corporation (the Company) is both a bank holding company and a financial holding company subject to regulation by certain federal and state agencies, including the Federal Deposit Insurance Corporation. The Company, through its bank subsidiary, Steuben Trust Company (the Bank), provides financial services to individuals and businesses primarily in Steuben, Allegany, Livingston and Monroe counties in New York State. The Company also has an investment in a subsidiary trust, Steuben Statutory Trust II that is not consolidated (note 15).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America. The following is a description of the significant accounting policies followed by the Company.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, Steuben Trust Company. All material intercompany accounts and transactions have been eliminated in consolidation.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through February 8, 2011, which is the date the financial statements were available to be issued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The allowance for loan losses, fair value of financial instruments and pension benefit obligations are particularly subject to change.

Interest Bearing Time Deposits in Other Financial Institutions

Interest bearing time deposits in other financial institutions are carried at cost.

Securities

The Company classifies its debt securities as either available for sale or held to maturity. Held to maturity securities are those debt securities that the Company has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale when the security might be sold before maturity.

Available for sale securities are recorded at fair value. Held to maturity securities, if any, are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive income in shareholders' equity until realized. A decline in the fair value of any available for sale or held to maturity security below cost, that is deemed other than temporary, is charged to earnings resulting in the establishment of a new cost basis for the security. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company's ability and intent to hold the security and whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis.

Interest income includes interest earned on the securities and the amortization of premiums and accretion of discounts as an adjustment to yield using the effective interest method. Realized gains and losses on securities are recognized on the trade date, are included in earnings and are calculated using the specific identification method for determining the cost of securities sold.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level yield method without anticipating prepayments.

Interest and fees on loans are not included in income when, in management's opinion, collection is not assured. Such loans are designated as non-accruing and income is subsequently recognized to the extent amounts are collected. Loans are generally placed in non-accrual status at the point they became 90 days delinquent. Unsecured consumer loans, to include overdraft lines of credit, are charged off in the month they become 90 days delinquent. Secured consumer loans are charged off down to liquidation value of the collateral in the month they become 90 days delinquent. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not received for loans placed on non accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The Company's provision for loan losses charged to operations is based upon management's evaluation of the loan portfolio. The allowance for loan losses is maintained at an amount management deems adequate to provide for probable incurred loan losses considering the character of the loan portfolio, economic conditions, analysis of specific loans and historical loss experience. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts of principal and interest under the original terms of the agreement. Accordingly, the Company measures certain impaired commercial loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company collectively evaluates large groups of small balance, homogeneous loans for impairment, which include commercial loans less than $100,000, all residential mortgages, automobile and other consumer loans. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Other Real Estate Owned

Other real estate owned includes property acquired through, or in lieu of, formal foreclosure. Write-downs, if any, from cost to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur. Operating costs after acquisition are expensed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily on the straight-line method with useful lives generally ranging from 15 to 39 years for building and related components and 3 to 7 years for furniture and equipment.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain directors and a former executive officer. Bank owned life insurance is recorded at its cash surrender value or the amount that can be realized.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the net unrealized holding gains or losses of securities available for sale, and changes in the funded status of pension plans, net of the related tax effect. Comprehensive income is reported on the consolidated statements of shareholders' equity, which includes net income and other comprehensive income.

Net Income Per Share

Net income per common share is calculated by dividing net income attributable to Steuben Trust Corporation and subsidiaries by the weighted average number of common shares outstanding during the year. Weighted average shares used in computation of net income per share totaled 1,642,818 and 1,638,612 for 2010 and 2009, respectively.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the enactment date. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Retirement Plans

The Bank sponsors a non contributory defined benefit retirement plan for full-time employees who have attained the age of 21 and have a minimum of one year of service. New employees hired on or after March 1, 2009 are excluded from participation in the plan. Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Accrued pension costs are funded to the extent deductible for federal income tax purposes.

The Bank also provides a savings and retirement 401(k) plan for all eligible employees who elect to participate. For the 2010 plan year, the Bank adopted a provision which provides a "safe harbor" matching contribution equal to 100% of the first 3% of compensation deferred, plus 50% of the next 2% of compensation deferred up to a maximum of 4%. Employer contributions are funded as they are accrued. There is also a discretionary contribution that may be paid to eligible employees hired on or after March 1, 2009. This is subject to approval by the board of directors annually.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Long-term Assets

These assets are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no affect on prior year net income or shareholders' equity.

3. SECURITIES

The following table summarizes the amortized cost and fair value of the available-for-sale securities and held-to-maturity investment securities portfolio at December 31, 2010 and 2009 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) for securities available for sale (in thousands):

2010		Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale					
United States Agency securities	$	26,308	780	124	26,964
State and municipal securities		37,604	1,036	209	38,431
U.S. Agency Mortgage-backed securities-residential		33,719	1,243	282	34,680
Total securities available-for-sale	**$**	**97,631**	**3,059**	**615**	**100,075**
Held-to-maturity					
State and municipal securities	$	4,437	130	16	4,551
Total securities held-to-maturity	**$**	**4,437**	**130**	**16**	**4,551**

2009		Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale					
United States Agency securities	$	25,883	601	52	26,432
State and municipal securities		36,431	1,270	20	37,681
Corporate Bonds		1,001	58	-	1,059
U.S. Agency Mortgage-backed securities-residential		30,218	1,438	6	31,650
Total securities available-for-sale	**$**	**93,533**	**3,367**	**78**	**96,822**
Held-to-maturity					
State and municipal securities	$	1,478	105	-	1,583
Total securities held-to-maturity	**$**	**1,478**	**105**	**-**	**1,583**

Sales of available-for-sale securities were as follows (in thousands):

		2010	2009
Proceeds	$	11,084	7,203
Gross gains		303	132
Gross losses		-	1

The tax provision related to these net realized gains and losses was $117,000 and $51,000, respectively.

3. SECURITIES *(continued)*

Securities with unrealized losses at December 31, 2010 and 2009, not recognized in income, are as follows (in thousands):

	2010		2009	
Loss For Less Than 12 Months	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Available-for-sale				
United States Agency securities	$ 5,885	124	6,271	52
State and municipal securities	7,743	209	2,354	20
Corporate Bonds	-	-	-	-
U.S. Agency Mortgage-backed securities-residential	12,345	282	609	6
Total available-for-sale	**$ 25,973**	**615**	**9,234**	**78**
Held-to-maturity				
State and municipal securities	2,437	16	-	-
Total held-to-maturity	**$ 2,437**	**16**	**-**	**-**
Loss For 12 Months Or More	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Available-for-sale				
United States Agency securities	$ -	-	-	-
State and municipal securities	-	-	-	-
Corporate Bonds	-	-	-	-
U.S. Agency Mortgage-backed securities-residential	-	-	-	-
Total available-for-sale	**$ -**	**-**	**-**	**-**
Held-to-maturity				
State and municipal securities	-	-	-	-
Total held-to-maturity	**$ -**	**-**	**-**	**-**
Total	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Available-for-sale				
United States Agency securities	$ 5,885	124	6,271	52
State and municipal securities	7,743	209	2,354	20
Corporate Bonds	-	-	-	-
U.S. Agency Mortgage-backed securities-residential	12,345	282	609	6
Total available-for-sale	**$ 25,973**	**615**	**9,234**	**78**
Held-to-maturity				
State and municipal securities	2,437	16	-	-
Total held-to-maturity	**$ 2,437**	**16**	**-**	**-**

Unrealized losses on the above securities have not been recognized into income because the issuers are of high credit quality, management does not intend to sell and it is unlikely that management will be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to fluctuations in interest rates. The fair value is expected to recover as the bonds approach their maturity date and or market rates adjust favorably.

Notes To Consolidated Financial Statements

3. SECURITIES *(continued)*

The following is a tabulation of debt securities by maturity date as of December 31, 2010 (in thousands):

		Amortized Cost	Fair Value
Available-for-sale			
Due in one year or less	$	2,394	2,431
Due after one year through five years		29,055	29,928
Due after five years through ten years		31,158	32,000
Due after ten years		35,024	35,716
Total available-for-sale	**$**	**97,631**	**100,075**
Held-to-maturity			
Due in one year or less	$	3,144	3,136
Due after one year through five years		1,059	1,131
Due after five years through ten years		234	284
Due after ten years		-	-
Total held-to-maturity	**$**	**4,437**	**4,551**

At December 31, 2010 and 2009, securities with a fair value of $88,049,000 and $85,152,000 respectively, were pledged to secure governmental deposits and for other purposes as required or permitted by law.

4. LOANS

wwThe following is a summary of loans outstanding at year-end (in thousands):

		2010	2009
Residential mortgages and home equity loans	$	82,338	87,331
Commercial loans		82,329	72,676
Commercial real estate loans		22,813	20,503
Indirect auto loans		9,397	14,189
Direct auto loans and other		13,169	16,056
Total		210,046	210,755
Net unearned loan origination fees and costs		501	539
Total loans	**$**	**210,547**	**211,294**

The recorded investment in loans includes principal outstanding adjusted for net unearned loan origination fees and cost, net loan premiums and discounts and loss on any loan charge-offs. The recorded investment in loans does not include accrued interest receivable, as the effect is not considered to be material.

The Company's market area is generally Steuben, Allegany, Livingston and Monroe counties in New York State. Most of its loans are made in its market area and, accordingly, the ultimate collectibility of the Company's loan portfolio is susceptible to changes in market conditions in this area.

The Company's concentration of credit risk is shown in the above schedule of loans outstanding. The concentration of off-balance sheet credit risk in commercial letters of credit and mortgage, commercial and auto loans commitments is similar to the loans outstanding above. Management is not aware of any material concentrations of credit risk to any industry or individual borrower.

4. LOANS *(continued)*

The following is a summary of changes in the allowance for loan losses for the years ended December 31, 2010 and 2009 (in thousands):

	2010	2009
Balance at beginning of year	$ 2,535	2,400
Provision for loan losses	165	528
Loan charge-offs	(371)	(488)
Recoveries	121	95
Balance at end of year	**$ 2,450**	**2,535**

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2010 (in thousands):

	Commercial	Commercial Real Estate	Residential Real Estate	Consumer Auto	Consumer Other	Unallocated	Total
Allowance for loan losses:							
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$ 230	-	-	-	-	-	230
Collectively evaluated for impairment	863	286	61	173	164	673	2,220
Total ending allowance balance	**$ 1,093**	**286**	**61**	**173**	**164**	**673**	**2,450**
Loans:							
Individually evaluated for impairment	$ 956	-	-	-	-	-	956
Collectively evaluated for impairment	81,306	22,813	82,796	13,574	9,102	-	209,591
Total ending loan balance	**$ 82,262**	**22,813**	**82,796**	**13,574**	**9,102**	**-**	**210,547**

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2010 (in thousands):

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:			
Commercial	$ -	-	-
Commercial Real Estate:			
Construction	-	-	-
Other	-	-	-
Residential	-	-	-
With an allowance recorded:			
Commercial	956	956	230
Commercial Real Estate:			
Construction	-	-	-
Other	-	-	-
Residential	-	-	-
Total	**$ 956**	**956**	**230**

4. LOANS *(continued)*

Loans past due 90 days and over, which are still accruing interest, and non-accrual loans at December 31, 2010 and 2009 were as follows (in thousands):

	2010			2009		
	Loans past due 90 days and Over	**Non-Accrual**	**Total**	**Loans past due 90 days and Over**	**Non-Accrual**	**Total**
Residential mortgages and home equity loans	$ 79	331	410	50	658	708
Commercial loans	-	1,110	1,110	-	927	927
Auto loans and all others	-	52	52	-	80	80
Total	**$ 79**	**1,493**	**1,572**	50	1,665	1,715

Nonaccural loans and loans past due 90 days and over and still accruing include both smaller balance homogenous loans that are collectively evaluated for impairment and individually classified impaired loans.

The following table presents the recorded investment in nonaccrual and loans past due 90 days and over and still on accrual by class of loans as of December 31, 2010 (in thousands):

	Loans Past Due 90 Days and Over and Still Accruing	**Nonaccrual**
Commercial	$ -	1,110
Commercial Real Estate:		
Construction	-	-
Other	-	-
Consumer:		
Auto-direct	-	1
Auto-indirect	-	13
Other	-	38
Residential	79	331
Total	**$ 79**	**1,493**

Impaired loans as of December 31, 2010 and 2009 were as follows (in thousands):

	2010	**2009**
Year-end loans with no allocated allowance for loan losses	$ -	-
Year-end loans with allocated allowance for loan losses	956	624
Total	**$ 956**	**624**
Amount of the allowance for loan losses allocated	**$ 230**	**88**
Average of individually impaired loans during year	$ 871	1,722
Interest income recognized during impairment	-	4
Cash-basis interest income recognized	12	55

4. LOANS *(continued)*

The following table presents the aging of the recorded investment in past due loans as of December 31, 2010 by class of loans (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	90 Days and over Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$ 334	160	1,031	1,525	80,737	82,262
Commercial Real Estate:						
Construction	-	-	-	-	1,500	1,500
Other	-	-	-	-	21,313	21,313
Consumer:						
Other	161	3	35	199	8,903	9,102
Auto-direct	13	24	-	37	4,140	4,177
Auto-indirect	61	52	12	125	9,272	9,397
Residential	752	308	168	1,228	81,568	82,796
Total	**$ 1,321**	**547**	**1,246**	**3,114**	**207,433**	**210,547**

Troubled Debt Restructurings:

The Company has not identified any troubled debt restructurings as of December 31, 2010 and 2009.

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes loans with an outstanding balance greater than $100,000, and non-homogeneous loans, such as commercial and commercial real estate loans. This analysis is performed on a quarterly basis. The Company uses the following definitions for risk ratings.

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

4. LOANS *(continued)*

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans listed as not rated are either less than $100,000 or are included in groups of homogeneous loans. As of December 31, 2010, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows (in thousands):

	Not Rated	Pass	Special Mention	Sub-standard	Doubtful	Total
Commercial	$ -	73,765	5,973	2,465	59	82,262
Commercial Real Estate:						
Construction	-	-	1,500	-	-	1,500
Other	-	18,793	1,256	1,264	-	21,313
Residential	82,708	-	-	88	-	82,796
Total	**$ 82,708**	**92,558**	**8,729**	**3,817**	**59**	**187,871**

5. FAIR VALUE

ASC 820 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Investment Securities

The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

Impaired Loans

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisal. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

5. FAIR VALUE *(continued)*

Other Real Estate Owned

Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned (OREO) are measured at fair value, less costs to sell. Fair values are based on recent real estate appraisals. These appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

		Fair Value Measurements at December 31, 2010 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets				
Securities-available-for-sale				
United States Agency securities	$ 26,964	-	26,964	-
State and municipal securities	38,431	-	38,431	-
U.S. Agency mortgage-backed securities-residential	34,680	-	34,680	-
Total investment securities available-for-sale	**$ 100,075**	**-**	**100,075**	**-**

		Fair Value Measurements at December 31, 2009 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets				
Securities-available-for-sale				
United States Agency securities	$ 26,432	-	26,432	-
State and municipal securities	37,681	-	37,681	-
Corporate Bonds	1,059	-	1,059	-
U.S. Agency mortgage-backed securities-residential	31,650	-	31,650	-
Total investment securities available-for-sale	**$ 96,822**	**-**	**96,822**	**-**

5. FAIR VALUE *(continued)*

Assets and liabilities measured at fair value on a nonrecurring basis are summarized below (in thousands):

		Fair Value Measurements at December 31, 2010 Using:		
	Carrying Value	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Impaired loans:				
Commercial	$ 726	-	-	726
Other real estate owned, net	1,111	-	-	1,111

		Fair Value Measurements at December 31, 2009 Using:		
	Carrying Value	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Impaired loans:				
Commercial	$ 536	-	-	536
Other real estate owned, net	713	-	-	713

5. FAIR VALUE (continued)

The following represent impairment charges recognized during the period:

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $ 956,000, with a valuation allowance of $230,000 at December 31, 2010, resulting in an additional provision for loan losses of $142,000 for the year ending December 31, 2010. At December 31, 2009, impaired loans had a carrying amount of $624,000, with a valuation allowance of $88,000, resulting in an additional provision for loan losses of $28,000 for the year ending December 31, 2009.

Other real estate owned which is measured at the lower of carrying or fair value less costs to sell, had a net carrying amount of $1,111,000, which is made up of the outstanding balance of $1,235,000, net of a valuation allowance of $124,000 at December 31, 2010, resulting in a write-down of $8,000 for the year ending December 31, 2010.

The carrying amount and estimated fair values of financial instruments at December 31, 2010 and 2009 were as follows (in thousands):

	2010		2009	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial assets				
Cash and due from banks	$ 6,475	6,475	9,919	9,919
Interest bearing time deposits in other financial institutions	147	148	562	570
Securities available-for-sale	100,075	100,075	96,822	96,822
Securities held-to-maturity	4,437	4,551	1,478	1,583
Net loans	208,097	212,864	208,759	212,985
Accrued interest receivable	1,366	1,366	1,532	1,532
Financial liabilities				
Demand and savings deposits	(181,891)	(181,891)	(168,932)	(168,932)
Time deposits	(99,422)	(100,133)	(99,542)	(99,883)
Advances from FHLB	(19,500)	(20,169)	(33,000)	(33,677)
Subordinated debentures	(2,062)	(1,544)	(2,062)	(1,390)
Accrued interest payable	(219)	(219)	(292)	(292)

The estimated fair value approximates carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements and are considered nominal.

6. OTHER REAL ESTATE OWNED

Other real estate owned at December 31, 2010 and 2009 was as follows (in thousands):

	2010	2009
Other real estate owned	$ 1,371	875
Valuation allowance	(124)	(162)
Net other real estate owned	**$ 1,247**	**713**

Activity in the valuation allowance was as follows (in thousands):

	2010	2009
Beginning of Year	$ 162	178
Additions charged to expense	8	98
Direct write-downs	(46)	(114)
End of Year	**$ 124**	**162**

Expenses related to foreclosed assets include (in thousands):

	2010	2009
Net loss/(gain) on sales	$ 7	14
Provision for unrealized losses	8	98
Operating expenses, net of rental income	17	50
End of Year	**$ 32**	**162**

7. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2010 and 2009 consist of the following (in thousands):

	2010	2009
Land	$ 1,786	1,742
Bank premises	7,149	7,149
Furniture and equipment	9,004	8,955
Cost basis	17,939	17,846
Accumulated depreciation	11,550	11,101
Net	**$ 6,389**	**6,745**

The Company leases certain branch properties and equipment under operation leases. Rent expense was $236,000 for 2010 and $238,000 for 2009. Rent commitments, before considering renewal options that generally are present, were as follows (in thousands):

Year	Amount
2011	$ 191
2012	74
2013	9
2014	9
2015	9
Thereafter	3
Total	**$ 295**

8. GOODWILL AND INTANGIBLE ASSETS

The Company acquired Canisteo Savings and Loan Association (Canisteo) on February 20, 2009. As a result of this acquisition, goodwill of $64,000 was recorded by the Company. An annual impairment analysis of goodwill is performed with any identified impairment charged to expense. Also as a result of this acquisition, a core deposit intangible amount of $65,000 was initially recorded by the Company. The Company recorded $7,000 in amortization expense associated with this item during 2010. The remaining net amount of $53,000 is included in intangible assets, net on the Statement of Financial Condition. The remaining core deposit intangible will be amortized over 8 more years.

9. INCOME TAXES

The components of income tax expense/(benefit) on operations are as follows (in thousands):

	Current	Deferred	Total
Year ended December 31, 2010			
Federal	$ 1,211	27	1,238
State	238	6	244
Total	**$ 1,449**	**33**	**1,482**

	Current	Deferred	Total
Year ended December 31, 2009			
Federal	$ 1,247	35	1,282
State	204	5	209
Total	**$ 1,451**	**40**	**1,491**

The actual and statutory tax rates on operations for the years ended December 31, 2010 and 2009 differ as follows:

	2010	2009
Statutory rate	34.0 %	34.0 %
Increase (decrease) resulting from:		
Tax-exempt income	(10.3)	(10.0)
State taxes, net of federal income tax benefit	2.9	2.5
Other	0.4	0.1
Actual rate	**27.0 %**	**26.6 %**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2010 and 2009 are presented below (in thousands):

	2010	2009
Deferred tax assets		
Allowance for loan losses	$ 763	764
Deferred Compensation	744	641
Core deposit intangibles	102	237
FAS 158-Pension Plan	1,077	1,062
Other	156	150
Total gross deferred tax assets	**2,842**	**2,854**
Deferred tax liabilities		
Depreciation	96	131
Net unrealized gain on securities available for sale	945	1,272
Prepaid pension expenses	659	700
Other	329	247
Total gross deferred tax liabilities	**2,029**	**2,350**
Net deferred tax asset	**$ 813**	**504**

9. INCOME TAXES *(continued)*

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary.

The adoption of ASC 740-10 at January 1, 2009 had no material effect on the Company's financial statements. At December 31, 2010 and December 31, 2009 the Company had no ASC 740-10 unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to increase significantly within the next twelve months.

The Company is subject to U.S. federal income tax as well as income tax of the state of New York. The Company is no longer subject to examination by taxing authorities for years before 2007.

10. DEPOSITS

Contractual maturities of time deposits at December 31, 2010 and 2009 were as follows (in thousands):

		2010	2009
Under three months	$	33,854	34,639
Three to twelve months		36,938	43,484
Over one year to three years		27,571	21,092
Over three years		1,059	327
Total time deposits	**$**	**99,422**	**99,542**

Time deposits of $100,000 and over were $40,643,000 and $37,582,000 at December 31, 2010 and 2009, respectively. Included in time deposits were $2,284,000 in brokered deposits at December 31, 2010 compared to $1,631,000 at December 31, 2009.

11. BENEFIT PLANS

Pension Plan

The Company has a funded noncontributory defined benefit pension plan that covers substantially all of its employees. The plan provides defined benefits based on years of service and final average salary. The Company uses December 31 as the measurement date for its pension plans. New employees hired on or after March 1, 2009 are excluded from participation in the plan.

11. BENEFIT PLANS *(continued)*

The following table sets forth the defined benefit pension plan's change in benefit obligation and change in plan assets for the years ended December 31, 2010 and 2009, using the actuarial data measured at December 31, 2010 and 2009 (in thousands):

	2010	2009
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 8,129	7,371
Service cost	487	471
Interest cost	469	433
Actuarial (gain)/loss	323	233
Benefits paid and plan expenses	(415)	(379)
Projected benefit obligation at end of year	**8,993**	**8,129**
Change in plan assets:		
Fair value of plan assets at beginning of year	7,194	5,424
Actual return on plan assets	629	1,109
Benefits paid and plan expenses	(411)	(359)
Contributions	500	1,020
Fair value at end of year	**7,912**	**7,194**
Funded status at end of year	**$ (1,081)**	**(935)**

Amount recognized in accumulated other comprehensive income/(loss) at December 31, 2010 and 2009 consists of (in thousands):

	2010	2009
Unrecognized net actuarial loss (net of tax)	$ (1,707)	(1,684)

The amount of net actuarial loss that will be amortized in 2011 is $169,000. The accumulated benefit obligation for the years ended December 31, 2010 and 2009 was $7,851,000 and $7,105,000 respectively. Pension costs consist of the following components for the years ended December 31, 2010 and 2009 (in thousands):

	2010	2009
Service cost	$ 487	471
Interest on projected benefit obligation	469	433
Expected return on plan assets	(528)	(414)
Amortization of net loss	178	242
Net periodic pension expense	**$ 606**	**732**

Weighted-average of assumptions used to determine net periodic cost are as follows:

	2010	2009
Discount rate	5.89%	6.00%
Expected long-term rate of return	7.50%	7.50%
Rate of Compensation Increase	3.00%	3.00%

Weighted-average assumptions used to determine pension benefit obligations at year end are as follows:

	2010	2009
Discount rate	5.68%	5.89%
Rate of Compensation Increase	3.00%	3.00%

Notes To Consolidated Financial Statements

11. BENEFIT PLANS *(continued)*

The New York State Bankers Retirement System's (The "System") overall investment strategy is to achieve a mix of approximately 97% of investments for long-term growth and 3% for near-term benefit payments with a wide diversification of asset types, fund strategies, and fund managers. The target allocations for System assets are shown in the next table. Cash equivalents consist primarily of short term investment funds. Equity securities primarily include investments in common stock and depository receipts. Fixed income securities include corporate bonds, government issues and mortgage backed securities. Other financial instruments primarily include rights and warrants.

The weighted average expected long-term rate of return is estimated based on current trends in System's assets as well as projected future rates of return on those assets and reasonable actuarial assumptions based on the guidance provided by ASOP No. 27 for long term inflation, and the real and nominal rate of investment return for a specific mix of asset classes. The following assumptions were used in determining the long-term rate of return:

Equity securities	Dividend discount model, the smoothed earnings yield model and the equity risk premium model
Fixed income securities	Current yield-to-maturity and forecasts of future yields
Other financial instruments	Comparison of the specific investment's risk to that of fixed income and equity instruments and using judgment

The long term rate of return considers historical returns. Adjustments were made to historical returns in order to reflect expectations of future returns. These adjustments were due to factor forecasts by economists and long-term U.S. Treasury yields to forecast long-term inflation. In addition forecasts by economists and others for long-term GDP growth were factored into the development of assumptions for earnings growth and per capital income.

Effective March 2009, the System revised its investment guidelines. The System currently prohibits its investment managers from purchasing the following investments:

Equity securities	Securities in emerging market countries as defined by the Morgan Stanley Emerging Markets Index, Short sales, Unregistered securities and Margin purchases
Fixed income securities	Securities of BBB quality or less, CMOs that have an inverse floating rate and whose payments don't include principal or which aren't certified and guaranteed by the U.S. Government, ABSs that aren't issued or guaranteed by the U.S., or its agencies or its instrumentalities, Non-agency residential subprime or ALT-A MBS and Structured Notes
Other financial instruments	Unhedged currency exposure in countries not defined as "high income economies" by the World Bank.

11. BENEFIT PLANS *(continued)*

All other investments not prohibited by the System are permitted. At December 31, 2010 the System holds certain investments which are no longer deemed acceptable to acquire. These positions will be liquidated when the investment managers deem that such liquidation is in the best interest of the System.

Asset Category	Target Allocation 2010	Percentage of Plan Assets at December 31,		Weighted-Average Expected Long-Term Rate of Return
		2010	2009	
Cash equivalents	0-20%	11.2%	13.6%	-
Equity securities	40-60%	48.2%	45.9%	4.60%
Debt securities	40-60%	40.6%	40.5%	1.90%
Other	0-5%	-	-	-

Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Investments valued using NAV (Net Asset Value) are classified as level 2 if the system can redeem its investment with the investee at the NAV at the measurement date. If the system can never redeem the investment with the investee at the NAV, it is considered a level 3. The System's assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset.

11. BENEFIT PLANS *(continued)*

In accordance with ASC 820, the following table represents the Plan's fair value hierarchy for its financial assets (investments) measured at fair value on a recurring basis as of December 31, 2010 and 2009 (in thousands):

	2010			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash Equivalents				
Foreign currencies	$ 17	-	-	17
Short term investment funds (a)	-	872	-	872
Total Cash Equivalents	**17**	**872**	-	**889**
Equities				
U.S. Large cap	2,206	-	-	2,206
U.S. Mid cap	225	-	-	225
U.S. Small Cap	17	-	-	17
International	1,368	-	-	1,368
Total Equities	**3,816**	-	-	**3,816**
Fixed Income Securities				
Corporate Bonds				
Rated Single A or higher by S&P	-	432	-	432
Rated below single A by S&P	-	303	-	303
Government issues	-	2,300	-	2,300
Collateralized mortgage obligations				
Rated Single A or higher by S&P	-	119	-	119
Rated below single A by S&P	-	53	-	53
Total Fixed Income Securities	-	**3,207**	-	**3,207**
Total Investments	**$ 3,833**	**4,079**	-	**7,912**

(a) Fair value at NAV

	2009			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash Equivalents				
Foreign currencies	$ 25	-	-	25
Short term investment funds (a)	-	971	-	971
Total Cash Equivalents	**25**	**971**	-	**996**
Equities				
U.S. Large cap	1,754	-	-	1,754
U.S. Mid cap	63	-	-	63
U.S. Small Cap	18	-	-	18
International	1,454	-	-	1,454
Total Equities	**3,289**	-	-	**3,289**
Fixed Income Securities				
Corporate Bonds				
Rated Single A or higher by S&P	-	373	-	373
Rated below single A by S&P	-	311	-	311
Government issues	-	2,011	-	2,011
Collateralized mortgage obligations				
Rated Single A or higher by S&P	-	134	-	134
Rated below single A by S&P	-	40	-	40
Other fixed income securities	-	40	-	40
Total Fixed Income Securities	-	**2,909**	-	**2,909**
Total Investments	**$ 3,314**	**3,880**	-	**7,194**

Certain types of investments at December 31, 2009 have been combined for consistency with the 2010 presentation.

(a) Fair value at NAV

11. BENEFIT PLANS *(continued)*

The following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value (in thousands):

Balance as of January 1, 2009	$	28
Change in unrealized gain		11
Realized loss		(12)
Sale Proceeds		(27)
Balance as of December 31, 2009	**$**	**-**

Pension Plan Investment Policies

The System was established in 1938 to provide for the payment of benefits to employees of participating banks. The System is overseen by a Board of Trustees who meet quarterly and set the investment policy guidelines. The Chief Executive Officer of the Company is a member of the Board of Trustees for the system.

The System utilizes two investment management firms each investing approximately 50% of the total portfolio. The System's investment objective is to exceed the investment benchmarks in each asset category. Each firm operates under a separate written investment policy approved by the Trustees.

Each Firm reports at least quarterly to the Investment Committee and semi-annually to the Board.

Contributions

The Company's minimum required contribution for 2011 is $421,000

Estimated Future Benefit Payments of Pension Plan

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Year		Pension Benefits
2011	$	341
2012		373
2013		421
2014		466
2015		501
2016-2020		3,201

Deferred Compensation Plan

The Company has a Deferred Compensation Plan (DCP) which permits active directors and certain executive officers the option to defer receipt of a portion of their future salary, bonus, or directors' fees. The amounts deferred will earn income at the prime rate and are payable upon retirement. Deferred compensation liability at December 31, 2010 and 2009 was $1,923,000 and $1,656,000, respectively. Deferred compensation expense related to this plan was $232,000 in 2010 and $221,000 in 2009.

In conjunction with the DCP, the Company entered into split-dollar agreements on certain participants, whereby upon death, the participant's beneficiary will receive the deferred account balance or a death benefit, whichever is greater. These split dollar agreements were financed through the purchase of life insurance policies. The cash surrender value of these policies was $7,986,000 and $7,705,000 at December 31, 2010 and 2009, respectively.

11. BENEFIT PLANS *(continued)*

401(k) Plan

The Company sponsors a defined contribution profit sharing (401(k)) plan covering substantially all employees. The Company matched certain levels of each employee's contributions to the plan resulting in an expense of $198,000 and $135,000 in 2010 and 2009, respectively.

2010 Long-Term Stock Incentive Plan

The Company's shareholders approved a stock plan in 2010. This plan authorizes up to 80,000 shares of common stock be awarded either in the form of stock options or grants of restricted stock. The exercise price will be at least equal to the fair market value of the stock at the date of grant. These shares may be awarded under the plan for a period of up to ten years. A committee of the Board of Directors will administer the plan. Their responsibility will include designating participants, determining the type and number of awards granted and establishing the terms and conditions of the awards. As of December 31, 2010, there were no shares awarded under this plan.

12. RELATED PARTY TRANSACTIONS

Executive officers and directors and their associates were customers of and had other transactions with the Company in the ordinary course of business. A summary of the changes in outstanding loans to executive officers and directors, or indirectly made for their benefit, for the years ended December 31, 2010 and 2009 follows (in thousands):

	2010	2009
Balance of loans outstanding at beginning of year	$ 556	618
New loans and increases in existing loans	25	137
Loan principal payments	(173)	(199)
Balance at end of year	**$ 408**	**556**

Deposits for executive officers, directors and their affiliates were $3,175,000 and $2,180,000 at December 31, 2010 and 2009 respectively.

Legal fees incurred in the ordinary course of business that were paid to Shults & Shults were $68,000 and $81,000 for the years ended December 31, 2010 and 2009 respectively. Shults & Shults is a partnership owned by David A. Shults and Eric Shults, both of whom are directors and shareholders of the Company.

13. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

13. REGULATORY CAPITAL REQUIREMENTS *(continued)*

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2010, that the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Federal Deposit Insurance Corporation and the State of New York Banking Department categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's regulatory capital amounts and ratios are presented in the following table (in thousands):

	Actual Regulatory Capital:		Minimum Regulatory Capital Requirement:		To Be "Well Capitalized" Under Regulatory Capital Requirement:	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2010:						
Total Capital (to Risk Weight Assets)	$ 38,177	17.34 %	$ 17,613	8.00 %	$ 22,017	10.00 %
Tier 1 Capital (to Risk Weight Assets)	35,727	16.23	8,807	4.00	13,210	6.00
Tier 1 Capital (to Average Assets)	35,727	10.09	14,170	4.00	17,713	5.00
As of December 31, 2009:						
Total Capital (to Risk Weight Assets)	$ 35,588	16.32 %	$ 17,443	8.00 %	$ 21,804	10.00 %
Tier 1 Capital (to Risk Weight Assets)	33,053	15.16	8,722	4.00	13,083	6.00
Tier 1 Capital (to Average Assets)	33,053	9.61	13,759	4.00	17,198	5.00

The Company's ratios are comparable to the Bank's stated above. The Company's actual Tier I capital ratio (to Average Assets) at December 31, 2010 was 10.11% compared to 9.69% for December 31, 2009.

14. SHAREHOLDERS' EQUITY

The Company is dependent on receipt of dividends from the Bank in order to pay dividends to its shareholders. Payment of dividends by the Bank is limited or restricted in certain circumstances. According to state banking law, approval of the State of New York Banking Department is required for the declaration of dividends by a bank in any year in which the dividends declared will exceed its net profits for that year combined with its retained net profits of the preceding two years. Dividends in the amount of $6,829,000 are available from the Bank at December 31, 2010 without the approval of the State of New York Banking Department.

15. SUBORDINATED DEBENTURES

On July 16, 2007, Steuben Statutory Trust II, a trust formed by the Company, completed a pooled private offering of $2,000,000 of trust preferred securities. The Company issued $2,062,000 of subordinated debentures to the trust in exchange for ownership of all common security of the trust and the proceeds of the preferred securities sold by the trust. The trust is not consolidated with the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $62,000 and included in other assets. The Company may redeem the subordinated debentures in whole or in part, in a principal amount with integral multiples of $1, on or after September 15, 2012 at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures are also redeemable in whole or in part from time to time, upon occurrence of specific events defined within the trust indenture. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures have a fixed interest rate of 6.56% until September 15, 2012. If not redeemed at that time, the subordinated debentures have a variable rate of interest equal to the three month London Interbank Offered Rate (LIBOR) plus 1.55%.

16. ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of New York (FHLB) at December 31, 2010 and 2009 were as follows (in thousands):

	2010	**2009**
Maturities January 2011 through February 2015, fixed rate at rates from 0.38% to 5.61%, averaging 3.16% for December 31, 2010 and 2.58% for December 31, 2009	$ 19,500	33,000

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $29,940,000 and $34,328,000 of first mortgage loans under a blanket lien arrangement at December 31, 2010 and 2009. Maturities on these advances as of December 31, 2010 are as follows (in thousands):

Year	**Amount**
2011	$ 8,000
2012	4,000
2013	3,000
2014	3,000
2015	1,500
Total	**$ 19,500**

17. COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as guarantees, and commitments to extend credit, which are not reflected in the accompanying financial statements. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although the Company does not anticipate material losses as a result of these transactions. Mortgage and other loan commitments outstanding at December 31, 2010 and 2009 amounted to $35,843,000 and $39,981,000, respectively. Fixed interest rates on mortgage and other loan commitments outstanding can change prior to closing only if interest rates decrease. Variable rate loans float prior to closing. Outstanding commitments on letters of credit at December 31, 2010 and 2009 amounted to $1,837,000 and $1,616,000, respectively.

In the normal conduct of business, the Company is involved in various litigation matters. In the opinion of management, the ultimate disposition of these matters should not have a materially adverse effect on the financial position of the Company.

18. ACQUISITION

On February 20, 2009, the Company acquired assets totaling $6,870,000 and assumed liabilities totaling $6,334,000, adjusted to fair value, of Canisteo Savings and Loan Association (Canisteo). Canisteo operated as a mutual thrift entity (mutual entity) prior to acquisition by the Company. Under the terms of the acquisition agreement, the Company paid no consideration or contingent consideration related to the net assets acquired from Canisteo. The Company's results of operations include the results of Canisteo subsequent to the acquisition date. Acquisition related costs of $29,000 are included in the Company's income statement as other expenses as of December 31, 2009.

Accounting pronouncements require the Company, in a combination with a mutual entity, to recognize Canisteo's net assets, adjusted to fair value, as a direct addition to equity in its consolidated statement of financial position. The Company used an independent third party provider that estimated the fair value of the net assets acquired to be $600,000. The transaction resulted in $64,000 of goodwill being recorded by the Company. Fair value adjustments related to loans and deposits totaled $114,000 and $91,000 and will be accreted over the life of the loans and deposits respectively. Fair value adjustments related to the core deposit intangible was $65,000 and will be amortized over 9 years. Other purchase fair value adjustments and identified intangible assets are not considered significant.

The fair value of net assets acquired includes the fair value adjustment to certain loan receivables that were not considered impaired as of the acquisition date. The fair value adjustments were determined using discounted contractual cash flows. The Company believed that all contractual cash flows related to these instruments will be collected. As such, these loan receivables were not considered impaired at the acquisition date and were not subject to accounting guidance related to purchased loans which have shown evidence of credit deterioration since origination.

ANNEX 1

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The purpose of the **STEUBEN TRUST CORPORATION** (the "Corporation") **SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN** (the "Plan") is to provide the holders of record of the Corporation's Common Stock (the "Common Stock") with a simple and convenient method of investing cash dividends paid on the Corporation's Common Stock in the purchase of, as well as enabling them to make additional cash payments to purchase, additional shares of Common Stock. The terms and conditions of the Plan are as follows.

1. ELIGIBILITY TO PARTICIPATE IN PLAN. All holders of record of Common Stock are eligible to participate in the Plan. Beneficial owners of Common Stock whose shares are held for them in registered names other than their own, such as in the names of brokers, bank nominees or trustees, should, if they wish to participate in the Plan, either arrange for the holder of record to join the Plan or have the shares they wish to enroll for participation in the Plan transferred to their own names.

2. ELECTION TO PARTICIPATE IN PLAN. Any holder of record of Common Stock may elect to participate in the Plan (a "Participant") by returning to American Stock Transfer and Trust Company, the Corporation's Transfer Agent and the Administrator of the Plan (the "Agent"), a properly completed Authorization Form as attached hereto. The completed Authorization Form appoints the Agent as the Participant's agent in the capacity of Plan Administrator for the Participant and authorizes:

(a) the Corporation to pay to the Agent, for credit to the Participant's account under the Plan (a "Plan Account"), all cash dividends payable on the Common Stock ("Dividends") that the Participant has enrolled in the Plan;

(b) the Agent, as agent, to credit to the Participant's Plan Account any Dividends paid, as well as any shares of Common Stock distributed as a non-cash dividend or otherwise, on the shares of Common Stock credited to the Participant's Plan Account;

(c) the Agent, as agent, to apply all such Dividends received to the purchase of additional shares of Common Stock; and

(d) the Agent, as agent, to apply all voluntary Additional Cash Payments made by the Participant under the Plan (as further described below) to the purchase of additional shares of Common Stock,

all in accordance with the further terms and conditions of the Plan.

Participants may elect to reinvest Dividends paid on all or only a portion of the Common Stock registered in their names and/or held in their Plan Accounts by designating such election on the Authorization Form. The Internal Revenue Service ("IRS") currently requires Participants to reinvest Dividends on a minimum of ten percent (10%) of the Common Stock registered in their names and/or held in their Plan Accounts. Participants electing partial reinvestment of Dividends must designate the number of whole shares for which they want to receive cash payment of Dividends, which must equal ninety percent (90%) or less of the number of whole shares registered in their names and/or held in their Plan Accounts. Dividends paid on all other shares registered in the Participant's name and all other shares held in the Participant's Plan Account will be reinvested in additional shares of Common Stock.

Participants may at any time deposit any Common Stock certificates in their possession with the Agent to be credited to the Participant's Plan Account. Such shares will be transferred into the name of the Agent or its nominee, as agent for the Participant under the Plan, and thereafter treated in the same manner as shares purchased through the Plan.

Reinvestment levels may be changed from time to time as a Participant desires by submitting a new Authorization Form to the Agent. To be effective with respect to a particular Dividend, any such change must be received by the Agent at least five business days before the record date for that Dividend.

3. PLAN ACCOUNT. After receipt of a properly completed Authorization Form, the Agent will open a Plan Account for the Participant as Plan Administrator and agent for the Participant and will credit to such Plan Account:

(a) all Dividends received by the Agent from the Corporation on shares of Common Stock registered in the Participant's name and enrolled in the Plan by the Participant, commencing with the first Dividend paid following receipt of the Authorization Form by the Agent (which must be received at least five business days prior to the record date of a Dividend to be effective with respect to that Dividend);

(b) all Dividends received by the Agent on any full or fractional shares credited to the Participant's Plan Account;

(c) all Additional Cash Payments (as further described below) received by the Agent from the Participant to purchase additional shares of Common Stock;

(d) all full or fractional shares purchased for the Participant's Plan Account after making appropriate deductions for the purchase prices paid for such shares; and

(e) any shares of Common Stock distributed by the Corporation as a dividend or otherwise on shares credited to the Participant's Plan Account.

4. ADDITIONAL CASH PAYMENTS. Any Participant may from time to time elect to purchase additional shares of Common Stock through the Plan by using a Plan Authorization Form to make voluntary additional cash payments to the Agent of not less than $50.00 nor more than

4. ADDITIONAL CASH PAYMENTS. Any Participant may from time to time elect to purchase additional shares of Common Stock through the Plan by using a Plan Authorization Form to make voluntary additional cash payments to the Agent of not less than $50.00 nor more than $2,500.00 per quarter ("Additional Cash Payments"), which will be used to purchase additional shares on a quarterly basis as further described below. For purposes of the Plan, a new quarter will begin on the day following a dividend payment date. All shares purchased with Additional Cash Payments will be credited to the Participant's Plan Account (unless the Agent is instructed otherwise by the Participant on the Authorization Form).

5. PURCHASES OF SHARES. Dividends credited to a Participant's Plan Account will be invested in the purchase of additional shares of Common Stock on or about the payment date for that Dividend. Additional Cash Payments made by a Participant will be invested in the purchase of additional shares of Common Stock on or about the payment date for the next succeeding Dividend following receipt of such payment. Since no interest will be paid on Additional Cash Payments held by the Agent pending the investment of such funds, it is suggested that any such payments a Participant may wish to make be sent so as to reach the Agent no later than five business days prior to the record date for the next succeeding Dividend. Any Additional Cash Payments received during a quarter will be returned by mail to the Participant, at the address shown on the Agent's records, if written notification requesting such return is received by the Agent on or before the last business day prior to the next Dividend record date.

All shares purchased hereunder may be purchased on any securities exchange where the Common Stock is traded, in the over-the-counter market, in privately negotiated transactions, or from Participants who have directed the Agent to sell their Common Stock, and may be on such terms as to price, delivery, and otherwise, and may be executed through such brokers, and otherwise, as the Agent shall determine in its sole discretion. Additionally, whenever and to the extent so directed by the Corporation from time to time in its sole discretion, the Agent shall purchase such shares directly from the Corporation in accordance with the further terms of this Plan. In making purchases hereunder, the Agent may commingle the funds of each Participant with those of the other Participants.

For purchases made directly from the Corporation, the price of the Common Stock so purchased will be the fair market value per share of the Corporation's Common Stock at the time of such purchase, as determined by a committee appointed by the Corporation's Board of Directors (the "Committee"). This Committee will determine what it, in its best judgment, believes to be the fair market value of a share of the Corporation's Common Stock from time to time. The Committee may determine such fair market value from any reasonable criteria it elects to use, such as recent sales of shares of Common Stock in the marketplace, the fair market value and, recent sales of shares of comparable institutions, an independent firm that values the Common Stock, other measures such as return on equity, return on assets and book value, and any other reasonable criteria the Committee determines. For purchases made in the open market or otherwise than directly from the Corporation, the price at which the Agent shall be deemed to have acquired Common Stock for the Participant's Plan Account shall be the average price of the Common Stock purchased by the Agent with the proceeds of a Dividend or with the Additional Cash Payments being applied to such purchase, as the case may be.

Upon each purchase of shares hereunder, the Plan Account of each Participant will be reduced by the balance to be invested from that Plan Account and credited with a number of shares, including fractional shares, equal to the balance to be invested from that Plan Account divided by the purchase price applicable to such transaction determined as described above.

6. ACCOUNT STATEMENTS. As soon as practicable following the end of each quarter in which there is a transaction in a Participant's Plan Account, the Participant will receive a detailed statement (the "Statement") showing, as applicable:

(a) any Dividend paid on the Participant's Common Stock participating in the Plan;

(b) any Additional Cash Payments received from the Participant during that quarter;

(c) the purchase prices and numbers of shares purchased during that quarter for the Participant's Plan Account with the funds held in such Account;

(d) the number of shares withdrawn from the Participant's Plan Account; and

(e) as of the date of the Statement, the total number of shares of Common Stock owned by the Participant that are participating in the Plan.

The last Statement of the year will show the aggregate amount of brokerage fees, if any, paid by the Corporation in respect of shares purchased for the Participant's Plan Account.

7. ISSUANCE OF CERTIFICATES. Shares purchased under the Plan will be registered in the name of the Agent or its nominee, as agent for the Participant under the Plan. No certificates will be issued to a Participant for the Common Stock in the Participant's Plan Account unless requested in writing or the Plan Account is terminated as hereinafter provided. Certificates for any number of whole shares of Common Stock credited to a Participant's Plan Account will be issued to a Participant upon written request sent to the Agent at the address indicated below. A Participant may either furnish separate written instructions to the Agent each time the Participant desires that certificates be issued or furnish the Agent with blanket instructions covering all whole shares of Common Stock credited to the Participant's Plan Account from time to time under the Plan. No certificates for fractional shares will be issued notwithstanding any request therefor, but dividends on a fractional interest in shares will be credited to a Participant's Plan Account.

8. FEES. The Corporation has agreed to pay all brokerage commissions and Agent service charges in connection with the administration and operation of the Plan. The Agent may charge a Participant for additional services performed by the Agent at the request of the Participant and not provided for herein.

9. TAXES. It is understood that the automatic investment of dividends under this Plan does not relieve the Participant of any income taxes which may be payable on such dividends. The Agent will comply with all applicable IRS requirements concerning the withholding of taxes on dividend payments and filing of information returns for dividends credited to each Participant's Plan Account. Any amounts required to be withheld will be deducted from each Dividend prior to investment. Each Participant will be provided annually with the information provided by the Agent to the IRS that year either through receipt of a duplicate of the informational return filed by the Agent with the IRS or in a year-end Statement each calendar year. With respect to foreign Participants whose Dividends are subject to United States income tax withholding, the Agent will comply with all applicable IRS requirements concerning the amount of tax to be withheld, which will be deducted from each Dividend prior to investment. The Agent will also report to each Participant the Participant's pro-rata share of the Agent's administrative fees paid by the Corporation on behalf of all Participants.

10. VOTING OF PLAN SHARES. With respect to meetings of the Corporation's shareholders for which proxies are solicited, a Participant will receive a single proxy card covering all shares registered in the Participant's name as well as all shares credited to the Participant's Plan Account. If no shares are registered in a Participant's name, a proxy card will be furnished to the Participant covering all shares credited to the Participant's Plan Account. In either situation, all whole and fractional shares held in a Participant's Plan Account will be voted as directed by the Participant. If a Participant does not return a signed proxy card as instructed, such shares will not be voted.

11. TERMINATION. Participation in the Plan may be terminated at any time by a Participant giving written notice to such effect to the Agent. If the termination request is received less than five business days prior to a Dividend record date, the request will not be processed until after that Dividend has been invested and the shares purchased credited to the Participant's Plan Account. As promptly as possible following receipt of such notice, a certificate will be issued for all whole shares of Common Stock held in the Participant's Plan Account. The Corporation and the Agent reserve the right to terminate the Participant's Plan Account immediately upon sending written notice to the Participant at the Participant's last known address as shown on the Agent's Plan records. In every case of termination, the Participant's interest in any fractional shares of Common Stock will be paid in cash based on the fair market value of the Corporation's Common Stock on the date the Agent receives such termination notice. In every case of termination, uninvested voluntary cash payments credited to the Participant's Plan Account will be returned to the Participant in cash without interest. The Agent shall terminate the Participant's Plan Account upon receipt of written notice of the Participant's death or adjudication of incompetency, provided, however, in the event of any such notice the Agent shall retain all payments received and/or shares of Common Stock in the Participant's Plan Account until the Participant's legal representative shall have been appointed and furnished proof satisfactory to the Agent of his/her right to receive such payments and/or shares of Common Stock.

12. CHANGES IN CAPITALIZATION. The Common Stock held by the Agent for Participants shall fully participate in any stock dividend, stock split, split-up, spin-off, recapitalization, merger, consolidation, exchange of shares or other such transaction involving the Common Stock of the Corporation in accordance with the terms of such transaction. In the event that the Corporation makes available to its shareholders rights to purchase additional shares, debentures or other securities, each Participant shall have the right to exercise such rights arising from whole shares credited to the Participant's Plan Account in accordance with the terms and conditions of such rights. The Agent may, in its sole discretion, hold the Common Stock of all Participants together in its name or in the name of its nominee.

13. LIABILITY. Neither the Agent nor the Corporation, nor any of their respective Directors, officers, employees or agents shall be liable hereunder for any act or failure to act, including without limitation, for any claim of liability (a) arising out of any failure to terminate a Participant's Plan Account upon such Participant's death or adjudication of incompetency prior to receipt of written notice of such death or incompetency; (b) with respect to the prices at which the Common Stock is purchased or sold for a Participant's Plan Account or the timing of, or terms on which, such purchases or sales are made; or (c) with respect to the value at any time of the Common Stock acquired for or credited to a Participant's Plan Account. It is understood that government regulation may require the temporary curtailment or suspension of purchases under the Plan. Neither the Agent nor the Corporation, nor any of their respective Directors, officers or employees shall have any liability in connection with any inability to purchase Common Stock or the timing of any purchases.

14. SPENDTHRIFT PROVISION. A Participant may not sell, pledge, hypothecate or otherwise assign or transfer any cash or Common Stock credited to the Participant's Plan Account, nor any other interest therein. No attempt to effect any such sale, pledge, hypothecation, or other assignment or transfer shall be effective.

15. NOTICES. All notices, requests or other communications from Participants relating to the Plan shall be addressed as follows:

American Stock Transfer & Trust Company, LLC
Attention: Dividend Reinvestment Department
59 Maiden Lane
New York, NY 10038
1-800-937-5449

Each Participant agrees to notify the Agent promptly in writing of any change of address. Notices, requests or other communications from the Agent to a Participant relating to the Plan shall be addressed to the Participant at the Participant's last known address as reflected in the Agent's records and shall be deemed given when received by the Participant or five days after mailing, whichever first occurs.

16. AMENDMENT; TERMINATION. The Corporation and the Agent each reserve the right to suspend, to modify (subject to any requisite authorization or approval by regulatory agencies having jurisdiction) and to terminate the Plan or any Participant's participation in the Plan at any time by written notice given to all Participants or such Participant, as the case may be. The Corporation and the Agent each also reserve the right to adopt, and from time to time to change, such administrative rules and regulations (not inconsistent in substance with the basic provisions of the Plan then in effect) as they deem desirable or appropriate for the administration of the Plan.

17. **GOVERNING LAW.** The Plan and all Plan Accounts established thereunder shall be governed by and construed in accordance with the laws of the State of New York and the rules and regulations of the Securities and Exchange Commission, as they may be changed or amended from time to time.

Adopted December 16, 1996, and amended February 24, 2011.

ANNEX 2

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN AUTHORIZATION FORM

[Front of Card]

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Check only one of the following options:

[ ] FULL DIVIDEND REINVESTMENT

I want to reinvest all cash dividends on shares now or subsequently registered in my name and account, as well as cash dividends on all shares credited to my account under the Plan. I understand that I may also make additional cash investments of not less than $50 per payment up to a maximum amount of $2,500 per quarter. [Complete if applicable:] I wish to make an additional cash investment at this time and have therefore enclosed a check or money order payable to American Stock Transfer and Trust Company in the amount of: $________________.

[ ] PARTIAL DIVIDEND REINVESTMENT

I want to reinvest cash dividends on some of the shares currently registered in my name and account, and continue to receive cash dividends on the remaining shares. Therefore, please reinvest the cash dividends on _____ shares. I understand that I may also make additional cash investments of not less than $50 per payment up to a maximum amount of $2,500 per quarter. [Complete if applicable:] I wish to make an additional cash investment at this time and have therefore enclosed a check or money order payable to American Stock Transfer and Trust Company in the amount of: $________________.

[ ] ADDITIONAL CASH INVESTMENT ONLY

I DO NOT wish to reinvest cash dividends on shares now or subsequently registered in my name or in my Plan account but I do wish to make optional cash investments of not less than $50 per payment up to a maximum amount of $2,500 per quarter. I have enclosed a check or money order payable to American Stock Transfer and Trust Company in the amount of: $________________.

This is Not a Proxy
(Please sign on other side)

[Back of Card:]

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
FOR SHARE OWNERS OF STEUBEN TRUST CORPORATION

Return to: American Stock Transfer and Trust Company
40 Wall Street, 46th Floor
New York, New York 10005
Attention: Dividend Reinvestment Department

Date: ______________________________

Signature of all registered owners:

____

____

SIGNATURES

The Issuer. The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hornell, New York, on this 4th day of March, 2011.

STEUBEN TRUST CORPORATION

By: ______________________
James P. Nicoloff,
Executive Vice President and
Chief Financial Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

Date: March 4, 2011	Brenda L. Copeland, President and Chief Executive Officer
Date: March 4, 2011	James P. Nicoloff, Executive Vice President, Treasurer and Chief Financial Officer
Date: March 4, 2011	David A. Shults* David A. Shults, Director and Chairman of the Board
Date: March 4, 2011	Robert U. Blades, Jr.* Robert U. Blades, Jr., Director
Date: March 4, 2011	Michael E. Davidson* Michael E. Davidson, Director
Date: March 4, 2011	Charles M. Edmondson* Charles M. Edmondson, Director
Date: March 4, 2011	Stoner E. Horey* Stoner E. Horey, Director
Dated: March 4, 2011	L. Victor Myers* L. Victor Myers, Director

Date: March 4, 2011

Charles D. Oliver*
Charles D. Oliver, Director

Date: March 4, 2011

Kenneth D. Philbrick*
Kenneth D. Philbrick, Director

Date: March 4, 2011

Eric Shults*
Eric Shults, Director

Date: March 4, 2011

Sherry C. Walton*
Sherry C. Walton, Director

*By: [signature]
James P. Nicoloff, as Attorney-in-Fact

PART III

EXHIBITS

Exhibit Index

Exhibit Number	Description	Sequential Page Location
2-1	Certificate of Incorporation of Steuben Trust Corporation, as amended	*
2-2	Bylaws of Steuben Trust Corporation	*
3	Authorization Form for Corporation's Dividend Reinvestment and Stock Purchase Plan	See Annex 2 to Offering Circular
10-1	Consent of Crowe Horwath LLP	Page III-2
10-2	Consent of Underberg & Kessler LLP	Included in Exhibit 11
11	Opinion of Underberg & Kessler LLP	Page III-3
15	Power of Attorney	*

* Indicates previously filed document.

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation in this Registration Statement of Steuben Trust Corporation on Post Qualification Amendment No. 18 to Form 1-A, of our report dated February 8, 2011, on Steuben Trust Corporation's consolidated financial statements appearing in the Annual Report of Steuben Trust Corporation for the year ended December 31, 2010, and to the reference to us under the heading of "Experts".

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
March 4, 2011


underberg kessler LLP

(585) 258-2800
www.underbergkessler.com

March 4, 2011

Steuben Trust Corporation
One Steuben Square
Hornell, New York 14843-1699

Re: Registration Statement on Post Qualification Amendment No. 18 to Form 1-A (the "Statement") of 200,000 Share of Common Stock for Sale Under the Securities Act of 1933

Ladies and Gentlemen:

We have acted as counsel to Steuben Trust Corporation (the "Corporation"), a New York corporation, in connection with the registration for public sale of a total of 200,000 shares of its Common Stock, par value $1.00 per share, to be offered in connection with its Share Owner Dividend Reinvestment and Stock Purchase Plan (the "Plan") as more fully described in the Offering Statement (the "Statement") being filed by the Corporation with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

In our opinion, the 200,000 shares of Common Stock covered by the Statement have been duly authorized and, when issued in accordance with the terms of the Plan, will be legally and validly issued, fully paid and non-assessable, except that under Section 630 of the New York Business Corporation Law, the ten largest shareholders of the Corporation may be jointly and severally liable for unpaid wages due to employees of the Corporation.

We consent to the incorporation in Steuben Trust Corporation's Post Qualification Amendment No. 18 to Form 1-A (24-3656) (the "Amendment") of this opinion. We also consent to the inclusion of our firm's name in the Amendment, including the offering circulars originally filed or subsequently amended or supplemented.

Very truly yours,

Underberg + Kessler LLP

UNDERBERG & KESSLER LLP

300 Bausch & Lomb Place, Rochester, NY 14604
585-258-2800 PHONE 585-258-2821 FAX

www.underbergkessler.com

Additional Offices
Buffalo, Canandaigua, Newark, Greece and Geneseo, NY